

well planned. managed. delivered.

BAKER HUGHES

2011 Annual Report

Baker Hughes 2011 Year In Review

Revenue:	$19.8 billion
Capital Expenditures:	$2.5 billion
Operations:	80 countries
Employees:	57,700
Product Lines:	22
Products & Services:	1,600
Investment in Research & Technology:	$462 million



2011 Revenues by Segment
North America 52%
6%
11%
14%
17%
Industrial Services and Other
Latin America
Middle East/ Asia Pacific
Europe/Africa/ Russia Caspian

- Baker Hughes added manufacturing facilities in Malaysia, Mexico and Thailand and expanded manufacturing in Saudi Arabia, China, Singapore and Russia. We commissioned Research and Technology Centers in Rio de Janeiro, Brazil, and Dhahran, Saudi Arabia, bringing our total to 11 centers worldwide. Overall, we added 1.9 million square feet (177,000 square meters) of roofline.
- Our geomarket structure has better aligned our capabilities with our customers' needs, particularly in international markets where we've improved market share relative to our peers. In Q4, our international margins of 15.6% exceeded our stated goal of exiting 2011 with 15% margins.
- In the deepwater Gulf of Mexico, our customers are seeing improvement in the permitting process. We expect to capitalize on this increase in activity over the next several quarters. We are a leading provider of high-pressure, high-temperature solutions in the Gulf of Mexico.
- As U.S. shale activity continues moving toward oil, our technology portfolio is well positioned for this increasing and sustained emphasis on oil. In fact, 80% of our pressure pumping product line is oriented toward oil-related completions.
- Baker Hughes successfully managed the senior leadership transition to a new chief executive officer, and our global diversity and inclusion initiatives were highly successful. In 2011, 20% of our new engineering and scientist recruits were women.
- In Iraq, we were awarded two significant Integrated Operations contracts.
- Our total drilling footage in Brazil's presalt formations reached 689,000 feet (210,000 meters), with excellent operating performance.
- The success of our coiled tubing drilling project in Saudi Arabia was the highlight of a year of superior performance in the overall coiled tubing market.



Total Revenues
2009 - 2011, by Quarter (In millions)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2009
2010
2011



Adjusted Net Income per Share (Diluted)(1)
2009 - 2011, by Quarter
$1.40
$1.20
$1.00
$.80
$.60
$.40
$.20
$0
2009
2010
2011

(1) Adjusted net income is a non-GAAP measure. See footnote (6) on Page 1 for further details.



Additional information about the company is available on our website at www.bakerhughes.com

Selected Financial Highlights

(In millions, except per share amounts)	2011	2010 (1)	2009 (1)	2008	2007
	Year Ended December 31				
As Reported:					
Revenue	**$ 19,831**	$ 14,414	$ 9,664	$ 11,864	$ 10,428
Operating income	**2,600**	1,417	732	2,376	2,278
Net Income	**1,743**	819	421	1,635	1,514
Net Income attributable to Baker Hughes	**1,739**	812	421	1,635	1,514
Per share of common stock:					
Net Income attributable to Baker Hughes:					
Basic	**$ 3.99**	$ 2.06	$ 1.36	$ 5.32	$ 4.76
Diluted	**3.97**	2.06	1.36	5.30	4.73
Dividends	**0.60**	0.60	0.60	0.56	0.52
Number of shares:					
Weighted average common shares diluted	**438**	395	311	309	320
Reconciliation from As Reported to Adjusted Net Income:					
Net income attributable to Baker Hughes	**$ 1,739**	$ 812	$ 421	$ 1,635	$ 1,514
Impairment of trade names(2)	**220**	-	-	-	-
Expenses related to Libya(3)	**70**	-	-	-	-
Loss on early extinguishment of debt(4)	**26**	-	-	-	-
Tax benefit associated with reorganization(5)	**(214)**	-	-	-	-
Adjusted Net Income(6)	**$ 1,841**	$ 812	$ 421	$ 1,635	$ 1,514
Per share of common stock:					
Adjusted Net Income(6):					
Basic	**$ 4.22**	$ 2.06	$ 1.36	$ 5.32	$ 4.76
Diluted	**4.20**	2.06	1.36	5.30	4.73
Cash, cash equivalents and short-term investments	**$ 1,050**	$ 1,706	$ 1,595	$ 1,955	$ 1,054
Working capital	**6,295**	5,568	4,612	4,634	3,837
Total assets	**24,847**	22,986	11,439	11,861	9,857
Total debt	**4,069**	3,885	1,800	2,333	1,084
Equity	**15,964**	14,286	7,284	6,807	6,306
Total debt/capitalization	**20%**	21%	20%	26%	15%
Number of employees (thousands)	**57.7**	53.1	34.4	39.8	35.8

(1) We acquired BJ Services Company on April 28, 2010, and its financial results from the date of acquisition are included in our results. 2010 and 2009 net income also includes costs incurred by Baker Hughes related to the acquisition and integration of BJ Services.
(2) Charge of $315 million before-tax ($220 million after-tax), the majority of which relates to the noncash impairment associated with the decision to minimize the use of the BJ Services trade name as part of our overall branding strategy for Baker Hughes.
(3) Expenses of $70 million (before and after-tax) associated with increasing the allowance for doubtful accounts, and reserves for inventory and certain other assets as a result of civil unrest in Libya.
(4) Loss of $40 million before-tax ($26 million after-tax) related to the early extinguishment of $500 million notes due 2013.
(5) Tax benefit of $214 million associated with the reorganization of certain foreign subsidiaries.
(6) Adjusted net income is a non-GAAP measure comprised of net income attributable to Baker Hughes excluding the impact of certain identified items. The company believes that adjusted net income is useful to investors because it is a consistent measure of the underlying results of the company's business. Furthermore, management uses adjusted net income internally as a measure of the performance of our operations. Reconciliation of net income attributable to Baker Hughes, a GAAP measure, to adjusted net income for historical periods can be found on the company's website at www.bakerhughes.com/investor.

This Annual Report to Stockholders, including the letter to stockholders from Chad C. Deaton, Executive Chairman, and Martin S. Craighead, President and Chief Executive Officer, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "expect," "should," "scheduled," "plan," "aim," "ensure," "believe," "promise," "anticipate," "could," "probable," "if," "intend," "estimate," "outlook," "may," "likely," "project" and similar expressions are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Items 1A and 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2011. The use of "Baker Hughes," "our," "we" and similar terms are not intended to describe or imply particular corporate organizations or relationships.

Letter to Our Stockholders

During the last several years, we have shared our story about how the Baker Hughes management team has transformed the company into a formidable competitor in the oilfield services sector. A big contributor to that story is our relentless focus on running our business efficiently and delivering results without ever wavering from our obsession with customer satisfaction.

We promised to invest in people, technology and infrastructure that would move us closer to our customers and to create greater value by driving a full suite of Baker Hughes technologies and services into the reservoir to efficiently drill and complete wells. And, we have steadily delivered on these promises through our strategic, customer-centric decisions. As a result, in just four years Baker Hughes' revenue has nearly doubled from $10.4 billion in 2007 to $19.8 billion in 2011.

Today, we believe that no other company in our industry has gone through greater transformation or is better positioned to capture future market share than Baker Hughes.

Clearly, the biggest growth potential for us is the unprecedented activity shift to the North American oil and natural gas shale plays where the geologic risk is low, the predictability of supply is more certain and the demand for services to efficiently access these resources is high. The integration of Baker Hughes' pressure pumping, horizontal drilling, completions and production services is capturing increased market share and contributing to our revenue growth, primarily because we are a leading company with the capabilities to service the entire life cycle of the well.

Our customers recognize that our passion for innovation is a driving force in helping them generate better economic returns and higher production rates. As stockholders, you should also know that this same innovation is driving significant transformation within Baker Hughes as we continue to find ways to work smarter and expand our operations while simultaneously reducing costs.

Improved customer intimacy and our move to a local geomarket structure led us to expand our investment in facilities closer to where our customers live and work. In 2011, we added approximately 1.9 million square feet (177,000 square meters) to our global infrastructure, including new or expanded manufacturing facilities in Mexico, Brazil, Malaysia, Russia and other key locations. We expect to add another 3 million square feet (278,000 square meters) of roofline in 2012.



Martin Craighead

Amidst this solid growth, in 2009 our global Supply Chain organization set a goal to simultaneously generate $300 million in cost savings over three years, and we're pleased with our progress towards that goal.

Baker Hughes has also taken what we believe are the necessary steps to anticipate today's ever-changing regulatory environments, and we are fully prepared to serve customers working in offshore and onshore basins around the world. Whether these regulatory changes are a result of the tragic events in the Gulf of Mexico in 2010 or the increased demands for transparency by landowners and regulatory agencies, Baker Hughes' global initiatives on reliability and quality provide increased assurance that our people are adequately trained and competent for the job, our critical equipment is traceable and reliable, and our safety standards and processes are best-in-class. Baker Hughes is the first integrated oilfield service company to receive full accreditation of its Competence Management Program from the International Association of Drilling Contractors.

As above-ground commercial issues become more challenging, our customers are also seeking holistic solutions to mitigate the technical and geologic complexities and are increasingly turning to a smaller set of service providers who can meet these challenges and manage integrated projects. Baker Hughes' management has spent the past year preparing for these challenges, and we are now fully participating in the integrated operations (IO) arena. Baker Hughes has already been awarded significant IO projects in Iraq, and we intend to capitalize further on this rapidly growing sector of our business in order to take full advantage of what we believe is the strongest downhole portfolio of technologies in our industry.

Baker Hughes' portfolio strength is derived in part from our continued investment in people who are delivering vast intellectual property advantages to Baker Hughes. We've highlighted a few groups in this report, and there are many others working in our global research and technology centers and in engineering and science clusters focused on specific challenges.

The individuals who serve on the Baker Hughes Board of Directors are also an important strength of our company, and we would like to acknowledge the contributions of two members who retired during 2011: Ambassador Edward P. Djerejian and James L. Payne. We appreciate their support of Baker Hughes.

Looking forward to 2012, we remain committed to running our business efficiently, and our intense focus on the customer will not change. We will continue our competitive drive with an even greater emphasis on execution and on instilling a sense of urgency to meet our customers' diverse needs to deliver the hydrocarbons on which our world depends.



Chad C. Deaton
Executive Chairman of the Board

Martin Craighead
President and Chief Executive Officer

Chad C. Deaton

Health, Safety, Environment and Security at Baker Hughes

Initiatives to improve health, safety, environment and security performance continue to elevate the company's rankings in these crucial areas. They demonstrate that being a good corporate citizen is part of our culture and daily business.

Baker Hughes health, safety and environmental performance is in the upper quartile in our industry. We are proud of the corporate social responsibility and environmental rankings we have achieved as a result of our initiatives, including an industry-leading position in the Newsweek Green Rankings. We continue to drive employee injury and illness cases downward, with incident rates the lowest in the company's history. Even though our broad-based measures to improve health and safety performance have been successful, we are not satisfied. There is still more work to be done, particularly in the area of driver safety.



BAKER HUGHES

We promote a culture where Stop Work Authority is exercised freely and is valued as a proactive process to control HSE&S risks and impacts.

In a proactive goal to reduce energy and water consumption, Baker Hughes achieved a reduction of more than 20% year-on-year, with cost savings of more than $8 million in 2011.

Also proactively, Baker Hughes sought and has been granted accreditation by the International Association of Drilling Contractors for our Competence Management Program. We are the only integrated service company to date to receive this recognition.

WELL PLANNED
Standardized processes reduce project risk, improve return on investment


BAKER
HUGHES

Advanced Measurement and Actuation

Baker Hughes research in advanced measurement and actuation is a foundation of the modern digital oil field. Advanced sensors and actuators in our sophisticated control systems create new capabilities and value for our customers.

The company's recognition of the opportunities of the digital oil field can be seen in the wide range of investments Baker Hughes makes in technologies related to high-temperature capability, deep-reading sensors, high-resolution imaging, ahead-of-bit evaluation technology, component and system reliability and in-situ reservoir performance monitoring.



Intelligent production systems give our customers the insight and control needed to make confident decisions that accelerate production, increase ultimate recovery and reduce total costs.

Fiber optic technology is a key part of many measurement and control systems. Baker Hughes incorporates it into systems for monitoring subsidence, compaction, temperature and pressure. We have increased reliable high-temperature performance to a remarkable 482°F (250°C). Our fiber-optic technology is now in electrical submersible pumps to monitor heat, pressure, vibration and pump efficiency. Baker Hughes collaborated with a major operator to develop the SureView™ real-time compaction monitoring system using our fiber-optic technology to monitor tubular deformation. Highly valuable information from this system can help optimize production and alert our customers to well problems in time to remediate them.

Using our strength in nanotechnology, we are successfully developing advanced measurement and actuation products and services. Current research is investigating novel neutron detectors to remove radioactive sources from nuclear tools that measure formation porosity. These "sourceless porosity" tools will replace radioactive materials with harmless neutron generators.

WELL MANAGED

Fast, accurate data means better production management



Designer Materials

Advances in materials science create new solutions for our customers and new business opportunities for us. Baker Hughes creates these "designer materials" to enable capabilities not possible with conventional materials.

As our customers continue to move into more hostile environments, they demand products with higher strength, higher temperature tolerance and greater corrosion resistance. They also want increased operational capability and effectiveness. And they want the same high reliability that's always been core to Baker Hughes.

Recently, Baker Hughes has made dramatic advances in materials science in response to these needs. New materials have made their way into commercial products that are proving highly successful in the marketplace while capturing industry notice.

In particular, Baker Hughes is among the leaders in applying nanotechnology to solve customer problems. For example, we developed a groundbreaking metal technology that disintegrates downhole. InTallic™ controlled-electrolytic metallic frac balls are the first commercial use of this exciting new technology. These unique frac balls dissolve at a controlled rate, eliminating the expense of removal after a multistage hydraulic-fracturing operation. Controlled-electrolytic metallic technology has enormous potential in a wide range of oilfield applications. Our new Materials Center of Excellence is the hub of growing nanotechnology research.



Controlled-electrolytic metallic technology pioneered by Baker Hughes scientists opens up new possibilities for oilfield solutions not possible before now.

WELL DELIVERED

A winning combination of technology, insight and experience



High-Performance Information and Simulation

High-performance information and simulation technology drives high-value advances in subsurface modeling and visualization, product design and simulation, and high-speed data acquisition and transmission.

Arguably the greatest driver of our industry's success in the modern computer era is the ability to "see" the reservoir, often in great detail, by means of powerful modeling and visualization tools. In recent years, Baker Hughes has moved beyond the wellbore by assembling a strong reservoir development services team that uses unsurpassed reservoir knowledge and experience to continually advance our proprietary software tools and techniques.



Dogleg
Degrees/100ft
<1
1-2
2-3
3-4
4-5
>5

Integration of prewell drilling scenarios with 3-D real-time visualization data creates an easy-to-understand view of current drilling challenges.

In product design and simulation, our scientists optimize drilling performance with numerical tools they have developed to simulate the actual dynamics of the drilling system. Drilling optimization using these tools is a high-value service that can dramatically improve our customers' drilling performance.

To reduce product development time and improve reliability, a global engineering team models complex mechanical and electrical systems before building prototypes. In addition to improving reliability, these design and simulation tools reduce costs by optimizing "manufacturability."

High-speed data acquisition and transmission technologies power the Baker Hughes BEACON™ real-time remote collaboration platform and our WellLink™ 3-D visualization service. Our customers worldwide use these tools to make cost-effective, real-time, collaborative decisions.

WELL PLANNED
Advanced modeling software increases reservoir understanding



Sustainable Chemistry

A new generation of environmentally sustainable fluids and chemicals from Baker Hughes meets customer needs, reduces our environmental footprint and ensures compliance with environmental regulations.

The fluids and chemicals our customers require in their upstream and downstream operations have to perform effectively while conforming to increasingly strict environmental regulations. The company's fluids and chemicals research and development work is proving that sustainability is compatible with performance.



The sustainable technologies we have developed include a broad range of products and services designed to help improve petroleum industry efficiencies and increase reservoir productivity.

But sustainable chemistry is not all. Baker Hughes is also implementing processes and services that maximize the performance of these new products and minimize their environmental impact. These new chemicals and services are parts of a complete system that our customers can depend on for high performance while meeting all regulatory requirements.

This strategy can be seen in our SmartCare™ qualified systems and products that promote environmental stewardship without sacrificing stimulation performance. To assess environmental risk, performance, compatibility and value, Baker Hughes has adopted a system to evaluate both our own and our suppliers' chemicals. Based on the United Nations Global Harmonized System for Classification and Labelling of Chemicals, our scientifically sound system produces credible, transparent and documented information easily explainable to regulators and investors while protecting proprietary information.

WELL MANAGED

The right hydraulic fracturing technology for every requirement



Talent and Teamwork

These six Ph.D.s joined Baker Hughes as mechanical engineers, physicists and research scientists eager for a career in the energy industry.



They landed in different locations and product lines, yet all exhibited talent and leadership traits that would earn them the opportunity to interview for the inaugural Baker Hughes Science and Technology Leadership Development Program. This pilot group of early-career Ph.D.s has embarked on an intense, two-year program developed to strengthen the technical, business and leadership skills of the company's next generation of innovators. Their first-year challenge is finding a way to make a 50% improvement in heavy-oil, per-barrel lifting costs from the Oil Sands of Alberta, Canada, one of the world's largest accumulations of heavy-oil reserves. In the second year of the program, the participants will be placed in roles throughout the company to gain additional experience and broaden their business perspective.

(front) Ashley Leonard, (left to right) Fermin Fernandez-Ibanez, Bernhard Meyer-Heye, (center) Chun Lan, Jeff Krimmel and Jacob Gibson



(left to right) David W. Courrege, Paul Madero, Justin Kellner, Matthew D. Solfronk, James G. King and Chris Johnson; Ralph Ramirez and Scott Sanchez not shown

This team of engineers developed a novel solution to individually fracture up to 40 stages in a single-trip openhole completion.



The FracPoint EX-C frac sleeve system uses a patented ball seat that increases the capability of ball-activated multistage fracturing systems to 40 stages.

Winners of the 2011 Best Commercial Product in Baker Hughes' Technology Excellence Awards, their innovative FracPoint™ EX-C multistage hydraulic fracturing system makes Baker Hughes the only service company currently able to individually treat up to 40 separate stages. Developed for horizontal wells in unconventional reservoirs with low permeability, their research focused on improving the number of individually fractured stages in a single completion. Delivering maximum value to our customers, their solution enables quick, continuous fracturing using ball-activated sleeves that reduce the time it takes to complete the well and to maximize reservoir drainage. Commercialization of the FracPoint EX-C system has expanded Baker Hughes' technology portfolio for unconventional completions and increased operators' return on investment.

Diversity and Inclusion

Working for Baker Hughes offers a wealth of career opportunities for men and women of all nationalities.

We are committed to gender and national diversity, and believe that a global team of diverse and talented people helps make Baker Hughes the best choice as an employer in the oil and gas service industry. This way of doing business enables the company to attract and retain superior talent and ensures a pipeline of candidates for leadership positions. Women represent a large pool of talent that our industry has historically left largely untapped. To develop and retain its female talent, Baker Hughes has organized regionally based Women's Resource Groups that emphasize business leadership, create networking opportunities, and broaden business understanding. The efforts are paying off: More than 20% of 2011 engineer and scientist recruits globally were women. Diversity is not just a societal goal; it is also a business opportunity and competitive advantage.


BAKER HUGHES

Baker Hughes Incorporated
Notice of Annual Meeting of Stockholders

April 26, 2012

To the Stockholders of Baker Hughes Incorporated:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated ("Company," "Baker Hughes," "we," "us" or "our") will be held in the Plaza Banquet Room located at 2777 Allen Parkway, Houston, Texas on Thursday, April 26, 2012, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. The election of directors;
2. The ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2012;
3. An advisory vote related to the Company's executive compensation program;
4. A stockholder proposal regarding majority vote standard for director elections; and
5. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed March 1, 2012 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend in person, we urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning it as soon as possible in the enclosed postage prepaid envelope in order that your vote may be cast at the Annual Meeting. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

By order of the Board of Directors,

Sandra E. Alford
Corporate Secretary

Houston, Texas
March 14, 2012

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE (i) VOTE YOUR SHARES BY TELEPHONE OR THE INTERNET, OR (ii) IF YOU RECEIVED A PAPER COPY, THEN SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation ("Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Thursday, April 26, 2012 and at any and all reconvened meetings after adjournments thereof.

Information About the Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations of the Securities and Exchange Commission (the "SEC"), we now furnish to our stockholders proxy materials, including our Annual Report to Stockholders, on the Internet. On or about March 14, 2012, we will send electronically an annual meeting package personalized with profile and voting information ("Electronic Delivery") to those stockholders that have previously signed up to receive their proxy materials via the Internet. On or about March 14, 2012, we will begin mailing a Notice of Internet Availability of proxy materials (the "E-Proxy Notice") to those stockholders that previously have not signed up to receive their proxy materials on the Internet. If you received the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials or the Annual Report to Stockholders. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the E-Proxy Notice.

Registered stockholders may also sign up to receive future proxy materials and other stockholder communications electronically instead of by mail. In order to receive the communications electronically, you must have an e-mail account, access to the Internet through an Internet service provider and a web browser that supports secure connections. Visit ***http://www.bnymellon.com/shareowner/isd*** for additional information regarding electronic delivery enrollment. Stockholders with shares registered in their names with BNY Mellon Shareowner Services LLC may authorize a proxy by the Internet at the following Internet address: ***http://www.proxyvoting.com/bhi***, or telephonically by calling BNY Mellon Shareowner Services LLC at 1-866-540-5760. Proxies submitted through BNY Mellon Shareowner Services LLC by the Internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 25, 2012. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

The Company will bear the cost of any solicitation of proxies, whether by Internet or mail. In addition to solicitation, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company has retained Phoenix Advisory Partners to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $8,500, plus out-of-pocket expenses.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the Internet or telephone. This option is separate from that offered by BNY Mellon Shareowner Services LLC and should be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by BNY Mellon Shareowner Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 25, 2012. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the Internet or use the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares.

The Internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the Internet should understand that there may be costs associated with electronic access, such as usage charges from access providers and telephone companies, and those costs must be borne by the stockholder.

We will only deliver one Proxy Statement to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. We will promptly deliver a separate copy of this Proxy Statement to a stockholder at a shared address to which a single copy of the document was delivered upon oral or written request to: Baker Hughes Incorporated, Attn: Corporate Secretary, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019, +1 (713) 439-8600. Stockholders may also address future requests for separate delivery of the Proxy Statement by contacting us at the address listed above.

Shares for which proxies have been executed will **be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2012, FOR the advisory vote related to the Company's executive compensation program and AGAINST the stockholder proposal regarding majority vote standard for director elections.**

Proxies may be revoked at any time prior to the exercise thereof by filing with the Company's Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 26, 2012. This Proxy Statement and the Annual Report to Stockholders and the means to vote by Internet are available at ***http://bnymellon.mobular.net/bnymellon/bhi***.

VOTING SECURITIES

The securities of the Company entitled to vote at the Annual Meeting consist of shares of its Common Stock, par value $1.00 per share ("Common Stock"), of which 437,579,346 shares were issued and outstanding at the close of business on March 1, 2012. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting. The presence in person or by proxy of the holders of a majority of our Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum to transact business at the Annual Meeting.

Assuming a quorum is present at the Annual Meeting, either in person or represented by proxy, with respect to the election of directors, the director nominees who receive the greatest number of votes cast in their favor (up to the number of director seats available for election) will be elected. The affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2012, for the approval of the advisory vote related to the Company's executive compensation program and for the approval of the stockholder proposal regarding majority vote standard for director elections. There will be no cumulative voting in the election of directors.

Brokers, banks or other nominees that hold shares of Common Stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion if permitted by the stock exchange or other organization of which they are members. Brokers, banks and other nominees are permitted to vote the beneficial owner's proxy in their own discretion as to certain "routine" proposals when they have not received instructions from the beneficial owners, such as the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2012. If a broker, bank or other nominee votes such "uninstructed" shares for or against a "routine" proposal, those shares will be counted towards determining whether or not a quorum is present and are considered entitled to vote on the "routine" proposals. However, where a proposal is not "routine," a broker, bank or other nominee is not permitted to exercise its voting discretion on that proposal without specific instructions from the beneficial owner. These non-voted shares are referred to as "broker non-votes" when the nominee has voted on other non-routine matters with authorization or voted on routine matters. These shares will be counted towards determining whether or not a quorum is present, but will not be considered entitled to vote on the "non-routine" proposals.

Broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. Abstentions, on the other hand, have the same effect as votes against the matter, although abstentions will have no effect on the election of directors or the advisory vote related to the executive compensation program.

The following table sets forth information about the holders of the Common Stock known to the Company on March 1, 2012 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the SEC. For purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

Name and Address		Shares	Percent of Class
1.	Wellington Management Company, LLP (1) 280 Congress Street Boston, MA 02210	24,224,316	5.55%
2.	BlackRock, Inc (2) 40 East 52nd Street New York, NY 10022	23,123,172	5.30%

(1) Wellington Management Company, LLP does not have sole voting and investment power over the shares.

(2) BlackRock, Inc. has sole voting and investment power over 23,123,172 shares.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

In analyzing director nominations, the Governance Committee strives to recommend candidates for director positions who will create a collective membership on the Board with varied experience and perspective and who maintain a Board that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience. The Governance Committee strives to recommend candidates who demonstrate leadership and significant experience in a specific area of endeavor, comprehend the role of a public company director, exemplify relevant expertise, experience and a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy-related industries.

When analyzing whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Governance Committee and the Board of Directors focus on the information as summarized in each of the Directors' individual biographies set forth on pages 4 and 5. In particular, the Board considered Mr. Deaton's senior executive experience for over 14 years in the oilfield services industry combined with extensive knowledge in his successful energy business career for over 32 years as well as active participation in energy-related professional organizations. His knowledge, expertise and management leadership regarding the issues affecting our business and the Company have been invaluable to the Board of Directors in overseeing the business and affairs of our Company. In August 2011, Martin S. Craighead became a director of the Board. When considering his appointment to the Board, the Board considered his 25 years of experience working for Baker Hughes in various officer and leadership positions. Similarly the Board has considered the extensive backgrounds and skills of each of the non-management directors. Some of the characteristics and background that were considered include Mr. Brady's experience and leadership of public companies in the energy services sector and manufacturing sector together with his financial expertise; Mr. Cazalot's role as chairman of the board, chief executive officer and president of a publicly traded energy company as well as his 39 successful years of experience in the global energy business; Mr. Fernandes' leadership roles in several public companies in the energy and manufacturing sectors, including his service as a director of other public companies and his extensive financial expertise; Ms. Gargalli's leadership and consulting experience, extensive public board service and her financial expertise; Dr. Jungels' technical knowledge, executive roles, 40 successful years of experience in the international energy industry and service as a member of public company boards; Mr. Lash's engineering and high technology knowledge and skills, his private equity leadership, manufacturing background, public service and financial expertise; Mr. Nichols' position as the executive chairman of the board and former chief executive officer of a publicly-traded energy company, successful career building a major oil and gas company and his leadership in related trade associations; Mr. Riley's 40 years of senior executive experience with a publicly traded diversified manufacturer, service as a director of other public companies and a national corporate governance organization; Mr. Stewart's many years as the chairman of the board, president and chief executive officer of BJ Services Company; Mr. Watson's extensive executive leadership roles and active involvement in a number of energy-related companies and businesses and service as a director of other public companies.

All directors who are elected at the Annual Meeting of Stockholders will serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in April 2013 or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal. The proxy holders will vote FOR the twelve persons listed below under the section "Company Nominees for Director," unless contrary instructions are given.

If you sign your proxy card but do not give instructions with respect to the voting of directors, your shares will be voted for the twelve persons recommended by the Board of Directors. If you wish to give specific instructions with respect to the voting of directors, you must do so with respect to the individual nominee.

Company Nominees for Director

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age and year in which the nominee first became a director of the Company. Each nominee director has agreed to serve if elected.

Nominees	Principal Occupation	Age	Director Since
Larry D. Brady	Former Chairman of the Board and Chief Executive Officer of Intermec, Inc. (industrial technologies). Mr. Brady served as Chairman of Intermec from 2001 to 2007 and as Chief Executive Officer from 2000 to 2007. He served as President of Intermec from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1993 and was a director from 1989 to 1999. Mr. Brady is a member of the Advisory Board of Northwestern University's Kellogg School of Management. Within the past five years, Mr. Brady served as a director of Pactiv Corporation.	69	2004
Clarence P. Cazalot, Jr.	Chairman of the Board of Directors since 2011 and President and Chief Executive Officer of Marathon Oil Corporation (diversified petroleum) since 2002; director of Marathon Oil Corporation from 2002 through 2011. He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1996; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco. He is a director and Board member of the American Petroleum Institute. Additionally, he is a director of the Greater Houston Partnership, is a member of the Business Council and serves on the Advisory Board of the World Affairs Council of Houston.	61	2002
Martin S. Craighead	Chief Executive Officer of Baker Hughes Incorporated since January 2012 and President of the Company since 2010. Chief Operating Officer of the Company from 2009 to 2012 and Senior Vice President from 2009 to 2010. Group President of Drilling and Evaluation from 2007 to 2009 and Vice President of the Company from 2005 until 2009. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003. Employed by the Company in 1986.	52	2011
Chad C. Deaton	Executive Chairman of the Board of Baker Hughes Incorporated since January 2012. Chairman of the Board and Chief Executive Officer of the Company from October 2004 to January 2012; President of Baker Hughes Incorporated from February 1, 2008 to July 28, 2010. Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company (compression services) from 2002 through October 2004. He was a Senior Advisor to Schlumberger Oilfield Services (oilfield services) from 1999 to September 2001 and was an Executive Vice President from 1998 to 1999. Mr. Deaton is a director of Ariel Corporation. He is also a director of Houston Achievement Place and a member of the Society of Petroleum Engineers Industry Advisory Council. Mr. Deaton was a director of CARBO Ceramics, Inc. from 2005 to 2009 and has been a director of Air Products and Chemicals, Inc. since 2010.	59	2004
Anthony G. Fernandes	Former Chairman, President and Chief Executive Officer of Phillip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO, from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes serves on the Boards of Black & Veatch, Cytec Industries and ABM Industries, Inc.	66	2001

Nominees	Principal Occupation	Age	Director Since
Claire W. Gargalli	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc. and BioMotion Analytics. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College. Within the past five years, Ms. Gargalli served as a director of Intermec, Inc. (industrial technologies).	69	1998
Pierre H. Jungels	President of the Institute of Petroleum until June 2003. From 1997 through 2001 Dr. Jungels served as a Director and Chief Executive Officer of Enterprise Oil, plc. In 1996, Dr. Jungels served as the Managing Director of Exploration and Production at British Gas plc. Dr. Jungels is Chairman of Rockhopper Exploration plc and Oxford Catalysts plc. He is also a director of Woodside Petroleum Ltd and a former director of Imperial Tobacco Group plc. Various positions from 1974 to 1995 at PetroFina SA, including Executive Director from 1989 to 1995.	68	2006
James A. Lash	Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1976. Former First Selectman, Greenwich, Connecticut (city government) from 2003 to 2007. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash was a director of the East West Institute from 2002 to 2011 and was a trustee of the Massachusetts Institute of Technology from 2000 to 2011.	67	2002
J. Larry Nichols	Executive Chairman of Devon Energy Corporation (independent energy company) since 2010. Mr. Nichols served as Chairman of the Board from 2000 to 2010 and as Chief Executive Officer from 1980 to 2010. Mr. Nichols serves as a director of SONIC Corp. as well as several trade associations relevant to the oil and gas exploration and production business.	69	2001
H. John Riley, Jr.	Former Chairman of the Board of Cooper Industries, Ltd. (diversified manufacturer) from May 1996 to February 2006. He was Chief Executive Officer of Cooper Industries from 1995 to 2005. He was Executive Vice President, Operations of Cooper Industries from 1982 to 1992, Chief Operating Officer from 1992 to 1995 and President from 1992 to 2004. Mr. Riley is a director of The Allstate Corporation, Westlake Chemical Corporation, and Post Oak Bank, N.A. Mr. Riley also serves as a trustee of the Museum of Fine Arts, Houston and Syracuse University.	71	1997
James W. Stewart	Former Chairman of the Board of Directors, President and Chief Executive Officer of BJ Services Company (pressure pumping services) from 1990 until its acquisition by the Company in 2010. Prior to 1990, Mr. Stewart held various management and staff positions with BJ Services Company and its predecessor company. Mr. Stewart is a member of the Board of The Alley Theatre, a member of the Advisory Board of the Children's Museum of Houston and is Chair of the Finance Committee for the Menil Foundation.	68	2010
Charles L. Watson	Chairman of Twin Eagle Management Resources (energy marketing) since 2010, Chairman CLW Investments, Inc. since 2009 (private investments), Chairman of Eagle Energy Partners from 2003 to 2009, Chairman of Wincrest Ventures, L.P. (private investments) since January 1994, Chairman of Collegiate Zone LP since 2004 and Chairman of Sigma Chi Foundation since 2005. Senior Advisor to EDF Trading North America LLC and Electricite de France during 2008 (energy marketing), Managing Director of Lehman Brothers from 2007 to 2008. Founder, Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) and its predecessor companies from 1985 to 2002. Mr. Watson is also a board member of Mainstream Renewable Power, Baylor College of Medicine and Angeleno Investors, L.P. Within the past five years, Mr. Watson served on the Board of Shona Energy Company, Inc.	62	1998

Election Policy

It is the policy of the Board of Directors that any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election would be required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted. Pursuant to the Company's Bylaws, in case of a vacancy on the Board of Directors, a majority of the remaining directors will appoint a successor, and the director so appointed will hold office until the next annual meeting or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal.

CORPORATE GOVERNANCE

The Company's Board of Directors believes the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices, which the Board and management believe promote this purpose, are sound and represent best practices. The Board periodically reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines as the principles of conduct of the Company's business affairs to benefit its stockholders, which Guidelines conform to the NYSE corporate governance listing standards and SEC rules. The Corporate Governance Guidelines are attached as Annex A to this Proxy Statement, posted under the "Corporate Governance" section of the Company's website at ***www.bakerhughes.com/investor*** and are also available upon request to the Company's Corporate Secretary.

Board of Directors

During the fiscal year ended December 31, 2011, the Board of Directors held five meetings, the Audit/Ethics Committee held eleven meetings, the Compensation Committee held five meetings, the Governance Committee held four meetings and the Finance Committee held four meetings. Each director attended more than 90% of the total number of meetings of the Company's Board of Directors and of the respective Committees on which he or she served. All of the Company's directors attended the Company's 2011 Annual Meeting. During fiscal year 2011, each non-management director was paid an annual retainer of $75,000. The Lead Director received an additional annual retainer of $15,000. The Audit/Ethics Committee Chair received an additional annual retainer of $20,000. Each of the other independent Committee Chairs received an additional annual retainer of $15,000. Each of the members of the Audit/Ethics Committee, excluding the Chair, received an additional annual retainer of $10,000. Each of the members, excluding the Chair, of the Compensation, Finance and Governance Committees received an additional annual retainer of $5,000. Each non-management director also received annual non-retainer equity in a total amount of $200,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $140,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested upon retirement or on the annual meeting of stockholders next following the date the non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $30,000 issued in each of January and July. The options generally will vest one-third each year beginning on the first anniversary date of the grant of the option award (however, the options, to the extent not previously vested or forfeited, will become fully vested upon retirement or on the annual meeting of stockholders next following the date the non-management director attains the age of 72). The Company previously provided benefits under a Directors Retirement Plan, which Plan remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of that Plan. No additional benefits have been accrued under the Plan since December 31, 2001. Messrs. Fernandes, Nichols, Riley and Watson and Ms. Gargalli have accrued benefits under the Plan.

Director Independence

All members of the Board of Directors, other than Mr. Deaton, the Company's Executive Chairman of the Board, Mr. Craighead, the Company's President and Chief Executive Officer, Mr. Stewart, the former Chairman, President and Chief Executive Officer of BJ Services Company, and Mr. Nichols, Executive Chairman of Devon Energy Corporation, satisfy the independence requirements of the NYSE. Mr. Stewart does not satisfy the independence requirements because of his status as the former Chairman, President and Chief Executive Officer of BJ Services Company which Baker Hughes acquired on April 28, 2010. Mr. Nichols does not satisfy the independence requirements because sales by the Company to Devon Energy Corporation exceeded the two percent test under Section 303A.02(b)(v) of the NYSE's Listed Company Manual in fiscal years 2010 and 2011. In addition, the Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" ("Policy for Director Independence") included as Exhibit C to the Corporate Governance Guidelines. Such Policy supplements the NYSE independence requirements. Directors who meet these independence standards are considered to be "independent" as defined therein. The Board has determined that all the nominees for election at this Annual Meeting, other than Messrs. Deaton, Craighead, Nichols and Stewart, meet these standards.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the "Corporate Governance" section of the Company's website at ***www.bakerhughes.com/investor*** and is also available upon request to the Company's Corporate Secretary.

Committee Memberships 2011

Audit/Ethics	Compensation	Executive	Finance	Governance
Anthony G. Fernandes (C)	Claire W. Gargalli (C)	Chad C. Deaton (C)	Larry D. Brady (C)	James A. Lash (C)
Larry D. Brady	Clarence P. Cazalot, Jr.	Clarence P. Cazalot, Jr	Claire W. Gargalli	Anthony G. Fernandes
Clarence P. Cazalot, Jr.	Pierre H. Jungels	J. Larry Nichols	Pierre H. Jungels	H. John Riley, Jr.
James A. Lash	Charles L. Watson	H. John Riley, Jr.	J. Larry Nichols	Charles L. Watson
		James W. Stewart	H. John Riley, Jr.	
		Charles L. Watson	James W. Stewart	

(C) Chair of the referenced Committee.

Audit/Ethics Committee.

The Audit/Ethics Committee held eleven meetings during fiscal year 2011. The Board of Directors has determined that each of the Audit/Ethics Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Audit/Ethics Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at ***www.bakerhughes.com/investor*** and is attached as Annex B to the Proxy Statement. The Vice President Internal Audit and the corporate internal audit function report directly to the Audit/Ethics Committee. The Company's Corporate Internal Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Corporate Governance Guidelines.

The Audit/Ethics Committee also is responsible for the selection and hiring of the Company's independent registered public accounting firm. To promote independence of the audit, the Audit/Ethics Committee consults separately and jointly with the Company's independent registered public accounting firm, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that each member of the Committee meets the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to SOX. The Board has designated Anthony G. Fernandes as the member of the Committee who serves as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee.

The Compensation Committee held five meetings during fiscal year 2011. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Compensation Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at ***www.bakerhughes.com/investor***. The Compensation Committee oversees our compensation programs and is charged with the review and approval of the Company's general compensation strategies and objectives and the annual compensation decisions relating to our executives and to the broad base of Company employees. Their responsibilities also include reviewing management succession; making recommendations to the Board regarding all employment agreements, severance agreements, change in control agreements and any special supplemental benefits applicable to executives; assuring that the Company's incentive compensation program, including the annual and long-term incentive plans, is administered in a manner consistent with the Company's compensation strategy; approving and/or recommending to the Board new incentive compensation plans and equity-based compensation plans; reviewing the Company's employee benefit programs; and recommending for approval all committee administrative changes that may be subject to the approval of the stockholders or the Board, reviewing and reporting to the Board of Directors the levels of stock ownership by the senior executives in accordance with the Stock Ownership Policy. The Compensation Committee is also responsible for reviewing the outcome of the stockholder advisory vote on senior executive compensation. The Compensation Committee may delegate its authority to subcommittees.

The Compensation Committee is responsible for determining if there are any inherent potential risks in the compensation programs. The Committee exercises risk oversight with respect to risks relating to the compensation of the senior executives as well as the employees of the Company generally. The Compensation Committee seeks to structure compensation packages and performance goals for compensation in a manner that does not incent employees to take risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee designs long-term incentive compensation, including restricted stock, performance units and stock options in such a manner that employees will forfeit their awards if their employment is terminated for cause. The Committee also retains the discretionary authority to reduce Annual Incentive Compensation Plan bonuses and discretionary bonuses to reflect factors regarding individual performance that are not otherwise taken into account under the performance goal guidelines established by the Compensation Committee. The Company's stock ownership guidelines established by the Board of Directors also mitigates compensation risks. During fiscal year 2011, the Compensation Committee determined the Company's compensation policies and practices for employees were not reasonably likely to have a material adverse effect on the Company. For more information pertaining to the Company's compensation policies and practices, please read the "Compensation Discussion and Analysis" section of this Proxy Statement.

Governance Committee.

The Governance Committee held four meetings during fiscal year 2011. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." A current copy of the Governance Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at ***www.bakerhughes.com/investor***. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs, health, safety and environmental compliance functions, government relations and monitoring compliance with the Corporate Governance Guidelines. In addition, the Governance Committee proposes candidates for the Board of Directors, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' compensation. The Governance Committee annually reviews the Company's Policy Statement on Shareholders' Rights Plans and reports any recommendations to the Board of Directors.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience with issues facing the Company. The Governance Committee also strives to maintain a Board that reflects diversity, including but not limited to, gender, ethnicity, background, country of citizenship and experience. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Corporate Governance Guidelines. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Corporate Governance Guidelines, and candidates are evaluated based on their background, experience and other relevant factors as described in the Guidelines for Membership on the Board of Directors. The Board and the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates proposed by stockholders in the same manner as all other candidates. Recommendations that stockholders desire to make for the 2013 Annual Meeting should be submitted between October 15, 2012 and November 14, 2012 in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Corporate Governance Guidelines and are also available upon request to: Chair, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas, 77210, or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. Such recommendations should be accompanied by the information required under the Company's Bylaws for stockholder nominees and in accordance with the Company's Policy and Submission Procedures for Stockholder Recommended Director Candidates.

In connection with the 2012 election of directors, the Company has not paid any fee during 2011 or 2012 to a third party to identify or evaluate or to assist in identifying or evaluating such nominees. In connection with the 2012 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.

Stock Ownership by Directors

Each non-management director is expected to own at least four times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board. All non-management directors have met this ownership requirement.

Stockholder Communications with the Board of Directors

To provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chair of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors as a group. Stockholders may communicate with any member of the Board, including the Company's Lead Director, the Chair of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. The procedures for "Stockholder Communications with the Board of Directors" are also included as Exhibit E to the Corporate Governance Guidelines. In addition, pursuant to the Company's policy to request and encourage attendance at the Annual Meeting, such meeting provides an opportunity for stockholders to communicate with members of the Company's Board of Directors in attendance. All of the Company's directors attended the Company's 2011 Annual Meeting.

Business Code of Conduct

The Company has a Business Code of Conduct (the "Code") that applies to all officers, directors and employees, which includes the code of ethics for the Company's chief executive officer, chief financial officer, and chief accounting officer and all other persons performing similar functions within the meaning of the securities laws and regulations. The Code prohibits individuals from engaging in, or giving the appearance of engaging in any activity involving a conflict, or reasonably foreseeable conflict, between personal interests and those of the Company. Every year, each of these Company officers certifies compliance with the Company's Code and the applicable NYSE and SOX provisions. The Audit/Ethics Committee of the Board of Directors of the Company oversees the administration of the Code and responsibility for the corporate compliance effort with the Company. The Company's Business Code of Conduct and Code of Ethical Conduct Certification are posted under the "Corporate Governance" section of the Company's website at ***www.bakerhughes.com/investor*** and are also available upon request to the Company's Corporate Secretary.

The Board's Leadership Structure and Role in Risk Oversight

The Board has five standing committees: Audit/Ethics, Compensation, Governance, Finance and Executive. Other than the Executive Committee and the Finance Committee, all of the Board committees are comprised solely of independent directors. Each of the five committees has a different Chairperson. The Chairperson of the Audit/Ethics Committee, the Compensation Committee, the Finance Committee and the Governance Committee are each independent directors. Our Corporate Governance Guidelines require the election, by the independent directors, of a Lead Director who (i) presides at all meetings of the Board of Directors at which the Chair is not present, including executive sessions of independent directors; (ii) serves as liaison between the Chairperson and the independent directors; (iii) has the authority to call meetings of the independent directors; and (iv) consults with the Chairperson on agendas for Board meetings and other matters pertinent to the Company and the Board. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director. John Riley is the current Lead Director. The independent directors hold executive sessions at every regularly scheduled Board meeting and at such other times as the Board deems appropriate. Our Board leadership structure is utilized by numerous public companies in the United States, and we believe that it provides the optimal balance and is an effective leadership structure for the Company.

Effective January 1, 2012, Mr. Craighead became Chief Executive Officer and President of the Company and Mr. Deaton assumed the role of Executive Chairman. The Board determined that Mr. Deaton's extensive experience and leadership as Chairman and Chief Executive Officer of the Company since 2004 are invaluable and his continued role as Executive Chairman will help the Board leverage his expertise and knowledge.

In accordance with the NYSE requirements, our Audit/Ethics Committee is responsible for overseeing risk analysis and risk management procedures. The Audit/Ethics Committee reviews guidelines and policies on enterprise risk management, including risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. At each meeting of the Audit/Ethics Committee, the officers of the Company provide information to the Audit/Ethics Committee addressing issues related to risk analysis and risk management. At every regularly scheduled meeting of the Audit/Ethics Committee the Company's Chief Compliance Officer provides a report to the Committee regarding the Company's Business Code of Conduct, including updates pertaining to the status of the Company's compliance with its standards, policies, procedures and processes. The Company maintains an Enterprise Risk Management ("ERM") process under which it reviews its business risk framework including an assessment of external and internal risks and appropriate mitigation activities. The Company's annual ERM report is provided to the Audit/Ethics Committee and in addition a comprehensive in person presentation is made to the entire Board. In addition to the risk oversight which is exercised by the Audit/Ethics Committee of the Board of Directors, the Compensation Committee, the Finance Committee and the Governance Committee each regularly exercises oversight related to risks associated with responsibilities of the respective Committee. For example, the Compensation

Committee has reviewed what risks, if any, could arise from the Company's compensation policies and practices, while the Finance Committee consistently reviews risks related to the financial structure and activities of the Company and the Governance Committee periodically provides oversight respecting risks associated with the Company's health, safety and environmental policies and practices. The Board of Directors believes that the risk management processes in place for the Company are appropriate.

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of March 1, 2012 by each director, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on March 1, 2012.

	Shares Beneficially Owned			
Name	Shares Owned as of March 1, 2012	Shares Subject to Options Which Are or Will Become Exercisable Prior to April 30, 2012	Total Beneficial Ownership as of April 30, 2012	% of Class [(1)]
Larry D. Brady	20,002	4,941	24,943	—
Clarence P. Cazalot, Jr.	21,993	5,867	27,860	—
Anthony G. Fernandes	29,657	9,981	39,638	—
Claire W. Gargalli	25,613	6,668	32,281	—
Pierre H. Jungels	16,793	4,354	21,147	—
James A. Lash	21,593	6,668	28,261	—
J. Larry Nichols	23,593	6,668	30,261	—
H. John Riley, Jr.	34,653	6,668	41,321	—
James W. Stewart	387,303 [(2)]	389,322	776,625	—
Charles L. Watson	32,822	6,668	39,490	—
Chad C. Deaton	303,786	701,983	1,005,769	—
Martin S. Craighead	117,379	132,471	249,850	—
Peter A. Ragauss	107,064	203,034	310,098	—
Alan R. Crain	75,661	97,330	172,991	—
Derek Mathieson	43,548	29,599	73,147	—
All directors and executive officers as a group (23 persons)	1,481,530	1,886,037	3,367,567	—

(1) No percent of class is shown for holdings of less than 1%.

(2) Mr. Stewart holds 9,985 shares indirectly as the trustee of trusts established for the benefit of his children. An additional 32,471 shares are held by a Grantor Retained Annuity Trust and another 32,471 shares are held by a Grantor Retained Annuity Trust with his spouse as the trustee.

CHARITABLE CONTRIBUTIONS

During the fiscal year ended December 31, 2011, the Company did not make any contributions to any charitable organization in which any director served as an executive officer that exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors, and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes its executive officers and directors complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2011 with the exception of an inadvertent late filing on a Form 4 for Mr. Stewart.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has, and strictly follows, formalized policies and procedures for identifying potential related party transactions and ensuring those policies are reviewed by the Board of Directors and the Audit/Ethics Committee. We subject the following related persons to these procedures: directors, director nominees, executive officers, individual 5% stockholders and any immediate family members of these persons.

As outlined in Exhibit C to our Corporate Governance Guidelines, the Board annually re-evaluates the independence of any "related person" for any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships in which any director, director nominee, executive officer, or any immediate family member of those persons could be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The Company does not have a formal set of standards to be substantively applied to each transaction reviewed by the Audit/Ethics Committee and then the Board. However, the standards utilized in its annual Director & Officer Questionnaire to determine if a related party transaction exists are modeled after Section 303A.02 of the New York Stock Exchange's Listed Company Manual. Instead of a formalized standard, potential related party transactions are reviewed and judgment is applied by the Board of Directors in accordance with its duties under Delaware and other applicable law to determine whether such transactions are in the best interests of the Company and its stockholders. In addition to the discussion under the "Business Code of Conduct" in this Proxy Statement, the "Baker Hughes Incorporated Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" are included as Exhibit C of the Corporate Governance Guidelines. The Company utilizes standard accounting procedures to monitor its financial records and determine whether a related person is involved in a business relationship or transaction with the Company for which disclosure is required.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The purpose of our compensation program is to motivate exceptional individual and organizational performance that is in the long-term best interests of our stockholders. We use traditional compensation elements of base salary, annual incentives, long-term incentives, and employee benefits to deliver attractive and competitive compensation. We benchmark both compensation and Company performance in evaluating the appropriateness of pay. Our executive pay decisions are made by an independent Compensation Committee of our Board of Directors, with assistance from its independent consultant. We target the market median for fixed compensation, while providing the opportunity for executives to earn upper quartile incentive pay based on Company performance.

2011 Performance Overview

The Company completed 2011 with strong financial performance, a key factor for the Compensation Committee when considering executive pay decisions. Following the merger with BJ Services in 2010 and the subsequent integration efforts that were underway throughout the period, during 2011 the Company focused its efforts beyond transformation into execution. Senior Executives focused on revenue growth and fundamentally lowering our cost structure.

The Company achieved significant growth in revenue, net income, profit margin and return on capital employed over the period. The Company has experienced a strong recovery in North America, resulting in overall increases in revenue and net income margins of 38% and 54%, respectively. From an international perspective, the Company also experienced solid revenue growth and international profit margins increased year over year by 86%. Further, the Company has successfully controlled costs with Marketing, General and Administrative costs as a percent of revenue at their lowest levels since 2008 at 6%. The Compensation Committee takes into account these performance measures, as well as others, when making compensation decisions for our Senior Executives.

Participants

Our compensation programs include programs that are designed specifically for (1) our most senior executive officers, which include the principal executive officer ("PEO"), the principal financial officer ("PFO") and the three other most highly compensated executive officers (collectively, either the "Senior Executives" or "NEOs") and (2) employees who are designated as executives of the Company ("Executives"), which includes the Senior Executives and (3) a broad base of Company employees. In accordance with the Company's succession plan, on January 1, 2012, Mr. Deaton transitioned from the roles of Chairman and Chief Executive Officer (PEO) to Executive Chairman and Mr. Craighead assumed the position of President and Chief Executive Officer (PEO). Previously, Mr. Craighead served as President and Chief Operating Officer.

The Senior Executives are:

- Chad C. Deaton – Executive Chairman (former Chairman and Chief Executive Officer (PEO))
- Peter A. Ragauss – Senior Vice President & Chief Financial Officer (PFO)
- Martin S. Craighead – President & Chief Executive Officer (PEO)
- Alan R. Crain – Senior Vice President & General Counsel
- Derek Mathieson –Vice President and President, Western Hemisphere Operations

Pay for Performance

The Compensation Committee designs compensation programs to deliver compensation which is aligned with Company performance and thus stockholder interests. The following charts reflect the relationship between our PEO's pay and Company performance as well as peer performance.

The chart below illustrates an internal comparison of target and realized compensation for our PEO versus the Company's Total Shareholder Return (TSR) over a three-year period. Target pay includes base salary, target bonus and target value of options, restricted stock and performance units for the year (all measured as of the dates of grant). Realized pay includes base salary, bonus payout and grant date value of options, restricted stock and performance unit payout for the year. The chart below assumes that $100 was invested in our Common Stock on December 31, 2008. It shows the directional relationship between Company stock performance and PEO pay. Our three-year TSR has increased between 2008 and 2011 while the target pay for our PEO has remained relatively constant. The chart also reflects, over the three-year period, realized pay for our PEO has increased along with growth in TSR.


PEO Compensation versus Indexed TSR
$18,000,000
$15,000,000
$12,000,000
$9,000,000
$6,000,000
$3,000,000
$0
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
FY2008
FY2009
FY2010
FY2011
Target Pay
Realized Pay
TSR

The chart below illustrates the Company's three-year realized pay percentile ranking and performance percentile ranking for our PEO versus the Company's oilfield services peers which include Halliburton Company, National Oilwell Varco Inc., Schlumberger Ltd. and Weatherford International Ltd. Realized pay includes base salary, bonus payout and grant date value of options, restricted stock and performance unit payout for the year. The chart reflects that for the fiscal 2010 one-year period, Company TSR performance was in the upper quartile while our PEO's pay was in the lower quartile. For the fiscal 2008 through fiscal 2010 three-year period, our PEO's pay is aligned with the Company's TSR performance. Information on our peers for fiscal year 2011 was not available at the time of filing the Proxy Statement.


Relative Pay versus Relative TSR
(Baker Hughes versus Industry Peers)
Upper Quartile
Median
Lower Quartile
TSR Percentile Ranking
1-Year
3-Year
Pay for Performance Alignment
Lower Quartile
Median
Upper Quartile
Realized Total Direct Compensation Percentile Ranking

Compensation Objectives

To reward both short- and long-term performance and to further our compensation objectives, our executive compensation program is designed to:

Objective	How We Meet Our Objectives
Attract and retain knowledgeable, experienced, and high performing Senior Executives	▪ Provide a competitive total pay package, taking into account the base salary, incentives and benefits. ▪ Regularly benchmark our pay programs against the competitive market, comparing both fixed and variable, at-risk compensation that is tied to short and long-term performance. We use the results of this analysis as context in making pay adjustments. ▪ Administer plans to include three-year performance cycles on long-term incentive plan awards, three-year vesting schedules on equity incentives, and competitive total benefit programs, including retirement benefits.
Reward the creation of long-term stockholder value	▪ The long-term incentive plan consists of a combination of stock options, restricted stock awards, and performance units. ▪ The incentive programs include specific financial performance measures that are fundamental to long-term stockholder value creation: – The Annual Incentive Compensation Plan uses earnings per share; and – The long-term incentive plan uses revenue growth, profit before taxes margin, and return on capital employed as compared to our peers.
Address the complexities in managing a cyclical business that is subject to world demand for oil and gas	▪ The annual incentive program provides for formulaic and non-formulaic goals and rewards managers for the achievement of annual performance imperatives. ▪ The long-term incentive plan utilizes a combination of share growth and full-value awards, balancing retention and appreciation through the business cycles. ▪ The performance unit component of the long-term incentive plan measures Company performance relative to industry peers, mitigating the difficulty in goal setting over long periods.
Drive and reward performance that supports the Company's core values of integrity, teamwork, performance and learning	▪ Success in the promotion of core values is considered in the base salary review process and when determining annual award values for long-term incentive compensation awards. ▪ Short-term incentive program allows for the reduction or elimination of bonus payout if the standards are not upheld.
Provide a significant percentage of total compensation that is variable and at risk	▪ Annual and long-term incentive compensation comprises, on average, more than two-thirds of total direct compensation.
Reinforce adherence to high ethical, environmental, health and safety standards	▪ The discretionary bonus component includes individual business goals which may include specific targets related to health, safety and the environment. ▪ Short-term incentive program allows for reduction or elimination of bonus payout if the standards are not upheld.
Motivate management to take prudent but not excessive risks	▪ Pay programs emphasize long-term incentive compensation with year-over-year vesting schedules. ▪ Share ownership guidelines motivate alignment between long-term stockholder value and management decisions. ▪ Utilize multiple performance measures for short-term and long-term incentives, as well as peer comparisons.
Align executive and stockholder interests	▪ Emphasizing long-term stockholder returns, we encourage significant Company stock ownership among executives through our Stock Ownership Policy guidelines. ▪ The ultimate value of two-thirds of our annual equity grants is driven by stock price performance.

Consideration of Advisory Say on Pay Voting Results

In compliance with Section 14A of the Securities Exchange Act, the Company asks the stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in the Company's Proxy Statement (commonly known as the "Say on Pay" advisory votes). The Compensation Committee believes that the advisory Say on Pay votes of the Company's stockholders are an important means by which stockholders may express their views regarding the Company's executive compensation. While the Say on Pay votes are advisory votes and are not binding on the Company, the Compensation Committee strongly values the opinions of the stockholders as expressed in the Say on Pay votes. On an ongoing basis, the Compensation Committee monitors the performance of the Company and its Senior Executives, makes business determinations concerning what performance goals the Compensation Committee believes are appropriate; and what financial incentives are appropriate to incentivize the achievement of these goals; and designs and modifies the Company's executive compensation programs as it deems appropriate and consistent with these determinations. In making its determinations, the Compensation Committee is guided by its fiduciary duties to the Company's stockholders and its business judgment concerning what is in the best interest of the stockholders. The Compensation Committee carefully considered the Company stockholders' 2011 advisory Say on Pay voting results to ascertain whether there was a general level of support that was meaningful. In 2011, the Company's stockholders voted 81 percent in favor of the Company's executive compensation practices, as disclosed in the Company's Proxy Statement, a level of support that the Compensation Committee considers to be a meaningful level of support.

In reviewing stockholder comments obtained through the Say on Pay process, the Compensation Committee carefully considered comments related to caps on bonuses paid to Senior Executives through our short-term incentive compensation programs. While certain caps have been in place for our short-term incentive programs, in February 2012, the Compensation Committee approved additional caps on bonus payouts for our Annual Incentive Compensation Plan and discretionary bonuses, beginning with the 2012 plan year. For the Annual Incentive Compensation Plan, the Compensation Committee approved a cap on bonus payments for Senior Executives. This cap is equal to 200% of each Senior Executive's target bonus, but in no event more than $4 million. The $4 million cap for each Senior Executive was already a limit in prior years. With respect to discretionary bonuses, the maximum funds available for the payment of discretionary bonuses may not exceed 2.5 times the respective discretionary bonus targets for all participants. This cap will continue to be in effect for 2012.

In addition, in February 2012, the Compensation Committee approved implementing a cap on the bonus opportunity for each Senior Executive from both the Annual Incentive Compensation Plan and discretionary bonuses at 215% of their combined target, beginning with the 2012 plan year.

Compensation Consultant

The Compensation Committee has retained Cogent Compensation Partners, Inc. ("Cogent") since 2008 as its independent compensation consultant. Cogent advises the Compensation Committee on matters related to the Senior Executives' compensation and general compensation programs, including industry best practices. It is anticipated that this relationship will continue during 2012.

Cogent provides the following consulting services to the Compensation Committee:

- assists in the annual review and approval of the comparator groups used to benchmark executive compensation levels;
- provides comparative market data on compensation practices and programs; and
- advises in:
  - determining base salaries for Senior Executives;
  - setting individual performance goals and award levels for Senior Executives for the long-term incentive plan performance cycle;
  - compensation trends and regulatory matters affecting compensation; and
  - designing and determining individual grant levels for Senior Executive long-term incentive awards.

Cogent periodically provides consulting services to the Governance Committee, as follows:

- advises on policy covering the payment of director fees; and
- advises on equity and non-equity compensation awards to directors.

Benchmarking

The competition in the market for executive talent magnifies the need to ensure that our executive compensation programs are appropriately positioned against peer companies in order to strengthen our ability to attract, engage and retain key executives.

Because of the technical nature of the industry, cyclicality of the markets, high labor needs and capital requirements, oilfield service companies provide the best competitive benchmarks. However, due to market consolidation the number of similarly sized oilfield service companies with which we compete for talent has declined.

Since 2010, the Company has used a broader Reference Group for competitive benchmarking. In selecting the Reference Group, the Company narrowed the broad universe of public companies down to a smaller group of companies by considering companies within a size range against which the Company competes for talent as well as business characteristics such as asset intensity and cash flow margin. The list was narrowed further according to factors, including but not limited to, global scale, engineering, technology and industrial applications, multiple divisions, logistical complexity, business services, size (and other financial measures) and asset/people intensity.

The following chart reflects the Reference Group companies and highlights how we use competitive information to compare performance and compensation.

Compensation
Determine the market value of jobs

Reference Group

20 companies - oilfield services, exploration & production, offshore drilling, oil and gas, and general industry:

- 3M Company
- Anadarko Petroleum Corp.
- Apache Corp.
- Danaher Corp.
- Deere & Co.
- Devon Energy Corp.
- Eaton Corp.
- Emerson Electric Corp.
- Halliburton Corp.
- Hess Corp.
- Honeywell Intl Inc.
- Illinois Tool Works
- Johnson Controls Inc.
- National Oilwell Varco
- Raytheon Co.
- Schlumberger Ltd.
- Textron Inc.
- Transocean Ltd.
- Weatherford Intl Ltd.
- Williams Cos. Inc.

Used to identify and compare executive pay practices such as pay mix and magnitude, competitiveness, prevalence of long-term incentive vehicles, etc.

Performance
Evaluate relative performance

Peer Group

4 companies - oilfield services only:

- Halliburton Co.
- National Oilwell Varco Inc.
- Schlumberger Ltd.
- Weatherford Intl. Ltd.

- Used to compare performance in order to determine LTIP results and for general performance assessment

Using the Reference Group as well as the Peer Group data (collectively, the "Survey Data") addresses the need for both statistical validity and industry influence in the data. The Reference Group is comprised of industry peers and companies in broader energy and general industry with similar business characteristics, size, margins, competition for talent, and other key compensable factors and is statistically meaningful. The data is used to assess the competitive market value for executive jobs, pay practices, validate targets for pay plans, test the compensation strategy, observe trends and provide a general competitive backdrop for decision making. The Peer Group is composed of four direct industry peers and the data is used to provide a general, high level review, compare Company performance in our industry, understand pay practices and trends, compare plan design specifics, evaluate the effects of the industry cycle on compensation and validate compensation targets.

Pay Mix

The charts below show the mix of compensation elements of our executive officers for fiscal 2011 as compared to the mix of compensation elements of the market median. This comparison demonstrates that the allocation of our compensation elements is similar to the compensation practices of our Reference Group, but with more weight to long-term incentives. This is aligned with one of our compensation objectives to provide a significant percentage of total compensation that is variable and at risk.


PEO
15%
10%
75%
Market Median - PEO
20%
10%
70%
Other NEOs Combined
16%
15%
69%
Market Median - Other NEOs Combined
22%
18%
60%
Long-Term Incentives
Short-Term Incentives
Base Salary

Components of the Executive Compensation Program

The Compensation Committee reviews, on an annual basis, each compensation element for each of the Senior Executives. The Compensation Committee takes into account the executive's scope of responsibilities and experience and balances these against competitive compensation levels. The Compensation Committee is responsible for reviewing and approving the Company's goals and objectives relevant to the PEO's compensation, evaluating the PEO's performance in light of such goals and objectives; and determining the PEO's compensation level based on this evaluation and other relevant information.

In addition, each year the PEO presents to the Compensation Committee his evaluation of each of the other Senior Executives, which includes a review of contribution and performance over the past year, strengths, development needs and succession potential. The PEO makes no recommendations to the Compensation Committee regarding his own compensation. Following this presentation and a review of the Survey Data, the Compensation Committee makes its own assessments and approves compensation for each Senior Executive.

Base Salaries

The Compensation Committee targets the market median of the Reference Group for the base salaries of our Senior Executives. When considering an adjustment to a Senior Executive's base salary, the Compensation Committee reviews Survey Data and evaluates the Senior Executive's position relative to the market, his level of responsibility and experience as well as overall Company performance. The Compensation Committee also considers the Senior Executive's success in achieving business results, promoting our core values and keys to success, improving health and safety, demonstrating leadership and the achievement of specific individual performance goals as further described in the "Discretionary Bonuses" section.

In determining base salaries, the Compensation Committee also considers the Company's continuing achievement of its short- and long-term goals including:

- the financial performance of the Company;
- the effective execution of the strategy approved by its Board of Directors; and
- the development of human resource capability.

In 2011, the Compensation Committee reviewed the compensation for Senior Executives and approved base salary increases as detailed in the chart below. The new salaries were effective April 1, 2011.

Senior Executives	% Increase Awarded in 2011	New Salary Effective April 1, 2011
Chad C. Deaton	0%	$ 1,282,000
Peter A. Ragauss	4.0%	$ 708,000
Martin S. Craighead	4.1%	$ 740,000
Alan R. Crain	4.5%	$ 522,000
Derek Mathieson	12.3%	$ 480,000

Notably, the Compensation Committee approved a 12.3% salary increase for Mr. Mathieson based on the factors described above, including consideration of the relative positioning of his base salary with respect to the Survey Data. On December 19, 2011, the Board of Directors approved an increase in Mr. Craighead's annual base salary from $740,000 to $1,000,000. This increase was effective on January 1, 2012 when he assumed his new role as President and Chief Executive Officer of the Company. The Survey Data indicates that the salaries for the collective Senior Executive group are positioned in alignment with the market median.

Short-Term Incentive Compensation

The short-term incentive compensation program provides Senior Executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, functional and individual performance goals. The Compensation Committee designs the short-term incentive program to incentivize Senior Executives to attain certain short-term performance goals. The payouts for Senior Executives under the short-term incentive compensation program are targeted to provide compensation at the market median of the Survey Data in years where we reach target performance levels. The incentive compensation plans are designed to pay above the market median in years where performance exceeds target performance levels. Incentive bonuses are generally paid in cash in March of each year for the prior fiscal year's performance.

The short-term incentive opportunity for Senior Executives is based on formulaic and non-formulaic performance goals. Greater weight is placed on the formula based component of the short-term incentive to reflect the Company's goal of providing a meaningful link between compensation and Company performance.

Annual Incentive Compensation Plan

The Annual Incentive Compensation Plan is designed so that in years in which our financial performance significantly exceeds our financial performance targets, the payouts for the Annual Incentive Compensation Plan could exceed the market median of the Survey Data, and correspondingly, the payouts could be lower than the market median of the Survey Data in years in which our performance falls meaningfully short of expected results.

In 2011 and for the past several years, the financial metric for the Annual Incentive Compensation Plan was based on earnings per share. However, in 2010, operating profit before interest and taxes was used as the financial metric in order to more accurately set profitability goals throughout the organization as such goals were set prior to the merger with BJ Services and excluded the effects of such merger.

Typically, the Compensation Committee has approved three performance levels with respect to the achievement of the established financial metric: entry level, expected value, and over achievement. For 2011, the Compensation Committee approved the inclusion of an additional performance level, intermediate value, with respect to the achievement of the established financial metric. If the Company achieved the earnings per share value that matched the expectations of investors at the beginning of the year, Senior Executives would receive the intermediate value payout level at 75% of their individual target bonuses. The expected value was set higher than investor expectations at the outset of the fiscal year to ensure payouts rewarded exceptional performance and were thus aligned with stockholder interests.

Performance targets are established at levels that challenge the individual Senior Executive to perform at a high level. Performance goals are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment.

As detailed in the chart below, entry level is the minimum level of financial performance for which the Compensation Committee approves any annual incentive payout and the payout is 25% of target incentive compensation. If our financial performance is less than the entry level threshold, there is no payout for that fiscal year. If our financial performance reaches the intermediate value level, the payout equals 75% of target incentive compensation. If our financial performance reaches the expected value level, the payout equals 100% of target incentive compensation. If our financial performance reaches the over achievement level, the payout equals 200% or above. Achievement between any level results in a payout that is determined by interpolation between payout levels or extrapolation for exceeding the over achievement level. The Plan caps the payout to any one individual at $4 million. The over achievement level is set at a stretch level such that significantly exceeding the over achievement level is unlikely. Over the past 10 years, the over achievement level has been exceeded only one time. In February 2012, the Compensation Committee approved a cap on bonus payments for Senior Executives. This cap is equal to 200% of each Senior Executive's target bonus, but in no event more than $4 million.

Performance Level	Definition	Payout Level % of Target	2011 Earnings Per Share
Entry level	Minimum achievement level for payout	25% Payout	$ 3.27
Intermediate value	Performance meets investor expectations	75% Payout	$ 3.60
Expected value	Performance meets expected value	100% Payout	$ 4.09
Over achievement	Performance exceeds expected value	200% Payout or above	$ 4.50

Our 2011 GAAP earnings per share was $3.97. The Compensation Committee approved the following adjustments to the GAAP earnings per share result for determining the achievement against the 2011 Annual Incentive Compensation Plan performance goals resulting in the adjusted earnings per share of $4.19. This amount excluded a $0.50 per diluted share non-cash charge for trade name impairments mainly related to the BJ Services name, a non-cash gain of $0.49 per diluted share related to a non-cash tax benefit associated with the reorganization of certain foreign subsidiaries, a $0.06 per diluted share loss related to the early extinguishment of debt partially offset by a gain from the termination of two related interest rate swap agreements and a $0.15 per diluted share loss for the impairment of Libyan assets. The adjusted earnings per share resulted in a payout of 124.4% of target, which will be paid in March 2012.

For purposes of measuring the achievement of performance goals for the Annual Incentive Compensation Plan, the Compensation Committee has discretion to include or exclude items determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the acquisition or disposal of a business, or related to a change in accounting principle, as determined in accordance with standards established by Opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30), other applicable accounting rules, or consistent with the Company's policies and practices for measuring the achievement of performance goals.

The following table shows the 2011 annual incentive target compensation for each of the Senior Executives. The annual incentive bonus target for each Senior Executive is reviewed by the Compensation Committee each year and is set based on the Survey Data and the individual contribution level and potential of each individual executive.

2011 Annual Incentive Compensation Plan Targets for Senior Executives

Senior Executives	Target Incentive Compensation % of Base Salary
Chad C. Deaton	84.0%
Peter A. Ragauss	63.0%
Martin S. Craighead	63.0%
Alan R. Crain	52.5%
Derek Mathieson	42.0%

Discretionary Bonuses

Discretionary bonuses provide flexibility to the Compensation Committee to reward Senior Executives, in its discretion, for the achievement of specific, short-term performance goals which may or may not be formulaic in nature. At the beginning of each year, the Compensation Committee establishes discretionary bonus targets for Senior Executives.

The following table shows the 2011 discretionary bonus targets for each of the Senior Executives. The bonus target for each Senior Executive is reviewed by the Compensation Committee each year and is set at the market median in light of the Survey Data.

2011 Discretionary Bonus Targets for Senior Executives

Senior Executives	Target Discretionary Compensation % of Base Salary
Chad C. Deaton	36.0%
Peter A. Ragauss	27.0%
Martin S. Craighead	27.0%
Alan R. Crain	22.5%
Derek Mathieson	18.0%

The maximum funds available for the payment of discretionary bonuses may not exceed 2.5 times the respective discretionary bonus targets for all participants.

In February 2012, the Compensation Committee approved implementing a cap on the bonus opportunity for each Senior Executive from both the Annual Incentive Compensation Plan and discretionary bonuses at 215% of their combined target, beginning with the 2012 Plan year.

For 2011, the performance goals for each of our Senior Executives were related to the achievement of health, safety and environment enterprise goals, operating margin goals for the Eastern Hemisphere, delivery of projected savings targets for supply chain, completion of the BJ Services integration and achievement of related synergies, optimization of the ONE Baker Hughes structure as well as individual performance goals. The measures for evaluating the Senior Executive's performance with respect to the latter three performance goals were subjective.

At the beginning of 2011, the PEO set specific individual performance goals for each Senior Executive other than himself and the Compensation Committee established performance goals for the PEO.

Mr. Deaton's 2011 individual performance goals pertained to the completion of the integration of BJ Services, including the achievement of cost and revenue synergies and sustainment of existing compliance standards, achievement of supply chain and manufacturing cost reduction targets, goals related to diversity and safety, and specific international profit margin targets, completion of the R&D reorganization, enhancement of reservoir capabilities and continued strengthening of the field engineer graduate program, particularly with respect to university recruiting and career development progression.

Mr. Ragauss' 2011 individual performance goals related to the completion of the finance function reorganization, continued integration of BJ Services including systems integration, the establishment of regional accounting centers, improvement in close process efficiency, optimization of tax structure, enhancement of planning and analytical capabilities and achievement of cost reductions.

Mr. Craighead's 2011 individual performance goals pertained to the achievement of North America and international margin targets, cost reductions related to marketing, general and administrative and supply chain, days sales outstanding targets and diversity and safety goals, delivery of new product revenue and competency assurance program as well as continued progress in the advancement of technical professionals.

Mr. Crain's 2011 individual performance goals related to the development of customized compliance training and communications to more clearly reflect unique regional and business unit risks, improve efficiencies in customer contract reviews, cost control, delivery of benefits associated with the BJ Services integration as well as supporting the development and implementation of action plans associated with the employee engagement survey such as employee advancement programs, leadership in competency and creating a high performing, diverse and inclusive organization.

Mr. Mathieson's 2011 individual performance goals pertained to strengthening the integrated operations organization and developing a strategic growth plan, development of an overall workflow to drive reliability across the organization, development and implementation of a science leaders program and the development of strategic plans for specific functions within the products and technology organization.

The 2011 health and safety goals for Messrs. Deaton and Craighead were a motor vehicle accident rate of less than or equal to 0.92. The rate is determined by multiplying the number of motor vehicles accidents by one million hours, divided by the total kilometers driven. The actual motor vehicle accident rate during 2011 was 0.89.

The Compensation Committee assesses the PEO's performance relative to the established performance goals and determines whether or not a payout will be made. The same process is conducted for the other Senior Executives taking into account the recommendations of the PEO. No Senior Executive has any guaranteed right to any discretionary bonus. In determining discretionary bonus amounts, the achievement of (or failure to achieve) the performance goals under the Annual Incentive Compensation Plan is not a factor that is considered by the Compensation Committee.

The Compensation Committee has determined to award Messrs. Deaton, Ragauss, Craighead, Crain, and Mathieson a discretionary cash bonus award in the amounts of $812,000, $332,000, $347,000, $204,000 and $147,000, respectively, based upon their performance as compared to the established performance goals described above.

Long-Term Incentive Compensation

The long-term incentive program allows Senior Executives to earn compensation over a number of years as a result of stock price performance and/or sustained financial performance over multiple years. Consistent with our at-risk pay philosophy, long-term incentives comprise the largest portion of a Senior Executive's compensation package.

A primary objective of the long-term incentive plan is to align the interests of Senior Executives with those of our stockholders. The long-term compensation program is composed of stock options, restricted stock and cash-based performance units. The Compensation Committee determines the total stock options, restricted stock, and cash-based performance units granted to Senior Executives as well as the size of individual grants for each Senior Executive. The awards granted to Senior Executives by the Compensation Committee vary each year and are based on Survey Data, the Senior Executive's performance and the Senior Executive's total compensation package. While the Compensation Committee reviews each Senior Executive's historical awards, it does not systematically consider those awards when making individual awards. Presently, long-term incentives are generally allocated to Senior Executives as detailed in the chart below.

2011 Allocation	Company Goals	Future Value Dependent On
Performance Units: 30%	Motivate differential financial performance	Financial performance against peers
Stock Options: 40%	Drive stock price; retain executives	Stock price appreciation
Restricted Stock Awards: 30%	Retain executives; drive stock price	Stock price appreciation

The chart below illustrates the target multiple for each NEO and the position of the long-term incentive multiple as it relates to meeting the target percentile. The Compensation Committee sets these target award levels based on competitive compensation information including the Survey Data, the vitality of the industry, the demand for talent, cost considerations, and the performance of the Company and the NEOs.

Senior Executives	Target Multiple % of Base salary	Grant Date Value of 2011 Long-Term Incentive Award
Chad C. Deaton	725%	$ 9,203,543
Peter A. Ragauss	450%	$ 3,032,930
Martin S. Craighead	550%	$ 3,849,318
Alan R. Crain	400%	$ 2,151,132
Derek Mathieson	350%	$ 1,701,628

Stock Options

An important objective of the long-term incentives is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide Senior Executives with the opportunity to purchase our Common Stock at a price that is fixed on the grant date regardless of future market price. Stock options generally vest and become exercisable in one-third increments annually after the original award date.

Our practice is that the exercise price for each stock option is the closing market price of a share of our Common Stock on the NYSE on the last trading day prior to the grant date. The exercise price of the stock options granted to the NEOs during fiscal year 2011 are shown in the Grants of Plan-Based Awards Table. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards Table.

Restricted Stock Awards

Restricted stock awards provide Senior Executives the opportunity for capital accumulation and a more predictable long-term incentive value than is provided by stock options or performance units. This is a performance based award since as stock price increases, the Senior Executive's reward increases as does the stockholders reward. Additionally, restricted stock awards are intended to aid in the retention of Senior Executives through the use of a vesting schedule (generally one-third increments annually after the original award date). Restricted stock awards are generally awarded to Senior Executives once a year in January, at the same time as awards are made to the general eligible employee population.

Performance Units

Performance units represent a significant portion of our long-term incentive compensation program. Performance units are certificates of potential value that are payable in cash after the end of a specified performance period. The performance units are designed in a manner to incent the Senior Executives to strive to achieve certain specific Company long-term performance goals during specific performance periods. While the values of stock options and restricted stock awards tie directly to our stock price, performance units reward contributions to our financial performance and mitigate the impact of the volatility of the stock market on our long-term incentive compensation program.

Each of the Senior Executives was granted performance unit awards during 2009, 2010 and 2011. Performance units are generally awarded once each year (typically in January) to Senior Executives at the same time as grants are made to the general eligible employee population. The performance unit program operates in overlapping three-year periods with a payout determined at the end of each three year period. The actual value our Senior Executives may realize under the performance unit program depends on how well we perform against our Peer Group (identified below) with respect to specified performance metrics which are established by the Compensation Committee with assistance from the Compensation Committee's independent compensation consultant.

Performance Measurement Periods

Under the terms of the performance unit program that has been in place since 2009, the amounts payable under performance unit awards are based upon our performance during four performance measurement intervals, one three-year performance measurement interval and three one year performance measurement intervals within that three-year period. As of the end of each measurement interval, our performance is measured against the performance of our Peer Group members and 25 percent of the performance unit award value is determined. The payout, if any, will be made after the close of the three-year performance period in March 2012, March 2013 and March 2014 for performance unit awards granted in 2009, 2010 and 2011, respectively.

As detailed in the chart below, the 2009, 2010 and 2011 performance units involve multiple performance measurement periods. Our performance relative to the performance of our Peer Group will be determined over four distinct periods and each period will make up 25 percent of the final value of the units.

2009 Performance Units	2010 Performance Units	2011 Performance Units
▪ One-Year Period (2009)	▪ One-Year Period (2010)	▪ One-Year Period (2011)
▪ One-Year Period (2010)	▪ One-Year Period (2011)	▪ One-Year Period (2012)
▪ One-Year Period (2011)	▪ One-Year Period (2012)	▪ One-Year Period (2013)
▪ Three-Year Period (2009 to 2011)	▪ Three-Year Period (2010 to 2012)	▪ Three-Year Period (2011 to 2013)

In the case of the performance units granted by us in 2009, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of 2009, 2010 and 2011. The final 25 percent of the performance unit value is calculated at the end of 2011 based upon the cumulative performance of the Company over the three-year performance period 2009 through 2011. Any payouts under the 2009 performance units will be paid in March 2012.

For the performance units granted by us in 2010, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2010, 2011 and 2012. The final 25 percent of the performance unit value is calculated at the end of 2012 based upon the cumulative performance of the Company over the three-year performance period 2010 through 2012. Any payouts under the 2010 performance units will be paid in March 2013.

For the performance units granted by us in 2011, 25 percent of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2011, 2012 and 2013. The final 25 percent of the performance unit value is calculated at the end of 2013 based upon the cumulative performance of the Company over the three-year performance period 2011 through 2013. Any payouts under the 2011 performance units will be paid in March 2014.


Fixed Number of Units Granted at Beginning of Term
End of Year 1
▪ 25% of Unit Value Determined
▪ BHI Compared to Peer Group
End of Year 2
▪ 25% of Unit Value Determined
▪ BHI Compared to Peer Group
End of Year 3
▪ 25% of Unit Value Determined
▪ BHI Compared to Peer Group
3 Year Total
▪ 25% of Unit Value Determined ▪ BHI Compared to Peer Group
Total Unit Value Calculated and Paid at End of Term

Performance Unit Metrics

There are three basic performance metrics that apply to the 2009, 2010 and 2011 performance units. The potential amounts payable under the 2009, 2010 and 2011 performance units are based upon our (1) revenue growth, (2) pre-tax operating margin, and (3) return on capital employed for the applicable performance periods compared to our Peer Group.

Revenue growth is the percentage increase of the revenue of the relevant company for the relevant one-year or three-year performance period. Revenue growth for a one year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the one year performance period and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the calendar year immediately preceding the one year performance period.

Revenue growth for a three year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the final fiscal year of the three year performance period, and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the fiscal year immediately preceding the three year performance period.

Pre-tax operating margin is the quotient of earnings before interest and taxes for the relevant company for the fiscal year(s) that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company's total revenue during that period of time.

Return on capital employed is the relevant company's earnings before interest and taxes for the fiscal year(s) of the relevant company that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company's capital employed for that period of time.

1 Revenue Growth

1 - Year Interval:

$$\frac{\text{Current Period Revenue} - \text{Previous Period Revenue}}{\text{Previous Period Revenue}}$$

3 - Year Interval:

$$\frac{\text{Final Year Revenue} - \text{Revenue in Year Prior to Grant}}{\text{Revenue in Year Prior to Grant}}$$

2 Pre-Tax Operating Margin

$$\frac{\text{Earnings Before Interest and Taxes for Period}}{\text{Total Revenue for Period}}$$

3 Return on Capital Employed (ROCE)

$$\frac{\text{Earnings Before Interest and Taxes for Period}}{\text{End of Period Capital Employed (CE)}}$$

Note: for three-year interval use the sum of 3 year EBIT in numerator and sum of 3 years CE in denominator

Peer Group

The Peer Group consists of a group of five companies identified by the Compensation Committee (as listed below):

Peer Group
Baker Hughes Incorporated
Halliburton Company
National Oilwell Varco, Inc.
Schlumberger Limited
Weatherford International Ltd.

Amounts Payable Under 2009 Performance Units for the One-Year Performance Period Starting in 2009

In the case of the performance measurement period starting on January 1, 2009 under the 2009 performance unit awards, the unit value earned during the 2009 one year performance measurement period for each of the three revenue growth, pre-tax operating margin and return on capital employed performance goals applicable to the performance measurement period is one third of 25 percent of the unit value amount listed below:

2009, Performance Period

Peer Group Rank	7th	6th	5th	4th	3rd	2nd	1st
Unit Value	$ 0	$ 25	$ 50	$ 75	$ 100	$ 150	$ 200

Prior to certain corporate mergers consummated in 2010, the Peer Group that applied for the 2009 one year performance measurement period under the 2009 performance units was the current Peer Group (listed above) plus Smith International, Inc. and BJ Services Company. Our relative ranking for the 2009 one year performance measurement period was 4th, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $18.75 earned during 2009 with respect to the 2009 performance units that will be paid in March 2012.

Amounts Payable Under 2009, 2010 and 2011 Performance Units for One Year Performance Periods Starting After 2009 and for the Three Year Performance Period

In the case of the one-year performance measurement periods starting on or after January 1, 2010 and the three-year performance measurement periods under the 2009, 2010 and 2011 performance unit awards, the unit value earned during an applicable performance measurement period (a one-year or three-year performance measurement interval, as applicable) for each of the three revenue growth, pre-tax operating margin and return on capital employed performance goals applicable to the performance measurement period is one-third of 25 percent of the unit value amount listed below:

2009, 2010, 2011 One-Year Performance Periods Starting After 2009 and Three-Year Performance Period (2009-2011)

Peer Group Rank	5th	4th	3rd	2nd	1st
Unit Value	$ 0	$ 45	$ 90	$ 135	$ 200

Our relative ranking for the 2010 one year performance measurement period was 1st, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $24.17 earned for 2010.

Our relative ranking for the 2011 one year performance measurement period was 3rd, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $15.00 earned for 2011.

Our relative ranking for the three year performance period, 2009 - 2011, was 1st, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $82.09 for the three-year period.

Performance Unit Payout Calculation for Units Granted in 2009

The table below illustrates the manner in which the amounts payable under the performance unit awards were calculated. The relative rank and periodic values reflect the achievement of the Company during the 2009 - 2011 performance period.

	Relative Rank of Performance			**Periodic Unit Value**				
Period	**Revenue Growth Rank**	**Pre-Tax Operating Margin Rank**	**ROCE Rank**	**Revenue Growth Value**	**Pre-Tax Operating Margin Value**	**ROCE Value**	**Period Unit Value**	
2009	4th	4th	4th	$18.75	$18.75	$18.75	**$18.75**	Total Unit Value $82.09
2010	1st	4th	4th	$50.00	$11.25	$11.25	**$24.17**	
2011	3rd	4th	4th	$22.50	$11.25	$11.25	**$15.00**	
3-Year 2009 - 2011	1st	4th	4th	$50.00	$11.25	$11.25	**$24.17**	

For each measurement period, our performance was compared to the performance of the companies in the Peer Group, and assigned a rank of 1st, 2nd, 3rd, 4th or 5th. Based on the ranks achieved as listed in the table above; revenue growth, pre-tax operating margin and return on capital employed for the 2009 performance period, the performance unit value achieved for the performance period was $18.75 in the aggregate (average of 25% of $75, 25% of $75 and 25% of $75, respectively). Unit values for 2010, 2011 and for the three-year period were calculated in the same manner.

At the end of the three-year performance period, the total amount that will be paid to the Senior Executives in March 2012 for the 2009 - 2011 performance period is $82.09 per unit (calculated as the sum of $18.75, $24.17, $15.00 and $24.17).

Performance Units Granted in Prior Years

For awards granted prior to 2009, a three-year cumulative Baker Value Added ("BVA") goal was the financial metric used to determine payouts, if any. BVA measures operating profit after-tax less the cost of capital employed. BVA is a non-GAAP measure that supplements traditional accounting measures to evaluate the return on capital invested in the business. BVA is calculated as our financial return in a given period less our capital charge for that period. Our financial return is defined as (i) profit before tax (as defined below) plus interest expense, multiplied by (ii) one minus the applicable tax rate. Our capital charge is defined as (i) the weighted average cost of capital determined for the Company for the period multiplied by (ii) the average capital employed. Profit before tax is calculated as total revenues (including interest and dividend income) minus total costs and expenses (including interest expense). At this time the Compensation Committee does not intend to use the BVA metric for future performance unit awards.

We did not achieve the threshold level of BVA performance for performance unit awards granted in 2008 and, accordingly, no payout was made in March 2011. The amounts of the performance unit award payments for each of the Senior Executives for the three-year performance period ending on December 31, 2010 were $0 and are shown in the Summary Compensation Table.

Tax Implications of Short-Term Incentives and Long-Term Incentives

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the PEO and the other NEOs other than Mr. Ragauss (because he is PFO) unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations. We intend that certain compensation paid to Senior Executives qualifies for deductibility as performance-based compensation under Section 162(m), including (i) certain amounts paid under our Annual Incentive Compensation Plan and (ii) certain options and certain other long-term performance-based stock or cash awards granted pursuant to the 2002 Employee Long-Term Incentive Plan and the 2002 Director & Officer Long-Term Incentive Plan (the "2002 D&O Plan"). We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation.

Although the Compensation Committee has generally attempted to structure executive compensation so as to preserve deductibility, it also believes that there are circumstances where the Company's interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes by the Company, the accounting rules pursuant to FASB ASC Topic 718 require that the portion of the tax benefit in excess of the financial compensation cost be recorded to additional paid-in capital.

Benefits and Severance

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives generally are eligible for the same benefit programs on the same basis as the rest of the broad-based employees who work in the United States. Programs which provide a different level of benefits for Senior Executives are detailed in the chart below but generally include the executive physical program, long-term disability, life insurance, the Executive Severance Plan and the Supplemental Retirement Plan.

Descriptions of these programs and policies are as follows:

Medical, Dental and Vision	Provides medical, prescription drug, dental and vision coverage for executive and eligible covered dependents
Flexible Spending Accounts	Allows executive to save pre-tax dollars for eligible health care and/or dependent day care expenses
Executive Physical Program	Complete and professional personal physical exam to be conducted on an annual basis, up to $1,800
Retiree Medical	Provides executive with access to continued medical coverage in retirement ▪ Eligibility: retire at age 55 with at least 10 years of service ▪ Retiree pays 100% of cost ▪ $1,500 annual Company contribution from age 45; used to off-set contributions ▪ Pre- and Post-65 Medical Plan Options (include pharmacy program)
Short-Term Disability	Provides continuation of executive benefits base pay (for weeks 1-6) and 75% (for weeks 7-26) if out due to injury, illness, or pregnancy and unable to work
Long-Term Disability	Provides continuation of a percentage of executive benefits base pay up to age 65 if employee has disability lasting longer than 26 weeks ▪ Company paid core coverage: 50% income replacement up to age 65 or recovery ▪ Optional buy-up coverage: 60% income replacement up to age 65 or recovery (Company paid for executives)
Life Insurance and Accidental Death and Dismemberment	Provides financial protection for executive or beneficiaries in the event of death ▪ Company paid basic life insurance and basic accidental death & dismemberment: 2 times pay, up to $3M (1 times pay for non-executives) ▪ Perquisite life insurance and accidental death & dismemberment: 1-3 times pay, up to $3M (offered to executives) ▪ Supplemental life insurance: 1-6 times pay up to $2.5M ▪ Spouse and child life insurance: $25,000-$250,000 for spouse and $10,000 per child ▪ Voluntary accidental death & dismemberment: $25,000-$250,000
Business Travel Accident Insurance	Provides financial protection to executive or beneficiaries in the event of accidental death, dismemberment, or paralysis while traveling on Company business ▪ Five times pay up to $1,000,000
Thrift Plan	Provides an opportunity to save for retirement through a 401(k) retirement savings plan, which includes before-tax and after-tax employee contributions. ▪ Employee can contribute 1%-50% of eligible compensation ▪ The Company matches $1 for each $1 of employee contribution up to 5% of eligible compensation ▪ Company makes an age-based contribution of 2%-5% of eligible compensation ▪ Eligible compensation generally means all current cash wages, salaries and fees for services from the Company not in excess of applicable legal limitations ($245,000 in 2011) ▪ Immediate vesting in employee deferrals and Company matching contributions; full vesting of age-based contributions after three years of service

Pension Plan	Provides income through a cash balance retirement plan funded through contributions made by the Company to supplement the Thrift Plan benefit, Supplemental Retirement Plan benefit, Social Security, and personal savings ▪ Notional account balance established for each participant ▪ 2-4% (of eligible compensation) age-based pay credit ▪ Eligible compensation generally means all current cash wages, salaries and fees for services from the Company not in excess of applicable legal limitations ($245,000 in 2011) ▪ Quarterly interest credits on account balance using certain annual rate of interest on 30-year Treasury securities (the interest rate for 2011 was 3.80%) ▪ Forms of payment for benefits in excess of $1,000: – Joint and 50% survivor annuity for married individuals or joint and 75% survivor, single lump sum or single life annuity subject to spousal consent – Single lump-sum or single life annuity if unmarried ▪ Full vesting after three years of service ▪ The Company does not make any special grants of extra years of credited service under the Pension Plan for Senior Executives
Supplemental Retirement Plan	Provides additional deferral and retirement benefit accumulation opportunity for Senior Executives to mitigate the effects of legal limitations on retirement benefit accruals applicable to U.S. tax-qualified retirement plans ▪ Opportunity to defer 1-60% of base salary and 1-100% of bonus ▪ Company makes additional contributions by applications of the following rates: – Basic Contribution: 5% of base salary plus bonus deferred under the plan plus 5% of base salary plus bonus (whether or not deferred) over compensation limit ($245,000 in 2011) – Age-Based Contributions: 2-5% of base salary plus bonus deferred under the plan plus 2-5% of eligible pay over compensation limit ($245,000 in 2011) – Pension Contributions: 2-4% of base salary plus bonus deferred under the plan plus 2-4% of eligible pay over compensation limit ($245,000 in 2011) – Eligible pay generally means all current cash wages, salaries and fees for services for the Company ▪ Distribution payments made upon some specified period after separation from service in accordance with Section 409A of the Code ▪ Forms of payment (elected prior to deferral): – Single lump-sum cash payment – Annual installments for 2-20 years ▪ Immediate vesting in employee deferrals and Company matching contributions; full vesting of age-based and pension contributions after three years of service ▪ Plan benefits are an unfunded obligation of the Company but are informally funded by a rabbi trust ▪ Notional accounts also deemed credited with interest credits based on certain investment sections of the participants (although there is no requirement that any of our assets actually be invested in accordance with these investment selections)
Employee Stock Purchase Plan	Encourages and enables eligible employees to voluntarily acquire proprietary interests in the Company through the ownership of the Company's Common Stock at a favorable price thereby aligning the interests of the eligible employees with the interests of the Company's stockholders ▪ Employees contribute 1-10% of base salary after tax up to a cap of $10,000 per year ▪ Two Offering Periods: January 1-June 30 and July 1-December 31 ▪ Six month look-back - Employees purchase Common Stock at 85% of Fair Market Value of the stock at the beginning or the end of the offering period, whichever is lower
Executive Severance Plan	Provides assistance to executives while they seek other employment following involuntary separations from service ▪ 18 months of base compensation ▪ Outplacement services are provided for the greater of 12 months or until the value of the outplacement services reaches the maximum of $10,000

Employment Agreement

We have an employment agreement with Chad C. Deaton, as amended and restated effective January 1, 2009 (the "Original Employment Agreement") and as further amended by a restated and superseding employment agreement dated as of April 28, 2011 (the "Restated Employment Agreement"). The Restated Employment Agreement outlines the succession planning agreement between the Board of Directors and Mr. Deaton regarding the timing and manner of Mr. Deaton's transition from the Chairman of the Board and Chief Executive Officer to Executive Chairman of the Company, effective January 1, 2012.

The Restated Employment Agreement generally provides that starting on January 1, 2012 and continuing through January 31, 2013, subject to annual renewals thereafter, Mr. Deaton will serve as Executive Chairman of the Company. His duties will consist of chairing the Board of Directors and conducting general oversight on behalf of the Board as well as on behalf of the Company's operations as carried out by senior executive management, including supporting the new CEO. During Mr. Deaton's service as the Executive Chairman of the Company, the Company will pay Mr. Deaton an annual base salary of $750,000 and Mr. Deaton will be eligible to participate in the Company's Annual Incentive Compensation Plan (or any successor) with a target bonus percentage of 120% of his base salary and other benefits available on the same basis as the other Senior Executives.

In addition to other terms with respect to his employment, Mr. Deaton's restricted stock awards, stock options and performance units currently outstanding will vest and become non-forfeitable on January 31, 2013, subject to his continued employment through January 31, 2013. As Executive Chairman he was granted a restricted stock unit award of 75,000 shares. The award will vest one-half on January 31, 2013 (subject to his continued employment) and one-half on the second anniversary of his termination of employment, subject to compliance with certain non-compete requirements. The Original Employment Agreement and the Amended and Restated Change in Control Agreement between Mr. Deaton and the Company terminated on December 31, 2011, provided that certain provisions of the Change in Control Agreement related to excise tax gross-ups continue in effect after December 31, 2011. Mr. Deaton's Indemnification Agreement effective October 25, 2004, as amended effective January 1, 2009, continues in accordance with its terms.

Change in Control Agreements

In addition to this employment agreement, we have entered into change in control agreements ("Change in Control Agreements") with the Senior Executives, as well as certain other Executives. The Change in Control Agreements are described in the Payments Upon a Change in Control section.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and Senior Executives. The form of such agreement has been filed with the SEC. These agreements provide that we indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced Senior Executives and non-employee directors.

Stock Ownership Policy

The Board of Directors, upon the Compensation Committee's recommendation, adopted a Stock Ownership Policy for our Senior Executives to ensure that they have a meaningful economic stake in the Company. The policy is designed to satisfy an individual Senior Executive's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to value creation. Senior executives are required to hold the number of shares valued at a multiple of their current base salary, in the amounts listed below:

Executive Chairman/President and Chief Executive Officer	5X Base Salary
Senior Vice Presidents	3X Base Salary
Corporate Vice Presidents reporting to Chief Executive Officer	2X Base Salary
Hemisphere Presidents	2X Base Salary

A Senior Executive has five years to comply with the ownership requirement starting from the date of appointment to a position noted above. If a Senior Executive is promoted to a position with a higher ownership salary multiple, the Senior Executive will have five years from the date of the change in position to reach the higher expected stock ownership level but still must meet the prior expected stock ownership level within the original five years of the date first appointed to such prior position. For those Senior Executives with the ownership requirements reflected in hiring letters, the date of hire marks the start of the five-year period.

Until a Senior Executive achieves the applicable stock ownership level, the following requirements assist the executive in achieving his required ownership level:

- Net profit shares from restricted stock vests must be held. After the payment of taxes due as a result of the vesting, the Senior Executive is required to hold the remaining shares.
- After the exercise of a stock option, 50% of the net profit shares remaining after the payment of applicable taxes must be held.

Certification of Stock Ownership Levels

The Compensation Committee annually reviews each Senior Executive's compensation and stock ownership levels to determine whether they are appropriate. In 2011, the NEOs were in compliance with the Compensation Committee's required levels of stock ownership.

Deviations from the Stock Ownership Policy can only be approved by the Compensation Committee or the PEO, and then only because of a personal hardship.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the PEO and other NEOs for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2011, 2010 and 2009. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

Name and Principal Position	Year	Salary ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings (3) ($)	All Other Compensation ($)	Total ($)
Chad C. Deaton —	2011	1,278,769	2,760,776	2,777,745 (5)	3,937,598	12,762	487,267 (6)	11,254,917
Principal Executive Officer (4)	2010	1,283,461	2,510,568	2,172,269	3,126,755	12,654	338,256	9,443,963
	2009	1,155,000	2,490,485	2,692,629	1,996,087	12,185	431,127	8,777,513
Peter A. Ragauss —	2011	697,769	909,872	914,946	1,474,425	11,976	206,783 (7)	4,215,771
Principal Financial Officer	2010	689,615	879,408	757,656	1,192,288	11,788	149,664	3,680,420
	2009	618,622	808,814	871,791	741,712	11,332	180,261	3,232,532
Martin S. Craighead —	2011	729,231	1,152,920	1,158,828 (5)	1,552,664	13,246	217,777 (8)	4,824,666
President and Chief	2010	711,539	1,073,256	926,024	1,254,413	13,188	154,966	4,133,385
Operating Officer (4)	2009	573,077	752,421	805,561	678,410	11,498	147,320	2,968,287
Alan R. Crain —	2011	512,846	641,896	648,090 (5)	944,269	13,831	153,551 (9)	2,914,483
Senior Vice President	2010	502,154	567,360	491,892	836,334	13,834	115,221	2,526,795
and General Counsel	2009	473,000	554,379	599,342	494,353	13,345	140,716	2,275,135
Derek Mathieson —	2011	462,500	511,024	513,354	658,505	8,073	89,983 (10)	2,243,439
President, Global Products and Technology (4)								

(1) Restricted stock awards were granted on January 26, 2011. Stock option awards were granted on January 26, 2011 at an exercise price of $62.32 and on July 19, 2011 at an exercise price of $77.00. The amounts included in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of the awards made to NEOs computed in accordance with FASB ASC Topic 718. The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the FASB ASC Topic 718 determined value. For a discussion of valuation assumptions, see "Note 3 - Stock-Based Compensation" of the Notes to Consolidated Financial Statements included in our annual report under Item 8 of the Form 10-K for the year ended December 31, 2011.

(2) The amounts for the 2011 fiscal year include annual performance bonuses earned under the Annual Incentive Compensation Plan by Messrs. Deaton, Ragauss, Craighead, Crain, and Mathieson in the amounts of $1,336,263, $546,856, $571,513, $334,940 and $241,647, respectively, as well as cash-based awards under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Craighead, Crain, and Mathieson in the amounts of $812,000, $332,000, $347,000, $204,000 and $147,000, respectively. In addition, these amounts include the payouts earned under the performance units granted in 2009, 2010 and 2011 to Messrs. Deaton, Ragauss, Craighead, Crain, and Mathieson in the amounts of $998,835, $327,070, $299,651, $222,329, and $130,358, respectively, for the 2009 grant, $376,500, $132,000, $160,500, $85,500, and $63,000, respectively, for the 2010 grant and $414,000, $136,500, $174,000, $97,500, and $76,500, respectively, for the 2011 grant. The amounts for the 2009 grant include the one year performance period in 2011 and the cumulative three-year performance period between 2009 through 2011. These amounts are not payable until the close of the three-year performance period in March of 2012, March of 2013 and March 2014 for the performance units granted in 2009, 2010 and 2011, respectively, and are generally subject to the NEO's continued employment through the end of the three-year performance periods.

(3) This amount represents the change in value under the Baker Hughes Incorporated Pension Plan. There are no deferred compensation earnings reported in this column because the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings.

(4) In accordance with the Company's succession plan, on January 1, 2012, Mr. Deaton transitioned from the roles of Chairman and Chief Executive Officer to Executive Chairman and Mr. Craighead assumed the position of President and Chief Executive Officer. Mr. Mathieson became President, Western Hemisphere Operations. Mr. Mathieson was not an NEO in 2010 or 2009.

(5) Because Messrs. Deaton, Craighead and Crain are eligible for retirement based upon their ages and years of service with the Company and, accordingly, their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of FASB ASC Topic 718.

(6) Amount for 2011 includes (i) $396,565 that the Company contributed to Mr. Deaton's Supplemental Retirement Plan ("SRP") account, (ii) $67,410 in dividends earned on holdings of his Company Common Stock, (iii) $3,475 in life insurance premiums paid by the Company on behalf of Mr. Deaton and (iv) $19,817 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Deaton.

(7) Amount for 2011 includes (i) $159,970 that the Company contributed to Mr. Ragauss' SRP account, (ii) $22,930 in dividends earned on holdings of his Company Common Stock, (iii) $1,833 in life insurance premiums paid by the Company on behalf of Mr. Ragauss and (iv) $22,050 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Ragauss.

(8) Amount for 2011 includes (i) $168,366 that the Company contributed to Mr. Craighead's SRP account, (ii) $26,311 in dividends earned on holdings of his Company Common Stock, (iii) $1,915 in life insurance premiums paid by the Company on behalf of Mr. Craighead and (iv) $21,185 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Craighead.

(9) Amount for 2011 includes (i) $113,350 that the Company contributed to Mr. Crain's SRP account, (ii) $15,591 in dividends earned on holdings of his Company Common Stock, (iii) $1,335 in life insurance premiums paid by the Company on behalf of Mr. Crain and (iv) $23,275 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Crain.

(10) Amount for 2011 includes (i) $58,462 that the Company contributed to Mr. Mathieson's SRP account, (ii) $10,786 in dividends earned on holdings of his Company Common Stock, (iii) $1,135 in life insurance premiums paid by the Company on behalf of Mr. Mathieson and (iv) $19,600 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Mathieson.

GRANTS OF PLAN-BASED AWARDS

This table discloses the number of stock options and restricted stock awards granted during 2011 and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity incentive plans.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (1) (#)	All Other Option Awards Securities Underlying Options (2) (#)	Exercise or Base Price of Option Awards (3) ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Chad C. Deaton	7/19/2011					53,500	77.00	78.66	1,399,560
	1/26/2011					66,100	62.32	65.99	1,378,185
	1/26/2011				44,300				2,760,776
	N/A	268,542 (4)	1,534,523 (4)	– (4)					
	N/A	0 (5)	2,760,000 (5)	5,520,000 (5)					
Peter A. Ragauss	7/19/2011					17,600	77.00	78.66	460,416
	1/26/2011					21,800	62.32	65.99	454,530
	1/26/2011				14,600				909,872
	N/A	109,899 (4)	627,992 (4)	– (4)					
	N/A	0 (5)	910,000 (5)	1,820,000 (5)					
Martin S. Craighead	7/19/2011					22,300	77.00	78.66	583,368
	1/26/2011					27,600	62.32	65.99	575,460
	1/26/2011				18,500				1,152,920
	N/A	114,854 (4)	656,308 (4)	– (4)					
	N/A	0 (5)	1,160,000 (5)	2,320,000 (5)					
Alan R. Crain	7/19/2011					12,500	77.00	78.66	327,000
	1/26/2011					15,400	62.32	65.99	321,090
	1/26/2011				10,300				641,896
	N/A	67,311 (4)	384,635 (4)	– (4)					
	N/A	0 (5)	650,000 (5)	1,300,000 (5)					
Derek Mathieson	7/19/2011					9,900	77.00	78.66	258,984
	1/26/2011					12,200	62.32	65.99	254,370
	1/26/2011				8,200				511,024
	N/A	48,563 (4)	277,500 (4)	– (4)					
	N/A	0 (5)	510,000 (5)	1,020,000 (5)					

(1) Amounts shown represent the number of shares granted under the 2002 D&O Plan in 2011 for restricted stock awards. Awards vest ratably one-third per year beginning on the first anniversary of the grant date. The NEOs have the right to receive and retain all regular cash dividends on the restricted stock awards before the awards vest. The dividend rate is determined by the Board of Directors on a quarterly basis.

(2) Amounts represent options granted in 2011 under the 2002 D&O Plan. Awards vest ratably over a three-year period beginning on the first anniversary of the grant date.

(3) Our practice is that the exercise price for each stock option is the closing stock price of a share of our Common Stock on the last trading day before the date of grant.

(4) Amounts represent potential payouts for the fiscal 2011 performance year under the Annual Incentive Compensation Plan as well as potential payouts for discretionary bonuses at the expected value threshold. If threshold levels of performance are not met, then the payout can be zero. There is no maximum amount that may be earned under an Annual Incentive Compensation Plan award other than the stockholder approved maximum dollar limitation of $4,000,000 per award.

(5) Amounts represent the potential payouts for the Long-Term Performance Unit Awards granted in fiscal 2011 which are paid in cash. These awards cliff vest after three years if the performance criteria are met.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2011 for the PEO and each NEO. The table also shows unvested and unearned stock awards assuming a market value of $48.64 a share (the closing market price of the Company's stock on December 30, 2011).

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price [(1)] ($)	Option Expiration Date [(2)]	Number of Shares or Units of Stock that Have Not Vested [(3)] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Chad C. Deaton	0	53,500	77.00	7/19/2021	107,058	5,207,301
	0	66,100	62.32	1/26/2021		
	21,500	43,000	49.17	7/21/2020		
	22,366	44,734	47.28	1/19/2020		
	71,722	35,861	39.52	7/22/2019		
	73,294	36,647	29.18	1/21/2019		
	43,048	0	77.20	8/11/2018		
	47,293	0	69.92	1/23/2018		
	55,000	0	82.28	7/25/2017		
	42,592	0	68.54	1/24/2017		
	45,887	0	80.73	7/27/2016		
	45,887	0	75.06	1/25/2016		
	90,000	0	56.21	7/27/2015		
	62,347	0	42.60	1/26/2015		
Peter A. Ragauss	0	17,600	77.00	7/19/2021	35,691	1,736,010
	0	21,800	62.32	1/26/2021		
	7,500	15,000	49.17	7/21/2020		
	7,800	15,600	47.28	1/19/2020		
	24,796	12,398	39.52	7/22/2019		
	21,557	10,779	29.18	1/21/2019		
	12,526	0	77.20	8/11/2018		
	13,761	0	69.92	1/23/2018		
	13,245	0	82.28	7/25/2017		
	13,245	0	68.54	1/24/2017		
	15,025	0	80.73	7/27/2016		
	47,734	0	75.93	4/26/2016		
Martin S. Craighead	0	22,300	77.00	7/19/2021	41,326	2,010,097
	0	27,600	62.32	1/26/2021		
	9,166	18,334	49.17	7/21/2020		
	9,533	19,067	47.28	1/19/2020		
	26,099	13,050	39.52	7/22/2019		
	15,521	7,761	29.18	1/21/2019		
	9,716	0	77.20	8/11/2018		
	10,674	0	69.92	1/23/2018		
	9,801	0	82.28	7/25/2017		
	3,400	0	67.16	3/30/2017		
	4,391	0	68.54	1/24/2017		
	4,133	0	80.73	7/27/2016		
	3,543	0	75.06	1/25/2016		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price [1] ($)	Option Expiration Date [2]	Number of Shares or Units of Stock that Have Not Vested [3] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
Alan R. Crain	0	12,500	77.00	7/19/2021	24,391	1,186,378
	0	15,400	62.32	1/26/2021		
	4,866	9,734	49.17	7/21/2020		
	0	10,134	47.28	1/19/2020		
	0	7,982	39.52	7/22/2019		
	0	8,158	29.18	1/21/2019		
	9,824	0	77.20	8/11/2018		
	10,793	0	69.92	1/23/2018		
	11,471	0	82.28	7/25/2017		
	9,461	0	68.54	1/24/2017		
	13,500	0	80.73	7/27/2016		
	10,500	0	75.06	1/25/2016		
	2,347	0	42.60	1/26/2015		
	2,792	0	35.81	1/28/2014		
	3,418	0	29.25	1/29/2013		
Derek Mathieson	0	9,900	77.00	7/19/2021	17,579	855,043
	0	12,200	62.32	1/26/2021		
	3,600	7,200	49.17	7/21/2020		
	3,733	7,467	47.28	1/19/2020		
	10,468	5,235	39.52	7/22/2019		
	0	3,999	29.18	1/21/2019		

(1) The exercise price is equal to the closing market price of a share of our Common Stock on the last trading day prior to the grant date.

(2) Each option grant has a ten-year term. Each option vests pro rata as to one-third of the option grant beginning on the first anniversary of grant date.

(3) Each restricted stock award vests pro rata as to one-third of the grant beginning on the first anniversary of grant date.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2011 for the persons named in the Summary Compensation Table above.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [2] ($)
Chad C. Deaton	102,653	3,450,627	59,565	3,568,616
Peter A. Ragauss	0	0	19,990	1,208,506
Martin S. Craighead	21,100	716,721	19,071	1,176,487
Alan R. Crain	29,858	783,391	13,926	833,501
Derek Mathieson	7,997	331,620	6,411	394,159

(1) The value realized upon the exercise of the option award is determined by multiplying the number of shares acquired on exercise by the difference between the market price of the stock at exercise and the exercise price of the option.

(2) The value realized upon the vesting of the stock awards is determined by multiplying the number of shares of stock by the market value of the stock on the vesting date.

PENSION BENEFITS

The following table discloses the years of credited service of, present single-sum value of the accrued benefits for, and payments during the last fiscal year to each of the PEO and other NEOs under the Pension Plan. See *"Compensation Discussion & Analysis, Benefits and Severance, Pension Plan"* for a detailed description of the benefits provided under the Pension Plan.

Name	Plan Name	Number of Years Credited Service (1) (#)	Present Value of Accumulated Benefit (2) ($)	Payments During Last Fiscal Year ($)
Chad C. Deaton	Pension Plan	7 (3)	78,514	0
Peter A. Ragauss	Pension Plan	5	55,606	0
Martin S. Craighead	Pension Plan	10	84,925	0
Alan R. Crain	Pension Plan	10 (3)	107,502	0
Derek Mathieson	Pension Plan	3	17,203	0

(1) The number of years of credited service is less than the actual years of service for Messrs. Craighead and Crain because the Pension Plan was not adopted until 2002.

(2) For a discussion of valuation assumptions, see "Note 12 – Employee Benefit Plans" of the Notes to Consolidated Financial Statements included in our Annual Report under Item 8 of the Form 10-K for the year ended December 31, 2011.

(3) Messrs. Deaton and Crain are eligible for early retirement (as that termed is defined under the Pension Plan) which allows them to receive their plan benefits on that early retirement date rather than waiting until the normal retirement age of 65.

NONQUALIFIED DEFERRED COMPENSATION

The following table discloses contributions, earnings and balances to each of the PEO and other NEOs under the SRP that provides for compensation deferral on a non-tax-qualified basis. See *"Compensation Discussion & Analysis, Benefits and Severance, Supplemental Retirement Plan"* for a detailed description of the deferred compensation benefits.

Name	Executive Contributions in Last FY (1) ($)	Registrant Contributions In Last FY (2) ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (3) ($)
Chad C. Deaton	325,628	396,565	59,546	0	5,128,293
Peter A. Ragauss	48,844	159,970	(97,438)	0	876,722
Martin S. Craighead	98,096	168,366	104,726	0	1,617,211
Alan R. Crain	61,542	113,350	5,566	0	1,611,610
Derek Mathieson	23,125	58,462	(402)	0	145,027

(1) Amounts shown in the "Executive Contributions in Last FY" column are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

(2) Amounts shown in the "Registrant Contributions in Last FY" column are also included in the "All Other Compensation" column of the Summary Compensation Table.

(3) Of the totals in this column, the following amounts, which represent executive and registrant contributions attributable to 2011, are also reported in the Summary Compensation Table: Mr. Deaton, $722,193; Mr. Ragauss, $208,814; Mr. Craighead, $266,462; Mr. Crain, $174,892 and Mr. Mathieson, $81,587. In addition, the executive and registrant contributions for years prior to 2011 made on behalf of each NEO were previously reported in the Summary Compensation Tables for prior years to the extent the NEOs were named executive officers in prior years.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement with Chad C. Deaton

Mr. Deaton's Restated Employment Agreement was effective on January 1, 2012, the date Mr. Deaton transitioned from the roles of CEO and Chairman to Executive Chairman. His Original Employment Agreement dated as of October 25, 2004 and amended and restated effective January 1, 2009 controlled as of December 31, 2011. If Mr. Deaton had incurred a termination of employment on or before December 31, 2011, he would have been eligible to receive the severance benefits described below. In the event Mr. Deaton incurs a termination of employment after December 31, 2011, any severance payments will be governed by his Restated Agreement as previously described on page 26.

Termination of Employment Due to Death or Disability

If Mr. Deaton had incurred a termination of employment as of December 31, 2011 due to his disability (his incapacity due to physical or mental illness) or death, we would have paid him or his beneficiary:

- a lump-sum cash payment equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement;
- a lump-sum cash payment equal to his expected value incentive bonus for the year of termination; and

- all outstanding restricted stock awards will become fully vested and non-forfeitable. All outstanding options to acquire our stock will become fully vested and immediately exercisable. All outstanding performance unit awards will become vested on a pro rata basis and non-forfeitable.

Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause

If Mr. Deaton had incurred a termination of employment by him for good reason (generally, a material breach by us of the employment agreement) or by us without cause as of December 31, 2011, we would have paid him:

- a lump-sum cash payment in an amount equal to his aggregate base salary that otherwise would be payable through the end of the term of the employment agreement;
- a lump-sum cash payment equal to Mr. Deaton's highest bonus amount (as defined in his employment agreement);
- for the remainder of the term of the employment agreement, continuation of medical insurance benefits at active employee premium rates;
- a lump-sum cash payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement;
- a lump-sum cash payment equal to continued employer contributions to the SRP for the remainder of the term of the employment agreement;
- a lump-sum cash payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points; and
- all outstanding restricted stock awards would have become fully vested and non-forfeitable. All outstanding options to acquire our stock will become fully vested and immediately exercisable. All outstanding performance unit awards will become vested and non-forfeitable.

If Mr. Deaton's employment with us is terminated for any reason, including a termination by him without good reason or a termination by us for cause, he is to receive those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and any accrued vacation pay to the extent not theretofore paid.

Payments Upon a Change in Control

We have entered into Change in Control Agreements with each of the Senior Executives. The agreements are intended to provide for continuity of management in the event of a change of control. The term of each agreement is for a three-year period and automatically extends for an additional two years from the effective date of the agreement unless we have given eighteen months prior notice that the agreement will not be extended.

Payments in the Event of a Change in Control

If a Change in Control were to have occurred on December 31, 2011, whether or not the Senior Executive incurred a termination of employment in connection with the Change in Control, the Senior Executive would have become entitled to receive the following under the terms of the Change in Control Agreements, the SRP, the Annual Incentive Compensation Plan and awards under the 2002 D&O Plan:

- all outstanding options to acquire our stock would have become fully vested and immediately exercisable;
- all outstanding restricted stock awards would have become fully vested and non-forfeitable;
- a lump-sum cash payment in an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2011 divided by the number of days during the performance period;
- a lump-sum cash payment (a "gross-up" payment) in an amount equal to the excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the Change in Control. This is the only provision that continues in effect under the Change of Control Agreement for Mr. Deaton following his transition to Executive Chairman effective January 1, 2012. The gross-up payment would make the Senior Executive whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards);
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested;
- reimbursement for any legal fees and expenses incurred by the Senior Executive in seeking in good faith to enforce the Change in Control Agreement or in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement; and
- an amount equal to his Annual Incentive Compensation Plan bonus computed as if the target level of performance had been achieved, multiplied by a fraction, the numerator of which is the number of the Senior Executive's months of participation during the calendar year through the date of Change in Control and the denominator of which is 12.

In general, "Change in Control" means

- the individuals who are incumbent directors cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 50% of the combined voting power of our voting securities, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- any person, other than us, our affiliate or another specified owner (as defined in the Change in Control Agreements), becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding voting securities;
- a sale, transfer, lease or other disposition of all or substantially all of our assets (as defined in the Change in Control Agreements) is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

Payments in the Event of a Change in Control and Termination of Employment by the Senior Executive for Good Reason or by the Company or its Successor Without Cause

Pursuant to the Change in Control Agreements, the Company (or its successor) will pay severance benefits to a Senior Executive if the Senior Executive's employment is terminated following, or in connection with, a Change in Control, unless: (i) the Senior Executive resigns without good reason; (ii) the Company terminated the employment of the Senior Executive for cause; or (iii) the employment of the Senior Executive is terminated by reason of death or disability.

If a Senior Executive meets the criteria for payment of severance benefits due to termination of employment following a Change of Control, he will receive the following benefits in addition to the benefits described above under "*Payments in the Event of a Change in Control*":

- a lump-sum payment equal to three times the Senior Executive's highest base salary (as defined in the Change of Control Agreement);
- a lump-sum payment equal to the Senior Executive's earned highest bonus amount (as defined in the Change of Control Agreement), prorated based upon the number of days of his service during the performance period (reduced by any payments received by the Senior Executive under the Company's Annual Incentive Compensation Plan, in connection with the Change in Control if the Senior Executive's termination of employment occurs during the same calendar year in which the Change in Control occurs);
- a lump-sum payment equal to three times the greater of (i) the Senior Executive's earned highest bonus amount or (ii) the Senior Executive's highest base salary multiplied by the Senior Executive's applicable multiple, which, as of December 31, 2011 was 1.20, 0.90, 0.90, 0.75 and 0.60 for Messrs. Deaton, Ragauss, Craighead, Crain and Mathieson, respectively;
- continuation of accident and health insurance benefits for an additional three years;
- a lump-sum payment equal to the sum of (i) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for an additional three years;
- a lump-sum payment equal to the undiscounted value of the benefits the Senior Executive would have received had he continued to participate in the Thrift Plan, the Pension Plan and the SRP for an additional three years, assuming for this purpose that:
  (1) the Senior Executive's compensation during that three-year period were his highest base salary and earned highest bonus amount, and
  (2) the Senior Executive's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;
- eligibility for our retiree medical program if the Senior Executive would have become entitled to participate in that program had he remained employed for an additional three years [1];
- a lump-sum payment equivalent to 36 multiplied by the monthly basic life insurance premium applicable to the Senior Executive's basic life insurance coverage on the date of termination;
- a lump-sum payment of $30,000 for outplacement services; and

(1) The value of this benefit is the aggregate value of the medical coverage utilizing the assumptions applied under FASB ASC Topic 715, *Compensation-Retirement Benefits*.

- a lump-sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

Payments Upon Death or Disability

If the Senior Executive had terminated employment with us on December 31, 2011 due to death or disability, he would have received the following:

- all outstanding restricted stock awards granted by us would have become fully vested and non-forfeitable;
- all outstanding stock options granted by us would have become fully vested and exercisable;
- a lump-sum cash payment in an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2011, divided by the number of days during the performance period;
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested; and
- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Retirement

If the Senior Executive had terminated employment on December 31, 2011 and met the eligibility requirements for retirement, he would have received the following benefits:

- all outstanding stock options granted by us would have become fully vested and exercisable;
- a lump-sum cash payment in an amount equal to the applicable performance unit value multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2011, divided by the number of days during the performance period;
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested; and
- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Involuntary Termination of Employment Not In Connection With a Change in Control

The Baker Hughes Executive Severance Plan provides for payment of certain benefits to the Senior Executives as a result of an involuntary termination of employment provided that (i) the executive signs a release agreement substantially similar to the form of release agreement set forth in the Executive Severance Plan, (ii) during the two-year period commencing on the date of termination of employment he complies with the non-competition and non-solicitation agreements contained in the Executive Severance Plan and (iii) the executive does not disclose our confidential information. Any amounts payable under the Executive Severance Plan are reduced by the amount of any severance payments payable to the Senior Executive by us under any other plan, program or individual contractual arrangement.

If the Senior Executive meets the criteria for payment of severance benefits due to an involuntary termination, we will pay him the following benefits:

- a lump-sum cash payment equal to one and one-half times the Senior Executive's annual base salary in effect immediately prior to his termination of employment; and
- outplacement services for a period of 12 months, but not in excess of $10,000; and
- if the Senior Executive's termination of employment results from a reduction of employment or the elimination of his job, an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Termination of Employment for Any Reason

If the Senior Executive had terminated employment with us on December 31, 2011 for any reason, including his resignation or his involuntary termination of employment for cause, he would have been entitled to receive those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination of employment. Unless the Senior Executive incurred a termination of employment by us for cause he would also have been entitled to any vested outstanding stock options.

The table below assumes a termination date or change in control date of December 31, 2011, the last business day of the fiscal year. The value of equity compensation awards (accelerated vesting of stock options and restricted stock awards) is based on the closing price of our common stock of $48.64 on the New York Stock Exchange on December 30, 2011, the last trading date of 2011.

	Chad C. Deaton ($)	Peter A. Ragauss ($)	Martin S. Craighead ($)	Alan R. Crain ($)	Derek Mathieson ($)
Payments Upon a Change in Control Without Termination of Employment					
Accelerated Vesting of Option Awards	1,101,040	344,045	295,975	245,331	135,708
Accelerated Vesting of Restricted Stock Awards	5,207,301	1,736,010	2,010,048	1,186,378	855,043
Payment in Settlement of Performance Unit Awards	5,133,702	1,721,748	1,861,205	1,161,961	781,213
Excise Tax Gross-Up	-	-	-	-	-
Annual Incentive Bonus	1,074,166	439,595	459,415	269,244	194,250
Discretionary Bonus	460,357	188,398	196,892	115,390	83,250
TOTAL	12,976,566	4,429,796	4,823,535	2,978,304	2,049,464
Payments in the Event of a Change in Control and Termination of Employment With Good Reason or by the Company Without Cause					
Accelerated Vesting of Option Awards	1,101,040	344,045	295,975	245,331	135,708
Accelerated Vesting of Restricted Stock Awards	5,207,301	1,736,010	2,010,048	1,186,378	855,043
Payment in Settlement of Performance Unit Awards	5,133,702	1,721,748	1,861,205	1,161,961	781,213
Excise Tax Gross-Up	-	2,628,453	2,876,547	-	1,576,060
Severance Payment	9,238,829	4,139,391	4,218,000	3,047,009	2,304,000
Earned Highest Bonus Amount Prorated	1,797,610	671,797	571,509	493,670	277,336
Discretionary Bonus	460,357	188,398	196,892	115,390	83,250
Continuation of Accident and Health Insurance Benefits	39,204	48,497	48,835	48,553	49,920
Perquisite Payment	-	-	-	-	-
Payment for Loss of Thrift Plan, SRP and Pension Plan Accruals	1,247,242	538,121	511,488	426,581	249,921
Life Insurance Premium Payment	11,169	6,168	6,447	4,548	4,182
Outplacement Services	30,000	30,000	30,000	30,000	30,000
Retiree Medical	15,379	-	-	-	-
Interest Paid For Section 409A Six-Month Delay	156,894	68,972	68,025	52,052	37,250
TOTAL	24,438,727	12,121,600	12,694,971	6,811,473	6,383,883
Payments upon Death or Disability					
Accelerated Vesting of Option Awards	1,101,040	344,045	295,975	245,331	135,708
Accelerated Vesting of Restricted Stock Awards	5,207,301	1,736,010	2,010,048	1,186,378	855,043
Payment in Settlement of Performance Units	5,140,991	1,724,198	1,864,007	1,163,627	782,392
One-Half Base Salary Payment (1)	534,167 (2)	-	-	-	-
Annual Incentive Bonus (2)(3)	1,074,166	546,856	571,513	334,940	241,647
Discretionary Bonus (2)	460,357	-	-	-	-
TOTAL	13,518,022	4,351,109	4,741,543	2,930,276	2,014,790

	Chad C. Deaton ($)	Peter A. Ragauss ($)	Martin S. Craighead ($)	Alan R. Crain ($)	Derek Mathieson ($)
Payments upon Retirement (4)					
Accelerated Vesting of Option Awards	1,101,040	-	295,975	245,331	-
Payment in Settlement of Performance Units	4,677,408	-	1,724,316	1,060,413	-
Annual Incentive Bonus (5)	-	-	-	334,940	-
TOTAL	5,778,448	-	2,020,291	1,640,684	-
Payments Upon Termination of Employment for Good Reason or by the Company Without Cause (6)					
2x Base Salary	2,564,000	-	-	-	-
Earned Highest Bonus Amount	1,797,610	-	-	-	-
Continuation of Medical Insurance	10,890	-	-	-	-
Life Insurance Premium Payment	3,102	-	-	-	-
Lump-Sum Payment Equal to Continued Company SRP	318,894	-	-	-	-
Interest Paid For Section 409A Six-Month Delay	46,680	-	-	-	-
TOTAL	4,741,176	-	-	-	-
Payments Upon Involuntary Termination of Employment Not in Connection with a Change of Control					
1½x Base Salary	(7)	1,062,000	1,110,000	783,000	720,000
Outplacement Services	(7)	10,000	10,000	10,000	10,000
Annual Incentive Bonus (5)	(7)	546,856	571,513	334,940	241,647
TOTAL	(7)	1,618,856	1,691,513	1,127,940	971,647

(1) Pursuant to his Original Employment Agreement, upon death or disability, Mr. Deaton or his estate receives a lump-sum cash payment equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the Original Employment Agreement. The remaining NEOs are not eligible for any base salary payment upon death or disability.

(2) Under his Original Employment Agreement, upon death or disability, Mr. Deaton receives a lump-sum cash payment equal to his expected value incentive bonus for the year of termination and any other bonus programs (i.e., discretionary bonus) for the fiscal year in which the termination occurs.

(3) The NEOs, other than Mr. Deaton, receive an amount equal to the earned Annual Incentive Compensation Plan bonus, reduced so it reflects only participation prior to separation from service. The Annual Incentive Compensation Plan bonus for 2011 was earned at 124.4% of the Expected Value Target.

(4) As of December 31, 2011, Mr. Crain is Retirement eligible per the Performance Units and Stock Option Terms and Conditions and per the Annual Incentive Compensation Plan. Messrs. Deaton and Craighead are only Retirement eligible per the Performance Units and Stock Option Terms and Conditions. Messrs. Ragauss and Mathieson are not Retirement eligible under any plan.

(5) Executives receive an amount equal to the earned Annual Incentive Compensation Plan bonus, reduced so it reflects only participation prior to separation from service. The Annual Incentive Compensation Plan bonus for 2011 was earned at 124.4% of the Expected Value Target.

(6) The following payment types related to termination of employment for good reason or by the Company without cause only apply to Mr. Deaton under his employment agreement. As of December 31, 2011 only 10 months remain in the term of Mr. Deaton's Original Employment Agreement.

(7) See "Payments Upon Termination of Employment for Good Reason or by the Company Without Cause" for payments related to involuntary termination not in connection with a change of control for Mr. Deaton.

COMPENSATION COMMITTEE REPORT

The Compensation Committee held five meetings during fiscal year 2011. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

Claire W. Gargalli (Chair)
Clarence P. Cazalot, Jr.
Pierre H. Jungels
Charles L. Watson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2011, the Compensation Committee consisted of Ms. Gargalli (Chair), Messrs. Cazalot, Jungels and Watson all of whom were independent directors. None of the Compensation Committee members has served as an officer or employee of the Company and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Company's Board of Directors.

DIRECTOR COMPENSATION

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's non-management directors during the fiscal year ended 2011. For a description of the fees and other awards payable to the Company's directors, please refer to the section titled "Corporate Governance – Board of Directors" contained elsewhere in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1), (2) ($)	Option Awards (1), (2) ($)	Total ($)
Larry D. Brady	100,000	139,971	47,108	287,079
Clarence P. Cazalot, Jr.	90,000	139,971	47,108	277,079
Edward P. Djerejian (3)	27,852	139,971	23,382	191,205
Anthony G. Fernandes	100,000	139,971	47,108	287,079
Claire W. Gargalli	95,000	139,971	47,108	282,079
Pierre H. Jungels	85,000	139,971	47,108	272,079
James A. Lash	100,000	139,971	47,108	287,079
J. Larry Nichols	82,129	139,971	47,108	269,208
James L. Payne (3)	24,583	139,971	23,382	187,936
H. John Riley, Jr.	100,000	139,971	47,108	287,079
James W. Stewart	80,000	139,971	47,108	267,079
Charles L. Watson	85,000	139,971	47,108	272,079

(1) A restricted stock award was made on January 26, 2011. Stock option awards were made on January 26, 2011 and July 19, 2011 at an exercise price of $62.32 and $77.00, respectively. The amounts included in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of the awards made to non-management directors computed in accordance with FASB ASC Topic 718. The value ultimately realized by the director upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the FASB ASC Topic 718 determined value. For a discussion of valuation assumptions, see "Note 3 – Stock-Based Compensation" of the Notes to Consolidated Financial Statements included in our annual report under Item 8 of the Form 10-K for the year ended December 31, 2011.

(2) The following table shows the aggregate number of stock awards and option awards outstanding for each non-management director as of December 31, 2011 as well as the grant date fair value of stock awards and option grants made during 2011:

Name	Aggregate Stock Awards Outstanding as of December 31 (#)	Aggregate Option Awards Outstanding as of December 31 (#)	Grant Date Fair Value of Stock and Option Awards made during 2011 ($)
Larry D. Brady	5,821	7,767	187,079
Clarence P. Cazalot, Jr.	5,821	9,494	187,079
Edward P. Djerejian	0 (3)	6,642	163,353
Anthony G. Fernandes	5,821	12,807	187,079
Claire W. Gargalli	5,821	9,494	187,079
Pierre H. Jungels	5,821	7,180	187,079
James A. Lash	5,821	9,494	187,079
J. Larry Nichols	5,821	9,494	187,079
James L. Payne	0 (3)	17,776 (4)	163,353
H. John Riley, Jr. (5)	5,821	9,494	187,079
James W. Stewart	2,246	392,349 (4)	187,079
Charles L. Watson	5,821	9,494	187,079

(3) In accordance with our retirement policy in our bylaws, Messrs. Djerejian and Payne retired from the Board of Directors effective April 28, 2011. On the effective date of their retirement, all of their restricted stock awards outstanding became fully vested.

(4) This amount includes outstanding options that were granted by BJ Services and were converted into options to purchase shares of Baker Hughes upon the closing of the merger on April 28, 2010.

(5) Mr. Riley previously elected to have his fees deferred and thus the amounts shown above were paid to his deferred compensation accounts pursuant to the Director Compensation Deferral Plan (discussed below).

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective January 1, 2009 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals.

AUDIT/ETHICS COMMITTEE REPORT

The Audit/Ethics Committee is comprised of four members, each of whom is independent, as defined by the standards of the NYSE, the rules of the SEC, and under the Company's policy for director independence ("Policy for Director Independence"). Under the Charter of the Audit/Ethics Committee, the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees with the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee also oversees the Company's policies with respect to risk assessment and risk management and compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2011, the Audit/Ethics Committee held eleven meetings and otherwise met and communicated with management and with Deloitte & Touche LLP ("Deloitte & Touche"), the Company's Independent Registered Public Accounting Firm for 2011. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received the written disclosures and the letter from Deloitte & Touche concerning independence as required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and not related to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche. Deloitte & Touche also periodically reported the progress of its audit of the effectiveness of the Company's internal control over financial reporting.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche the interim financial information included in the March 31, 2011, June 30, 2011 and September 30, 2011 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2011 with management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. The Audit/Ethics Committee also monitored and reviewed the Company's procedures and policies relating to the requirements of Section 404 of the Sarbanes-Oxley Act and related regulations.

The Audit/Ethics Committee has discussed with Deloitte & Touche the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Anthony G. Fernandes (Chairman)
Larry D. Brady
Clarence P. Cazalot, Jr.
James A. Lash

PROPOSAL NO. 2
RATIFICATION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit/Ethics Committee has selected the firm of Deloitte & Touche as our Independent Registered Public Accounting Firm to audit the Company's books and accounts for the year ending December 31, 2012. Deloitte & Touche served as our Independent Registered Public Accounting Firm for fiscal year 2011. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the Independent Registered Public Accounting Firm, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Registered Public Accounting Firm. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different Independent Registered Public Accounting Firm at any time during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR ratification of the selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2012.

FEES PAID TO DELOITTE & TOUCHE LLP

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte Entities") billed or will bill the Company or its subsidiaries for the aggregate fees set forth in the table below for services provided during 2011 and 2010. These amounts include fees paid or to be paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and (iii) professional services rendered for tax compliance, tax advice, and tax planning.

	2011 $ (in millions)	2010 $ (in millions)
Audit fees	14.6	15.8
Audit-related fees	0.2	0.6
Tax fees	1.2	1.5
Total	16.0	17.9

Audit fees include fees related to the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting. Audit-related fees are primarily for assistance in connection with various registration statements, proxy statements and related matters involving our merger with BJ Services, debt offerings and business restructurings.

Tax fees are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 26 of the more than 80 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

In addition to the above services and fees, Deloitte Entities provide audit and other services to various Company-sponsored benefit plans which fees are incurred by and paid by the respective plans. Fees paid to Deloitte Entities for these services totaled approximately $0.3 million in 2011 and $0.2 million in 2010.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of audit and permitted non-audit services by the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its Independent Registered Public Accounting Firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement with estimated non-audit fees of $15,000 or more that does not fit within the definition of a pre-approved service are presented to the Chairman of the Audit/Ethics Committee for pre-approval. The Chairman of the Audit/Ethics Committee will report any specific approval of services at its next regular meeting. The Audit/Ethics Committee will review a summary report detailing all services being provided to the Company by its Independent Registered Public Accounting Firm. All of the fees and services described above under "audit fees," "audit-related fees" and "tax fees" were approved under the Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Registered Public Accounting Firm and pursuant to Section 202 of SOX.

PROPOSAL NO. 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. The proposal, commonly known as a "say on pay" proposal, gives our stockholders the opportunity to express their views on the Company's executive compensation. Because this is an advisory vote, this proposal is not binding upon the Company; however, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal.

As discussed previously in the Compensation Discussion and Analysis section, we believe that our compensation policies and decisions are focused on pay for performance principles, as well as being strongly aligned with the long-term interests of our stockholders and being competitive in the marketplace. The Company's principal compensation policies, which enable the Company to attract and retain strong and experienced senior executives, include:

- rewarding performance that supports the Company's core values of integrity, teamwork, performance and learning;
- providing a significant percentage of total compensation that is variable because it is at risk, based on predetermined performance criteria;
- requiring significant stock holdings to align the interests of senior executives with those of stockholders;
- designing competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced senior executives; and
- setting compensation and incentive levels that reflect competitive market practices.

We are asking our stockholders to indicate their support for our named executive officer compensation program as described in this Proxy Statement. This is an advisory vote to approve named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the named executive officer compensation, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative disclosures."

The affirmative vote of the majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote is required for the approval of this proposal.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote <u>FOR</u> **approval, on an advisory basis, of the compensation** ***programs of our named executive officers, as disclosed*** **pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative disclosures.**

PROPOSAL NO. 4
STOCKHOLDER PROPOSAL MAJORITY VOTE STANDARD FOR DIRECTOR ELECTIONS

The following proposal was submitted to Baker Hughes by the United Brotherhood of Carpenters Pension Fund (with an address of 101 Constitution Avenue, N.W., Washington D.C. 20001) who is the owner of 5,577 shares of the Company's Common Stock, and is included in this Proxy Statement in compliance with SEC rules and regulations. The proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below.

Director Election Majority Vote Standard Proposal

Resolved: *That the shareholders of Baker Hughes* Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: Despite the Baker Hughes Board of Director's opposition to the majority vote standard proposal at the last annual meeting, a strong percentage of Baker Hughes shareholders supported the majority vote standard proposal. At that meeting, 46% of shareholder votes were cast in favor of the majority vote proposal despite Board opposition. Board support for majority voting in director elections is overdue at Baker Hughes. Board members, more than others, should appreciate the importance of establishing a meaningful vote standard. When Board members at Baker Hughes stand for election in uncontested elections, they should be required to receive at least half the votes cast in order to be elected.

Over the past six years, nearly 80% of the companies in the S&P 500 Index have adopted a majority vote standard in company bylaws, articles of incorporation, or charter. These companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. However, Baker Hughes has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

Baker Hughes' Board of Directors has not acted to establish a majority vote standard, despite the fact that many of its self-identified peer companies including Anadarko Petroleum Corporation, Apache Corporation, Halliburton Corporation, National Oilwell Varco, Inc., Schlumberger Limited, and Smith International, Inc. have adopted majority voting. The Board should adopt a majority vote standard in its governance documents and then refashion its director resignation policy to address the status of unelected directors. A majority vote standard combined with a post-election director resignation policy would establish meaningful voting rights for shareholders in director elections at Baker Hughes, while reserving for the Board an important post-election role in determining the continued status of an elected director. We urge the Board to join the mainstream of major U.S. companies and establish a majority vote standard.

Recommendation of the Board of Directors

The Board of Directors recommends a vote <u>AGAINST</u> the stockholder proposal regarding majority vote standard for director election for these reasons:

Opposition Statement of the Company: The Board of Directors is committed to strong corporate governance and it is its fiduciary duty to act in the best interests of the Company's stockholders. The Board has consistently and continuously demonstrated its commitment to good governance, including the adoption of the Director Resignation Policy described below and taking the action necessary to declassify the Board. The proposal at issue would not further enhance the ability of stockholders to impact the outcome of director elections. In addition, our stockholders decided against this proposal at both the 2011 and 2010 Annual Meetings.

Baker Hughes is incorporated under the laws of Delaware and plurality voting is the normal standard under Delaware law. Consequently, the rules governing plurality voting are well established and understood. The Board is proactive in ensuring that it remains familiar with corporate governance developments including those pertaining to majority voting in the election of directors. As a result, the Board has already addressed the concerns expressed in the proposal at issue. In particular, during 2005 the Board adopted a policy (Director Resignation Policy) which is set forth in the Company's Corporate Governance Guidelines at ***www.bakerhughes.com/investor***. Under the Director Resignation Policy any director nominee who receives a greater number of votes "withheld" than votes "for" such election shall submit his or her offer of resignation. The Governance Committee will then consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. The Board has also amended the Company's Bylaws to incorporate this policy.

We believe that this existing Director Resignation Policy provides stockholders with a meaningful and significant voice in the election of directors, while preserving the Board's ability to exercise its independent judgment in a way that best serves the interests of both the Company and the stockholders. It provides for a detailed case-by-case analysis. By allowing stockholders to express their preferences regarding director nominees, the Director Resignation Policy already accomplishes the primary objective of the proposal at issue, and therefore the adoption of a majority vote standard is unnecessary.

In the past 10 years, the average affirmative vote for directors has been close to 90% of the shares voted through the plurality voting process with no director receiving less than 84% of the votes cast. As a result, the adoption of a majority voting standard would not have affected the outcome of the elections in any of these years. Not only have our directors historically received high levels of support, but, we also maintain a comprehensive director nomination and election process. The nomination and election process has been instrumental in the construction of a Board that is comprised of highly qualified directors from diverse backgrounds. Because our stockholders have a history of electing highly qualified directors using a plurality voting system, a change in the director election process is neither necessary nor appropriate in order to enhance the Company's corporate governance.

In evaluating this proposal, the Board has determined that the Director Resignation Policy incorporated in the Company's Bylaws and our Corporate Governance Guidelines allow the Board to consider and address stockholder concerns without creating undue uncertainty. Under the stockholder's proposal, if a director does not receive a majority vote there are three possible outcomes: (i) an incumbent director may remain in office until a successor is elected and qualified, (ii) the Board of Directors may elect a director to fill a vacancy, or (iii) the position may remain vacant. All of these alternatives, in the view of Baker Hughes' Board of Directors are less desirable than the current system which allows for election of directors by plurality vote subject to the Director Resignation Policy. Notwithstanding these prior actions, the Board of Directors will continue to monitor the majority vote issue and will take additional necessary steps in the future consistent with the Company's commitment to act in the best interests of our stockholders.

The Board of Directors believes that adherence to sound corporate governance policies and practices is key to ensuring that the Company is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interests of our stockholders. The existing director election policies in place adhere to these standards as well as provide stockholders with a meaningful and significant voice in the election of directors. Additionally, the proposal at issue was rejected at our 2010 and 2011 Annual Meetings. For these reasons and the reasons presented above, the Board does not believe that the proposal is in the best interests of the Company or our stockholders.

For the foregoing reasons, the Board of Directors recommends a vote AGAINST the stockholder proposal regarding majority vote standard for director elections.

ANNUAL REPORT

The 2011 Annual Report on Form 10-K of the Company (the "Annual Report"), which includes audited financial statements for the fiscal year ended December 31, 2011, accompanies this Proxy Statement only if you have requested that a copy of this Proxy Statement be mailed to you. The Annual Report also is available electronically by following the instructions in the E-Proxy Notice, as described in the "Proxy Statement – Information About the Notice of Internet Availability of Proxy Materials" section of this Proxy Statement. However, the Annual Report is not part of the proxy soliciting information.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2013 Annual Meeting must be received by the Company by November 14, 2012 to be properly brought before the 2013 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairperson of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 15, 2012 and November 14, 2012 to be properly nominated before the 2013 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

ANNEX A

BAKER HUGHES INCORPORATED CORPORATE GOVERNANCE GUIDELINES

(As Amended January 26, 2012)

These Baker Hughes Incorporated Corporate Governance Guidelines are established by the Board of Directors ("Board") as the principles for conduct of the Company's business affairs to benefit its stockholders.

Board

The responsibility of the members of the Board is to exercise their business judgment to act in what they reasonably believe to be in the best interest of the Company and its stockholders. In addition to the Board's general oversight of management's performance of its responsibilities, the principal functions of the Board acting directly or through its Committees (as defined in "Committees of the Board") include:

- Providing effective oversight of the governance of the affairs of the Company in order to maximize long-term benefit to the stockholders
- Maintaining a viable succession plan for the office of the Chief Executive Officer ("CEO") of the Company and other members of senior management
- Evaluating the performance of the Board and identifying and recruiting new members for the Board
- Reviewing and approving long-term business plans
- Appointing, approving the compensation and overseeing the work of the independent auditors
- Overseeing certain compliance related issues, including accounting, internal audit, disclosure controls and internal controls, enterprise risk management and environmental policies

- Reviewing quarterly earnings release and quarterly and annual financial statements to be filed with the Securities and Exchange Commission ("SEC")
- Evaluating and setting the compensation of the CEO and other members of senior management
- Adopting an appropriate governance policy

Selection and Qualification of Directors – The Governance Committee will annually assess the needs of the Company and the Board in order to recommend to the Board the director candidates who will further the goals of the Company in representing the long-term interests of the stockholders. In particular, the Governance Committee will assess the special skills, expertise and backgrounds relevant to the Company's business to determine whether or not a candidate has the character traits and breadth of business knowledge to make him or her an effective director, based on previously established criteria, as described in Exhibit A, "Guidelines for Membership on the Board of Directors". The Governance Committee will annually assess the contributions of the directors whose terms expire at the next Annual Meeting of Stockholders and recommend to the Board if they should be nominated for re-election by stockholders. The Board will propose a slate of nominees to the stockholders for election to the Board at the next Annual Meeting, as described in Exhibit B, "Selection Process for New Board of Directors Candidates".

Independence – The Board will be comprised of a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange ("NYSE"), as described in Exhibit C, "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert". Annually, the Board will review the relationship that each director has with the Company to determine that the director has no material relationship with the Company, its affiliates or any member of the senior management of the Company, subject to additional qualifications prescribed under the listing standards of the New York Stock Exchange. The Company will not make any personal loans or extensions of credit to directors or executive officers.

Size and Term of the Board – In accordance with the Company's Bylaws, the Board determines the number of directors on the Board, which currently will consist of not more than 12 directors. In accordance with the Company's Restated Certificate of Incorporation, at each Annual Meeting of Stockholders, directors shall be elected for a term of one year ending on the date of the Annual Meeting of Stockholders following the annual meeting at which the directors were elected and will serve until their successors are elected and qualified or until his or her earlier death, retirement, resignation or removal. Stockholders may propose nominees for consideration by the Governance Committee, as described in Exhibit D, "Policy and Submission Procedures for Stockholder Recommended Director Candidates", by submitting within the prescribed time period the name and supporting information to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100, Houston, Texas 77019-2118 to be properly nominated before the next Annual Meeting of Stockholders, although the Company is not required to include such nominees in its proxy statement. Between such annual meetings, the Board may elect directors to serve until the next annual meeting.

Voting for Directors – Any nominee for director in an uncontested election who receives a "withhold" vote representing a majority of the votes cast for his or her election will be required to submit a letter of resignation to the Governance Committee of the Board of Directors. The Governance Committee will consider all of the relevant facts and circumstances and recommend to the Board of Directors whether or not the resignation should be accepted. For the purposes of this Section, an "uncontested election" shall mean an election in which the number of nominees as of the record date for the meeting at which directors are to be elected does not exceed the number of directors to be elected at such meeting.

Director Orientation and Continuing Education – The Governance Committee will periodically review and recommend to the Board a director orientation program that includes an initial and continuing orientations providing the director with comprehensive information about the Company's business, one-on-one meetings with senior management and other officers of the Company, an overview of the Director Reference Manual and tours of the Company's operations. The directors will be provided with continuing education materials covering upcoming seminars and conferences.

Independent Advisors – The Board and the Committees of the Board have the right at any time to retain independent outside financial, legal or other advisors.

Executive Sessions – The Board will meet in executive session with the CEO after each Board meeting. In addition, the independent directors of the Company will meet in executive session following each regularly scheduled Board meeting without any inside director or Company executives present. These executive session discussions may include any topic relevant to the business affairs of the Company as determined by the independent directors.

Lead Director – The Governance Committee will review and recommend to the Board a director to serve as Lead Director during executive sessions of the independent members of the Board. The Lead Director will be elected by the independent members of the Board; preside at all meeting of the Board of Directors at which the Chairman is not present, including executive sessions of independent directors; serve as liaison between the Chairman and the independent directors; have the authority to call meetings of the independent directors; consult with the Chairman on agendas for Board meeting and other matters pertinent to the Company and the Board.

Stockholder Communications – In order to provide the stockholders of the Company and other interested parties with a direct and open line of communication to the Company's Board, procedures have been established, as described in Exhibit E, "Stockholder Communications with the Board of Directors".

Termination of Independent Director Status – In accordance with the Company's Bylaws, an independent director shall not stand for reelection as a director of the Company at the Annual Meeting following any of the occurrences set forth below. The following provisions may be waived by the Board (excluding the affected director) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

- *Retirement* – The director's 72nd birthday.
- *Attendance* – Any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves.

Termination of Inside Director Status – In accordance with the Company's Bylaws, an inside director must resign from the Board (i) at the time of any diminution of his or her responsibilities as an officer; (ii) at the time of termination of employment by the Company for any reason; or (iii) on the director's 72nd birthday.

Conflict of Interest – The Board expects each director, as well as senior management and employees, to act ethically at all times. Independent directors may not serve on more than four other boards of publicly listed companies in addition to the Company's Board of Directors. No officer of the Company may serve on a board of any company having a present or retired employee on the company's Board. Additionally, officers of the Company may not serve as directors of any other publicly-held companies without the approval of the Governance Committee. The CEO may serve on no more than three boards of publicly-held companies, while other officers may serve on no more than one board of a publicly-held company or for profit company. Members of Audit/Ethics Committee of the Board may not simultaneously serve on the audit committees of more than three public companies. If an independent director serving on the Company's Board is asked to join another board of directors, prior notice shall be given to the Chairman of the Governance Committee and the Corporate Secretary of the Company. If an actual or potential conflict of interest arises for a director or senior management, the individual shall promptly inform the CEO or the Board. Any waivers of the Company's Business Code of Conduct for a director or senior management will be determined by the Board or its designated Committee and will be publicly disclosed.

Board Compensation and Evaluation Procedures

Compensation – The Governance Committee will annually review compensation to determine director compensation and recommend any changes to the Board.

Company Stock Ownership – Each independent director is expected to own at least four times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board.

Evaluation – Any independent director may at any time provide the Chairman of the Governance Committee an evaluation of another independent director. Questions and observations regarding the evaluation of an independent director will be referred, as necessary, to the Lead Director. The independent directors will perform an annual evaluation on the performance and effectiveness of the Audit/Ethics Committee in accordance with the regulations of the Public Company Accounting Oversight Board.

Board Functions

Board Meetings – The Board will hold five regular meetings per year to handle recurring business, with special meetings called as appropriate. Directors are expected to attend all scheduled Board and Committee meetings.

Special Meetings – The number of scheduled Board meetings will vary with circumstances and special meetings will be called as necessary.

Annual Meetings of Stockholders – The Company's Annual Meeting of Stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board on matters relevant to the Company. It is the Company's policy to request and encourage all of the Company's directors and nominees for election as directors to attend in person the Annual Meeting of Stockholders.

Agenda Items – The Chairman will be responsible for setting the agenda for and presiding over the Board meetings. Individual directors are encouraged to contact the Chairman with respect to any proposed agenda items that the director believes should be on the agenda. The Corporate Secretary will endeavor to timely provide to the directors all written Board materials to be covered in regular meetings prior thereto.

Committees of the Board

The Board has constituted five standing Committees: Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee and Executive Committee. Each Committee is comprised solely of independent directors, except for the Executive and Finance Committees. The Chairman of the Board serves on the Executive Committee. Any independent member of the Board may attend any Committee meeting as an observer.

The Governance Committee annually proposes Committee assignments and chairmanships to the Board. Each Committee is elected by the Board, including the designation by the Board of one person to serve as Chairman of each Committee. On an annual basis, each Committee shall perform an evaluation of the Committee and its activities.

Governance Committee

Purpose: The Committee's purpose is to develop and recommend to the Board a set of corporate governance principles applicable to the Company ("Corporate Governance Guidelines") and to oversee compliance with, conduct reviews of and recommend appropriate modifications to such Corporate Governance Guidelines.

Principal Responsibilities: The Committee will have the oversight responsibility for recruiting and recommending candidates for election to the Board, with advice of the Company's Chairman and CEO. The Committee will periodically conduct a review of criteria for Board membership against current needs of the Board to ensure timeliness of the criteria. The Committee will also be responsible for monitoring compliance with these Corporate Governance Guidelines adopted by the Board, and updating such guidelines when appropriate. The Committee will also review and recommend to the Board the annual retainer for members of the Board and Committees of the Board. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its non-employee members. All members of the Committee will be independent, as that term is defined in the NYSE corporate governance listing standards.

Meetings: The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Audit/Ethics Committee

Purpose: The Committee's purpose is to assist the Board with oversight of: (i) the integrity of the Company's financial statements and reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of the Company's internal audit function and independent auditors. The Committee shall also prepare the Audit/Ethics Committee Report to be included in the Company's proxy statement for the Annual Meeting of Stockholders, conduct an annual self-evaluation and carry out the duties and responsibilities set forth in its Charter.

Principal Responsibilities: The principal responsibilities of the Committee are: (i) to provide assistance to the Board in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures; and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor. The Committee shall conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee has the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company will provide funding for such payments. The Company shall provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee will review the composition, expertise and availability of the Committee members on an annual basis. The Committee will also perform a self-evaluation of the Committee and its activities on an annual basis. The Committee will meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent auditors, internal auditors, general counsel and compliance officer. The Committee's Charter shall be posted on the Company's website.

The Committee's compliance responsibilities will include the recommendation of and monitoring of compliance with the Company's Business Code of Conduct and Foreign Corrupt Practices Act Policy, establishing formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation as described in Exhibit F, "Procedures for the Receipt, Retention and Treatment of Complaints"; reviewing in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries; coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act Policy; and review the Company's compliance with its environmental policy on an annual basis. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three non-employee directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three publicly-held companies. At least one member of the Committee will have accounting or related financial management expertise and at least one member of the Committee will be an "audit committee financial expert," as defined by the SEC. The audit committee financial expert must have: an understanding of GAAP and financial statements; experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers and (b) application of such principles in connection with the accounting for estimates, accruals and reserves; an understanding of internal accounting controls and procedures for financial reporting; and an understanding of audit committee functions.

Meetings: The Committee meets at least five times per year as determined by the Board, with special meetings called by the Board or the Committee as necessary.

Compensation Committee

Purpose: The purpose of the Compensation Committee will be to discharge the Board's responsibilities relating to compensation of the Company's executives. The Committee will have overall responsibility for reviewing and evaluating and, as applicable, approving the officer compensation plans of the Company. It is also the purpose of the Committee to produce an annual report on executive compensation for inclusion in the Company's proxy statement for the Annual Meeting of Stockholders.

Principal Responsibilities: The principal responsibility of the Committee will be to ensure that the senior executives of the Company are compensated effectively in a manner consistent with the stated compensation strategy of the Company, internal equity considerations and competitive practice. The Committee will also communicate to the stockholders of the Company, the Company's compensation policies and the reasoning behind such policies as required by the rules and regulations of the SEC. These responsibilities include reviewing from time to time and approving the Company's stated compensation strategy to ensure that management is rewarded appropriately for its contributions to Company growth and profitability and that the executive compensation strategy supports organization objectives and stockholder interests; reviewing compensation programs to determine if there are any potential risks in the programs; reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and determining the CEO's compensation level based on this evaluation; reviewing annually and determining the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation, and reporting such determination to the Board, provided, however, that the salary, bonus and other long-term incentive compensation will be subject to the approval of the Board. The Committee also reviews the outcome of the stockholder advisory vote on senior executive compensation when making future compensation decisions for executive officers. The Committee reviews with the CEO matters relating to management succession. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its independent and non-employee members. Such directors will meet the requirements for "independent" pursuant to the listing standards of the NYSE and shall meet the requirements for "disinterested independent directors" pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Meetings: The Committee will meet at least three times per year as determined by the Board.

Finance Committee

Purpose: The Committee's purpose will be to review and monitor the financial structure of the Company to determine that it is consistent with the Company's requirements for growth and fiscally sound operation.

Principal Responsibilities: The Committee will be responsible for the review and approval of (i) public offerings; (ii) debt and other financings; (iii) dividend policy and changes in the rate of dividend; and (iv) budget and long-range plans. In addition the Committee will periodically review the Company's activities with credit rating agencies, its policy governing approval levels for capital expenditures and funding thereof and its insurance programs. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three nor more than six of its non-employee members.

Meetings: The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Executive Committee

Principal Responsibilities: The Committee will act in the stead of the Board during intervals between Board meetings and may exercise all of the authority of the Board in the business and affairs of the Company, except where action by the full Board is specifically required. More specifically, the Committee will be responsible for advising and aiding the officers of the Company in all matters concerning its interests and the management of its business. When the Board is not in session, the Committee has and may exercise all the powers of the Board, so far as such may be delegated legally, with reference to the conduct of the business of the Company, except that the Committee will not take any action to amend the Restated Certificate of Incorporation or the Bylaws, to amend its Charter, to elect Directors to fill vacancies on the Board, to fix the compensation of Directors for service in any capacity, to fill vacancies on the Committee or change its membership, to elect or remove officers of the Company or to declare dividends. The Committee's Charter shall be posted on the Company's website.

Composition: The Committee will be comprised of not less than three directors, a majority of which shall be non-management and one of which shall be the Chairman of the Board. The Chairman of the Board shall serve as the Chairman of the Committee unless the Board elects a different director to serve as Chairman. In the absence of the Chairman of the Committee, the Lead Director of the Board will serve as Chairman of the meeting.

Meetings: The Committee will meet from time to time during the year, as needed.

Interaction with Management

Evaluation of the CEO – The Compensation Committee with input from the Board will annually review and approve corporate goals and objectives relevant to the CEO's compensation, evaluate the CEO's performance in light of such goals and objectives, and determine the CEO's compensation level based on this evaluation and other relevant information. The Committee shall also review annually and determine the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation and report such determination to the Board, provided, however, that the annual salary, annual bonus and long-term incentive compensation shall be subject to the approval of the Board.

Succession Planning – The Board and the Compensation Committee share the responsibility for succession planning. The Committee shall maintain and review with the Board a list for the Board of potential successors to the CEO. The

Chairman shall review management succession planning with the Compensation Committee on an annual basis, and provide a report to the Board.

Attendance at Board & Committee Meetings – The Chairman will routinely invite senior management to attend Board meetings. The Board or any Committee may request the presence of any Company employee at any Board or Committee meeting. In addition, the Chairman will invite such other managers and outside experts to the Board meetings in situations where such persons can aid the Board in its deliberations.

Access to Management – Directors will have complete access to management and management will be available to the Board with respect to any questions regarding Company issues.

Interpretation of Guidelines

These Guidelines provide a framework for governance of the Company and the Board. The Board recognizes that situations may dictate variations from the Guidelines in order to respond to business changes and the needs of the stockholders. In addition, the Guidelines shall be revised and updated from time-to-time. Accordingly, the Guidelines do not constitute invariable rules nor shall they preclude the Board from acting in variance thereto at any time in the future.

The Board endorses and supports the Company's Core Values and Keys for Success:

CORE VALUES

Integrity:

We believe integrity is the foundation of our individual and corporate actions that drives an organization of which we are proud.

- We are a responsible corporate citizen committed to the health and safety of people, protection of the environment, and compliance with laws, regulations, and company policies.
- We are honest, trustworthy, respectful and ethical in our actions.
- We honor our commitments.
- We are accountable for our actions, successes and failures.

Teamwork:

We believe teamwork leverages our individual strengths.

- We are committed to common goals.
- We expect everyone to actively participate on the BHI team.
- We openly communicate up, down, and across the organization.
- We value the diversity of our workforce.
- We willingly share our resources.

Performance:

We believe performance excellence will drive the results that differentiate us from our competitors.

- We focus on what is important.
- We establish and communicate clear expectations.
- We relentlessly pursue success.
- We strive for flawless execution.
- We work hard, celebrate our successes and learn from our failures.
- We continuously look for new ways to improve our products, services and processes.

Learning:

We believe a learning environment is the way to achieve the full potential of each individual and the company.

- We expect development throughout each individual's career by a combination of individual and company commitment.
- We learn from sharing past decisions and actions, both good and bad, to continuously improve performance.
- We improve by benchmarking and adopting best practices.

Keys to Success

People contributing at their full potential.
Everyone can make a difference.

- We understand our priorities and performance goals.
- We drive to do our part every day.
- We support new ideas and take appropriate risks.
- We take action to find and correct problems.
- We commend each other on a job well done.

Delivering unmatched value to our customers.

- We make it easy for customers to do business with us.
- We listen to our customers and understand their needs.
- We plan ahead to deliver innovative, cost-effective solutions.
- We are dedicated to safe, flawless execution and top quality results.

Being cost efficient in everything we do.

- We maintain a competitive cost structure for the long-term.
- We utilize shared services to control cost for the enterprise.
- We seek the best value for Baker Hughes in our relationships with suppliers.
- We ruthlessly eliminate waste without compromising safety or quality.

Employing our resources effectively.

- We assign our people where they can make the biggest contribution.
- We allocate our investments to leverage the best opportunities for Baker Hughes.
- We handle company assets as if they were our own.
- We manage our balance sheet to enhance return on investment.

EXHIBIT A

BAKER HUGHES INCORPORATED GUIDELINES FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

(As Amended January 26, 2012)

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to current and foreseeable business of the Company.

1. Criteria for Selection

In filling director vacancies on the Board, the Governance Committee will strive to:

A) Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:
   i) Have demonstrated leadership, and significant experience in an area of endeavor such as technology, business, finance, law, public service, banking or academia;
   ii) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;
   iii) Have relevant expertise and experience, and are able to offer advice and guidance based upon that expertise;
   iv) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;
   v) Will dedicate sufficient time to Company business;
   vi) Exhibit integrity, sound business judgment and support for the Core Values of the Company;
   vii) Understand financial statements;
   viii) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;
   ix) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;
   x) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and
   xi) Are able to exercise sound business judgment.

B) Maintain a Board that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience.

2. Age & Attendance

The Board will not nominate any person to serve as a director who has attained the age of 72. No director shall stand for re-election in any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves. These provisions may be waived by the Board (excluding the affected director) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

3. Audit/Ethics Committee

The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess those qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

4. Significant Change in Occupation or Employment

A non-management director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will consider such change in determining if it is in the best interests of the Company to nominate such person to stand for reelection as a director at the Company's next Annual Meeting of Stockholders.

5. Board Review and Assessments

Each year the members of the Board will participate in a review and assessment of the Board and of each committee. In connection with such reviews, or at any other time, a director with concerns regarding the performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Independent Non-Management Committee Members"). If the Independent Non-Management Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board, the lead director or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

EXHIBIT B

BAKER HUGHES INCORPORATED

SELECTION PROCESS FOR NEW BOARD OF DIRECTORS CANDIDATES

(As Amended January 26, 2012)

Baker Hughes Incorporated ("Company") has established the following process for the selection of new candidates for the Company's Board of Directors ("Board"). The Board or the Company's Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

1. Chairman, CEO, the Governance Committee, or other Board members identify a need to fill vacancies or add newly created directorships.
2. Chairman of the Governance Committee initiates search, working with staff support and seeking input from the Board members and senior management, and hiring a search firm or obtaining advice from legal or other advisors, if necessary.
3. Candidates, including any candidates properly proposed by stockholders in accordance with the Company's Bylaws, that satisfy criteria as described in the Company's "Guidelines For Membership on the Board of Directors" or otherwise qualify for membership on the Board, are identified and presented to the Governance Committee.
4. Determine if the Governance Committee members, Board members or senior management have a basis to initiate contact with preferred candidates; or if appropriate, utilize a search firm.
5. Chairman, CEO and at least one member of the Governance Committee interviews prospective candidate(s).
6. Full Board to be kept informed of progress.
7. The Governance Committee meets to consider and approve final candidate(s) (conduct interviews as necessary).
8. The Governance Committee will propose to the full Board candidates for Board membership to fill vacancies, or to stand for election at the next Annual Meeting of Stockholders.

EXHIBIT C

BAKER HUGHES INCORPORATED POLICY FOR DIRECTOR INDEPENDENCE, AUDIT/ETHICS COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

(As Amended October 23, 2008)

INDEPENDENCE

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.
2. A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.
3. A director who is affiliated with or employed by a present or former internal or external auditor of the Company is

not "independent" until three years after the end of the affiliation or the employment or auditing relationship. A director, however, is still considered independent if the director's immediate family member currently works for the company's auditor, as long as the immediate family member is not a partner of the company's auditor or is not personally involved (and has not been personally involved for the past three years) in the company's audit.

4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold. (1)

III. Standards for Audit/Ethics Committee Members

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service). Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company.
2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.
3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

(1) In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test, provided however that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

IV. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:
   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.
2. Under SEC rules, a director must have acquired such attributes through any one or more of the following:
   (a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
   (b) Experience actively supervising a principal financial officer, principal accounting officer, controller,

public accountant, auditor or person performing similar functions;

(c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d) Other relevant experience.

EXHIBIT D

BAKER HUGHES INCORPORATED POLICY AND SUBMISSION PROCEDURES FOR STOCKHOLDER RECOMMENDED DIRECTOR CANDIDATES

(As Amended October 23, 2008)

The Governance Committee of Baker Hughes Incorporated ("Company") has established a policy that it will consider director candidates recommended by stockholders. The Company's Board of Directors ("Board") or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates. Any such recommendations should be communicated to the Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019-2118 and should be accompanied by the types of information as are required under the Company's Bylaws for stockholder nominees.

In summary, the Company's Bylaws provide in substance that:

1. Stockholder nominations shall be made pursuant to timely written notice ("a Nomination Notice"). To be timely, a Nomination Notice must be received by the Secretary not less than 120 days, nor more than 150 days, before the one year anniversary of the date on which the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting of the stockholders.
2. The Nomination Notice shall set forth (a) all information relating to the nominee as required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor regulation thereto (including such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected), (b) the nominee's independence, any voting commitments and/or other obligations such person will be bound by as a director, and any material relationships between such person and (1) the nominating stockholder, or (2) the beneficial owner, if any, on whose behalf the nomination is made (each nominating party and each beneficial owner, a "nominating party"), including compensation and financial transactions, (c) the nominating party's name and record address, (d) the class, series, and number of shares of the Company that are owned beneficially and of record, directly or indirectly, by each nominating party, (e) all other related ownership interests directly or indirectly owned beneficially by each nominating party, and (f) any interest of each nominating party in such nomination. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Corporate Secretary of the Company that information required to be set forth in a stockholder's Nomination Notice that pertains to the nominee.

The foregoing is a generalized summary and the specific requirements of the Bylaws shall control.

EXHIBIT E

BAKER HUGHES INCORPORATED STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

(As Amended October 23, 2008)

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the independent non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures For Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee
of the Board of Directors
P.O. Box 4740
Houston, TX 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

EXHIBIT F

BAKER HUGHES INCORPORATED PROCEDURES FOR THE RECEIPT, RETENTION AND TREATMENT OF COMPLAINTS

(As Amended October 22, 2009)

Sarbanes-Oxley Act Section 301 Requirements

The Sarbanes-Oxley Act of 2002 ("SOX") Section 301 requires that each audit committee establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

Guidelines for Reporting

Complaints or concerns regarding accounting, internal accounting controls or auditing matters may be submitted by employees and/or third parties to the Business Help Line or the Chief Compliance Officer ("CCO"). Concerns received by the Business Help Line, which accepts anonymous submissions, are forwarded to the CCO. All complaints received by the CCO are reviewed and validated and a list of all such items will be provided to the Chairman of the Audit/Ethics Committee. The CCO has an affirmative duty to report all issues for which the CCO has credible evidence of a material or potential violation of any applicable securities laws, fiduciary duty, or similar violation to the Audit/Ethics Committee ("AEC") in a timely manner. The CCO may bring any issue to the attention of the AEC if, in the CCO's opinion, it is necessary and appropriate to inform the AEC.

When the CCO brings an issue to the AEC, the AEC and the CCO will collaboratively discuss the issue and agree to a course of action which may include an internal investigation involving one or more of the CCO, Corporate Security, Human Resources department, Operations, Internal Audit and outside counsel.

The CCO will maintain appropriate records for all issues presented to the AEC and provide updates. The CCO will retain issue related documentation in accordance with the Company's record retention policy.

In the event that a complaint is received concerning the CCO, the complaint will be sent directly to the Chairman of the AEC. The Chairman of the AEC will decide the appropriate course of action.

Third party reporting procedures are posted on the Company's internet website in the Investor Relations-Compliance Section. The reporting protocol for employees is posted on the intranet within the Interchange-Legal Compliance site. In addition to the websites, the Company has a Business Help Line brochure.

No employee shall suffer retaliation in any form for reporting, in good faith, suspected violations of the Business Code of Conduct.

ANNEX B

BAKER HUGHES INCORPORATED CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS

(as amended and restated October 21, 2009)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

PURPOSE

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

COMPOSITION

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

PRINCIPAL RESPONSIBILITIES

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent registered public accounting firm, corporate auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices being used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent registered public accounting firm; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unrecorded audit adjustments.
- On an annual basis, receive and review formal written reports from the independent registered public accounting firm regarding the auditors' independence required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526 "Communication with Audit Committees Concerning Independence," giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent registered public accounting firm to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent registered public accounting firm who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent registered public accounting firm. The Committee shall establish hiring policies for the Company of employees or former employees of the independent registered public accounting firm in accordance with the NYSE rules, SOX and as specified by

the SEC and review and discuss with management and the independent registered public accounting firm any proposals for hiring any key member of the independent registered public accounting firm's team.

- Prior to commencement of the annual audit, review with management, the corporate auditors and the independent registered public accounting firm the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.
- Review policies and procedures for the engagement of the independent registered public accounting firm to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the de minimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.
- Review with management and independent registered public accounting firm the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.
- Review with management and the independent registered public accounting firm any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or corporate auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.
- Review with management, the corporate auditors and the independent registered public accounting firm the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section. Have management review the Company's financial results with the Board of Directors.
- Review and discuss with management and the independent registered public accounting firm management's report on internal control prior to the filing of the Company's annual report on Form 10-K.
- Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.
- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent registered public accounting firm or the performance of the internal audit function.
- Review guidelines and policies on enterprise risk management including risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114; (iii) received a formal written report from the independent registered public accounting firm concerning the auditors' independence required by the PCAOB's Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence" and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent registered public accounting firm, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.
- Cause the Charter to be included periodically in the proxy statement as required by applicable rules.
- Review actions taken by management on the independent registered public accounting firm and corporate auditors' recommendations relating to organization, internal controls and operations.
- Meet separately and periodically with management, the corporate auditors and the independent registered public accounting firm to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members

of the Company's Board of Directors. At least every three years the Committee reviews the Corporate Audit Department Charter. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.

- Review membership of the Company's Disclosure Control and Internal Control Committee ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.
- Receive reports from the CEO and CFO on any material weaknesses and significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.
- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.
- Annually review with the independent registered public accounting firm any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent registered public accounting firm's activities or access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any Management" or Internal Control letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

- Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures that may be deemed, warranted or necessary.
- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.
- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.
- Review the Company's compliance with its environmental policy on an annual basis.
- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits; those are the responsibilities of the independent registered public accounting firm. Further, it is not the Committee's responsibility to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; those are the responsibilities of management. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

MEETINGS

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent registered public accounting firm, corporate auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent registered public accounting firm and the corporate auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9397

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**76-0207995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2929 Allen Parkway, Suite 2100, Houston, Texas	**77019-2118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 439-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value per Share	**New York Stock Exchange**
	SWX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of *"large accelerated filer," "accelerated filer"* and *"smaller reporting company"* in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 30, 2011 reported by the New York Stock Exchange) was approximately $31,476,833,000.

As of February 16, 2012, the registrant has outstanding 437,571,000 shares of common stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

BAKER HUGHES INCORPORATED

INDEX

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated is a Delaware corporation engaged in the oilfield services industry. As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated and/or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships.

AVAILABILITY OF INFORMATION FOR STOCKHOLDERS

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at ***www.bakerhughes.com*** as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing we make with the SEC.

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification.

Our Business Code of Conduct and Code of Ethical Conduct Certifications are available on the Investor Relations section of our website at ***www.bakerhughes.com***. We will disclose on a current report on Form 8-K or on our website information about any amendment or waiver of these codes for our executive officers and directors. Waiver information disclosed on our website will remain on the website for at least 12 months after the initial disclosure of a waiver. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Compensation Committee, Executive Committee, Finance Committee and Governance Committee are also available on the Investor Relations section of our website at ***www.bakerhughes.com***. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certifications, Corporate Governance Guidelines and the charters of the committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118
Attention: Investor Relations
Telephone: (713) 439-8039

ABOUT BAKER HUGHES

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. We also provide industrial and other products and services to the downstream refining, and the process and pipeline industries. Baker Hughes was formed as a corporation in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We may conduct our operations through subsidiaries, affiliates, ventures and alliances. We operate in more than 80 countries around the world and our corporate headquarters is in Houston, Texas. As of December 31, 2011, we had approximately 57,700 employees, of which approximately 57% work outside the United States ("U.S.").

Our global oilfield operations are organized into a number of geomarket organizations, which are combined into and report to nine region presidents, who in turn report to two hemisphere presidents. In addition, certain support operations are organized at the enterprise level and include the product line marketing and technology, supply chain, and information technology organizations, which comprise the Global Products and Services group.

Through the geographic organization, we have placed our management close to our customers, facilitating stronger customer relationships and allowing us to react quickly to local market conditions and customer needs. The geographic organization supports our oilfield operations and is responsible for sales, field operations and well site execution. Western Hemisphere operations consist of four regions - Canada, headquartered in Calgary, Alberta; and U.S. Land, Gulf of Mexico and Latin America regions, all headquartered in Houston, Texas. Eastern Hemisphere operations consist of five regions - Europe, headquartered in London, England; Africa, headquartered in Paris, France; Russia Caspian, headquartered in Moscow, Russia; Middle East, headquartered in Dubai, United Arab Emirates; and Asia Pacific, headquartered in Kuala Lumpur, Malaysia.

Within the Global Products and Services group, the product line marketing and technology organization is responsible for product development, technology, marketing and delivery of innovative and reliable solutions for our customers to advance their reservoir performance. This enterprise organization facilitates cross-product line technology development, sales processes and integrated operations capabilities. The supply chain organization is responsible for development of cost-effective procurement and manufacturing of our products and services. The supply chain organization also focuses on product reliability and quality, process efficiency and increased tool utilization.

On April 28, 2010, we completed the acquisition of BJ Services Company ("BJ Services"), a leading provider of pressure pumping and other oilfield services, for $6.9 billion in cash and stock. This acquisition provided us with a proven leader in the areas of pressure pumping, stimulation and fracturing and complements our existing product portfolio, allowing us to provide a full suite of products and services to meet the needs of our customers. Our results are inclusive of BJ Services' results from the acquisition date.

We report financial results for five segments. Four of these segments represent our oilfield operations and their geographic organization as detailed below:

- North America (U.S. Land, Gulf of Mexico and Canada)
- Latin America
- Europe/Africa/Russia Caspian
- Middle East/Asia Pacific

In addition to the above, we report in our Industrial Services and Other segment the financial results for downstream chemicals, process and pipeline services, and the reservoir development services group.

Further information about our segments is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 11 of the Notes to Consolidated Financial Statements in Item 8 herein.

PRODUCTS AND SERVICES

Oilfield Operations

We offer a full suite of products and services to our customers around the world. Our oilfield products and services fall into one of two groups, Drilling and Evaluation or Completion and Production. This classification is based on the two major phases of constructing an oil and/or natural gas well and how our products and services are utilized for each phase.

- The Drilling and Evaluation group consists of the following products and services:
  - ***Drill Bits*** - includes Tricone™ and PDC or "diamond" drill bits used for performance drilling, hole enlargement and coring.
  - ***Drilling Services*** - includes conventional and rotary steerable systems used to drill wells directionally and horizontally; measurement-while-drilling and logging-while-drilling systems used to perform reservoir navigation services; drilling optimization services; tools for coil tubing drilling and wellbore re-entry systems; coring drilling systems; and surface logging.
  - ***Wireline Services*** - includes tools for both open hole and cased hole well logging used to gather data to perform petrophysical and geophysical analysis; reservoir evaluation coring; casing perforation; fluid characterization; production logging; well integrity testing; pipe recovery; and seismic and microseismic services.
  - ***Drilling and Completion Fluids*** - includes emulsion and water-based drilling fluids systems; reservoir drill-in fluids; and fluids environmental services.
- The Completion and Production group consists of the following products and services:
  - ***Completion Systems*** - includes products and services used to control the flow of hydrocarbons within a wellbore including sand control systems; liner hangers; wellbore isolation; expandable tubulars; multilaterals; safety systems; packers and flow control; and tubing conveyed perforating.
  - ***Wellbore Intervention*** - includes products and services used in existing wellbores to improve their performance including thru-tubing fishing; thru-tubing inflatables; conventional fishing; casing exit systems; production injection packers; remedial and stimulation tools; and wellbore cleanup.
  - ***Intelligent Production Systems*** - includes products and services used to monitor and dynamically control the production from individual wells or fields including production decisions services; chemical injection services; well monitoring services; intelligent well systems; and artificial lift monitoring.
  - ***Artificial Lift*** - includes electric submersible pump systems; progressing cavity pump systems; gas lift systems; and surface horizontal pumping systems used to lift large volumes of oil and water when a reservoir is no longer able to flow on its own.
  - ***Tubular Services*** - includes hammer services; tubular running systems; and completion assembly systems.
  - ***Upstream Chemicals*** - includes chemicals and chemical application systems to provide flow assurance, integrity management and production management for upstream hydrocarbon production.
  - ***Pressure Pumping*** - includes cementing, stimulation, including hydraulic fracturing, and coil tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.

Additional information regarding our oilfield products and services can be found on the Company's website at ***www.bakerhughes.com***. Our website also includes details of our hydraulic fracturing operations, including the chemical content of our fluids systems, our support of the Chemical Disclosure Registry at ***www.fracfocus.org***, and information on our SmartCare™ qualified systems and products, which are intended to maximize performance while minimizing our impact on the community and environment.

Industrial Services and Other

Industrial Services and Other consists primarily of downstream chemicals, process and pipeline services, and the reservoir development services group. Downstream chemical services provides products and services that help to increase refinery production, as well as improve plant safety and equipment reliability. Process and pipeline services works to improve efficiency and reduce downtime with inspection, pre-commissioning and commissioning of new and existing pipeline systems and process plants.

MARKETING, CONTRACTING AND COMPETITION

We market our products and services on a product line basis primarily through our own sales organizations. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world.

Our customers include the large integrated major and super-major oil and natural gas companies, U.S. and international independent oil and natural gas companies, and the national or state-owned oil companies. No single customer accounts for more than 10% of our business. While we may have contracts with customers that include multiple well projects and that may extend over a period of time ranging from two to four years, our services and products are generally provided on a well-by-well basis. Most contracts cover our pricing of the products and services, but do not necessarily establish an obligation to use our products and services.

Our primary competitors include the major diversified oilfield service companies such as Schlumberger, Halliburton and Weatherford, where the breadth of service capabilities as well as competitive position of each product line are the keys to differentiation in the market. We also compete with other companies who may participate in only a few product lines, for example, National Oilwell Varco, Champion Technologies, Ecolab, Newpark Resources, and Frac Tech Services.

Our products and services are sold in highly competitive markets, and revenue and earnings can be affected by changes in commodity prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign currency exchange fluctuations and governmental regulations. We believe that the principal competitive factors in our industries are product and service quality, availability and reliability, health, safety and environmental standards, technical proficiency and price.

We strive to negotiate the terms of our customer contracts consistent with what we consider to be best practices. The general industry practice is for oilfield service providers, like us, to be responsible for their own products and services and for our customers to retain liability for drilling and related operations. Consistent with this practice, we generally take responsibility for our own people and property while our customers, such as the operator of a well, take responsibility for their own people, property and all liabilities related to the well and subsurface operations, regardless of either party's negligence. In general, any material limitations on indemnifications to us from our customers in support of this allocation of responsibility arise only by applicable statutes. Certain states such as Texas, Louisiana, Wyoming, and New Mexico have enacted oil and natural gas specific statutes that void any indemnity agreement that attempts to relieve a party from liability resulting from its own negligence ("anti-indemnity statutes"). These statutes can void the allocation of liability agreed to in a contract; however, both the Texas and Louisiana anti-indemnity statutes include important exclusions. The Louisiana statute does not apply to property damage, and the Texas statute allows mutual indemnity agreements that are supported by insurance and has exclusions, which include, among other things, loss or liability for property damage that results from pollution and the cost of control of a wild well.

Because both Baker Hughes and our customers generally prefer to contract on the basis as we mutually agree, we negotiate with our customers in the U.S. to include a choice of law provision adopting the law of a state that does not have an anti-indemnity statute. When this does not occur, we will generally use Texas law. With the exclusions contained in the Texas anti-indemnity statute, we are usually able to structure the contract such that the limitation on the indemnification obligations of the customer is limited and should not have a material impact on the terms of the contract.

State law, laws or public policy in countries outside the U.S., or the negotiated terms of our agreement with the customer may also limit the customer's indemnity obligations in the event of the gross negligence or willful misconduct of a Baker Hughes employee. The Company and the customer may also agree to other limitations on the customer's indemnity obligations in the contract.

The Company maintains a commercial general liability insurance policy program that covers against certain operating hazards, including product liability claims and personal injury claims, as well as certain limited environmental pollution claims for damage to a third party or its property arising out of contact with pollution for which the Company is liable, but clean up and well control costs are not covered by such program. All of the insurance policies purchased by the Company are subject to self-insured retention amounts for which we are responsible for payment, specific terms, conditions, limitations and exclusions. There can be no assurance that the nature and amount of Company insurance will be sufficient to fully indemnify us against liabilities related to our business.

RESEARCH AND DEVELOPMENT; PATENTS

Our products and technology organization engages in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. We have technology centers located in the U.S. (Claremore, Oklahoma; and several in Houston, Texas and surrounding areas), Germany (Celle), Brazil (Rio de Janeiro), Russia (Novosibirsk), and Saudi Arabia (Dhahran). For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2011, see Note 1 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection in numerous countries and regions throughout the world for products and methods that appear to have commercial significance. We believe our patents and trademarks are adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. No single patent or trademark is considered to be critical to our business.

SEASONALITY

Our operations can be affected by seasonal weather, which can temporarily affect the delivery and performance of our products and services, as well as customers' budgetary cycles. The widespread geographic locations of our operations and the timing of seasonal events serve to reduce the impact of individual events. Examples of seasonal events which can impact our business include:

- The severity and duration of both the summer and the winter in North America can have a significant impact on natural gas storage levels and drilling activity for natural gas.
- In Canada, the timing and duration of the spring thaw directly affects activity levels, which reach seasonal lows during the second quarter and build through the third and fourth quarters to a seasonal high in the first quarter.
- Hurricanes and typhoons can disrupt coastal and offshore drilling and production operations.
- Severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia generally in the first quarter.
- Scheduled repair and maintenance of offshore facilities in the North Sea can reduce activity in the second and third quarters.
- Our Industrial Services and Other segment records its strongest sales in the second and third quarters of the year and weakest sales during the first and fourth quarters of the year due to the Northern Hemisphere winter.

RAW MATERIALS

We purchase various raw materials and component parts for use in manufacturing our products and delivering our services. The principal materials we purchase include, but are not limited to, steel alloys (including chromium and nickel), titanium, barite, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, gels, sand and other proppants, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. These materials are generally available from multiple sources and may be subject to price volatility. While we generally do not experience significant shortages of these materials, we have from time to time experienced temporary shortages of particular raw materials. In addition, we normally do not carry inventories of such materials in excess of those reasonably required to meet our production schedules. We do not expect significant interruptions in supply, but there can be no assurance that there will be no price or supply issues over the long term.

EMPLOYEES

On December 31, 2011, we had approximately 57,700 employees, of which the majority are outside the U.S. Less than 10% of these employees are represented under collective bargaining agreements or similar-type labor arrangements. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

EXECUTIVE OFFICERS OF BAKER HUGHES INCORPORATED

The following table shows, as of February 23, 2012, the name of each of our executive officers, together with his age and all offices presently held.

Name **Age**

Chad C. Deaton 59

Executive Chairman of the Board of the Company since January 2012. Chairman of the Board and Chief Executive Officer from October 2004 to December 2011. President of the Company from 2008 to 2010. President and Chief Executive Officer of Hanover Compressor Company from 2002 to 2004. Senior Advisor to Schlumberger Oilfield Services from 1999 to 2001. Executive Vice President of Schlumberger from 1998 to 1999. Employed by the Company in 2004.

Martin S. Craighead 52

Chief Executive Officer of the Company since January 2012 and President of the Company since 2010. Director of the Company since 2011. Chief Operating Officer of the Company from 2009 to 2011 and Senior Vice President from 2009 to 2010. Group President of Drilling and Evaluation from 2007 to 2009 and Vice President of the Company from 2005 until 2009. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003. Employed by the Company in 1986.

Peter A. Ragauss 54

Senior Vice President and Chief Financial Officer of the Company since 2006. Segment Controller of Refining and Marketing for BP plc from 2003 to 2006. Chief Executive Officer of Air BP from 2000 to 2003 and Assistant to the Group Chief Executive for BP plc from 1998 to 2000. Vice President of Finance and Portfolio Management for Amoco Energy International immediately prior to its merger with BP in 1998. Vice President of Finance for El Paso Energy International from 1996 to 1998 and Vice President of Corporate Development for Tenneco Energy in 1996. Employed by the Company in 2006.

Name	Age
Alan R. Crain	60

Senior Vice President and General Counsel of the Company since 2007. Vice President and General Counsel from 2000 to 2007. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel from 1996 to 1999, and Assistant General Counsel from 1988 to 1996, of Union Texas Petroleum Holdings, Inc. Employed by the Company in 2000.

Russell J. Cancilla 60

Vice President and Chief Security Officer, Health, Safety, Environment and Security of the Company since 2009. Chief Security Officer from June 2006 to January 2009. Vice President and Chief Security Officer of Innovene from 2005 to 2006; Vice President, Resources & Capabilities for HSSE for BP from 2003 to 2005 and Vice President, Real Estate and Management Services for BP from 1998 to 2003. Employed by the Company in 2006.

Belgacem Chariag 49

Vice President of the Company and President Eastern Hemisphere Operations since 2009. Vice President HSE of Schlumberger Limited from May 2008 to May 2009. President of Well Services, a Schlumberger product line, from 2006 to 2008. Vice President Marketing Oilfield Services for Europe, Caspian and Africa of Schlumberger from 2004 to 2006. Various other operational and management positions at Schlumberger from 1989 to 2008. Employed by the Company in 2009.

Didier Charreton 48

Vice President, Human Resources of the Company since 2007. Group Human Resources Director of Coats plc from 2002 to 2007. Business Development of ID Applications for Gemplus S.A. from 2000 to 2001. Various human resources positions at Schlumberger from 1989 to 2000. Employed by the Company in 2007.

Alan J. Keifer 57

Vice President, Controller and Principal Accounting Officer of the Company since 1999. Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

Jay G. Martin 60

Vice President, Chief Compliance Officer and Senior Deputy General Counsel of the Company since 2004. Shareholder at Winstead Sechrest & Minick P.C. from 2001 to 2004. Partner, Phelps Dunbar from 2000 to 2001 and Partner, Andrews & Kurth from 1996 to 2000. Employed by the Company in 2004.

Name	Age
Derek Mathieson	41

Vice President of the Company since 2008 and President Western Hemisphere Operations since January 2012. President, Products and Technology from May 2009 to December 2011. Chief Technology and Marketing Officer of the Company from December 2008 to May 2009. Chief Executive Officer of WellDynamics, Inc. from May 2007 to November 2008. Vice President Business Development, Technology and Marketing of WellDynamics, Inc. from April 2006 to May 2007; Technology Director and Chief Technology Officer from January 2004 to April 2006; Research and Development Manager from August 2002 to January 2004 and Reliability Assurance Engineer from April 2001 to August 2002 of WellDynamics, Inc. Well Engineer, Shell U.K. Exploration and Production 1997 to 2001. Employed by the Company in 2008.

John A. O'Donnell 63

Vice President of the Company since 1998 and Vice President Office of the Chief Executive Officer since January 2012. President Western Hemisphere Operations from May 2009 to December 2011. President of Baker Petrolite Corporation from 2005 to May 2009. President of Baker Hughes Drilling Fluids from 2004 to 2005. Vice President, Business Process Development of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1988 to 1990. Employed by the Company in 1975.

Arthur L. Soucy 49

President, Global Products and Services since January 2012. Vice President Supply Chain of the Company from April 2009 to December 2011. Vice President, Global Supply Chain for Pratt and Whitney from 2007 to 2009. Sloan Fellows Program, Innovation and Global Leadership at Massachusetts Institute of Technology from 2006 to 2007. General Manager, Combustors, Augmenters and Nozzles of Pratt and Whitney from 2005 to 2006. Various managerial positions at Pratt and Whitney from 1995 to 2006. Employed by the Company in 2009.

Clifton N.B. Triplett 53

Vice President and Chief Information Officer of the Company since September 2008. Corporate Vice President, Motorola Global Services from 2007 to 2008 and Corporate Vice President and Chief Information Officer of Motorola's Network and Enterprise Group from 2006 to 2007. Employed by General Motors from 1997 to 2006 as Global Information Systems Officer for Computing and Telecommunications Services from 2003 to 2006 and Global Manufacturing and Quality Information Systems Officer from 1997 to 2003. Employed by the Company in 2008.

There are no family relationships among our executive officers.

ENVIRONMENTAL MATTERS

We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies. Our past and present operations include activities that are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve, and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures and our capital costs for environmental control equipment may change accordingly.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. We record accruals when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related activities, and such amounts can be reasonably estimated. In general, we seek to accrue costs for the most likely scenario, where known. Accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault, even if the waste disposal was in compliance with laws and regulations. The U.S. Environmental Protection Agency (the "EPA") and appropriate state agencies supervise investigative and cleanup activities at Superfund sites.

We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site. PRPs in Superfund actions have joint and several liability for all costs of remediation. Accordingly, a PRP may be required to pay more than its proportional share of such costs. For some projects, it is not possible to quantify our ultimate exposure because the projects are either in the investigative or early remediation stage, or allocation information is not yet available. However, based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites are likely to have a material adverse effect on our consolidated financial statements because we have recorded adequate reserves to cover the estimate we presently believe will be our ultimate liability in the matter. Further, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover a portion of the ultimate liability.

Based upon current information, we believe that our overall compliance with environmental regulations, including routine environmental compliance costs and capital expenditures for environmental control equipment, will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either established adequate reserves or our cost for that compliance is not expected to be material to our consolidated financial statements. Our total accrual for environmental remediation is $29 million and $32 million, which includes accruals of $5 million and $7 million for the various Superfund sites, at December 31, 2011 and 2010, respectively.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our consolidated financial statements. We continue to focus on reducing future environmental liabilities by maintaining appropriate company standards and improving our assurance programs.

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks. When considering an investment in Baker Hughes, one should carefully consider all of the risk factors described below, as well as other information included and incorporated by reference in this report. There may be additional risks, uncertainties and matters not listed below, that we are unaware of, or that we currently consider immaterial. Any of these may adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in Baker Hughes.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact, either positively or negatively, the markets for oil and natural gas. Expenditures by our customers for exploration, development and production of oil and natural gas are based on their expectations of future hydrocarbon demand, the risks associated with developing the reserves, their ability to finance exploration for and development of reserves, and the future value of the reserves. Their evaluation of the future value is based, in part, on their expectations for global demand, global supply, excess production capacity, inventory levels, and other factors that influence oil and natural gas prices. The key risk factors we believe are currently influencing the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results. Changes in the global economy could impact our customers' spending levels and our revenue and operating results.

Demand for oil and natural gas, as well as the demand for our services, is highly correlated with global economic growth, and in particular by the economic growth of countries such as the U.S., India, China, and developing countries in Asia and the Middle East who are either significant users of oil and natural gas or whose economies are experiencing the most rapid economic growth compared to the global average. The most recent slowdown in global economic growth and recession in the developed economies resulted in reduced demand for oil and natural gas, increased spare productive capacity and lower energy prices. Weakness or deterioration of the global economy or credit markets or a continuation of the European sovereign debt crisis could reduce our customers' spending levels and reduce our revenue and operating results. Incremental weakness in global economic activity, particularly in China, India, Europe, the Middle East and developing countries in Asia, will reduce demand for oil and natural gas and result in lower oil and natural gas prices. Incremental strength in global economic activity in such areas will create more demand for oil and natural gas and support higher oil and natural gas prices. In addition, demand for oil and natural gas could be impacted by environmental regulation, including "cap and trade" legislation, regulation of hydraulic fracturing, carbon taxes and the cost for carbon capture and sequestration related regulations.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. Current energy prices are important contributors to cash flow for our customers and their ability to fund exploration and development activities. Expectations about future prices and price volatility are important for determining future spending levels.

Lower oil and natural gas prices generally lead to decreased spending by our customers. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material adverse effect on our results of operations.

Our customers' activity levels and spending for our products and services and ability to pay amounts owed us could be impacted by the ability of our customers to access equity or credit markets.

Our customers' access to capital is dependent on their ability to access the funds necessary to develop economically attractive projects based upon their expectations of future energy prices, required investments and resulting returns. Limited access to external sources of funding has and may continue to cause customers to reduce their capital spending plans to levels supported by internally-generated cash flow. In addition, a reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities or the lack of availability of debt or equity financing may impact the ability of our customers to pay amounts owed to us.

Supply of oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Productive capacity for oil and natural gas is dependent on our customers' decisions to develop and produce oil and natural gas reserves and on the regulatory environment in which our customers and we operate. The ability to produce oil and natural gas can be affected by the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling and hydraulic fracturing, improve total recovery but also result in a more rapid production decline and may become subject to more stringent regulation in the future.

Access to prospects is also important to our customers and such access may be limited because host governments do not allow access to the reserves or because another oil and natural gas exploration company owns the rights to develop the prospect.

Government regulations and the costs incurred by oil and natural gas exploration companies to conform to and comply with government regulations, may also limit the quantity of oil and natural gas that may be economically produced.

Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries ("OPEC") nations and other large oil and natural gas producing countries, including, but not limited to, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material adverse effect on our results of operations.

Changes in spare productive capacity or inventory levels can be indicative of future customer spending to explore for and develop oil and natural gas which in turn influences the demand for our products and services.

Spare productive capacity and oil and natural gas storage inventory levels are an indicator of the relative balance between supply and demand. High or increasing storage or inventories generally indicate that supply is exceeding demand and that energy prices are likely to soften. Low or decreasing storage or inventories are an indicator that demand is growing faster than supply and that energy prices are likely to rise. Measures of maximum productive capacity compared to demand ("spare productive capacity") are also an important factor influencing energy prices and spending by oil and natural gas exploration companies. When spare productive capacity is low compared to demand, energy prices tend to be higher and more volatile, reflecting the increased vulnerability of the entire system to disruption.

Seasonal and weather conditions could adversely affect demand for our services and operations.

Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Extreme winter conditions in Canada, Russia or the North Sea may interrupt or curtail our operations, or our customers' operations, in those areas and result in a loss of revenue.

Risk Factors Related to Our Business

Our expectations regarding our business are affected by the following risk factors and the timing of any of these risk factors:

We operate in a highly competitive environment, which may adversely affect our ability to succeed.

We operate in a highly competitive environment for marketing oilfield services and securing equipment and trained personnel. Our ability to continually provide competitive products and services can impact our ability to defend, maintain or increase prices for our products and services, maintain market share and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new technologies, reliable products and services that perform as expected and that create value for our customers, and successfully recruit and train competent personnel. Our ability to defend, maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitors' products and services.

Managing development of competitive technology and new product introductions on a forecasted schedule and at forecasted costs can impact our financial results. Development of competing technology that accelerates the obsolescence of any of our products or services can have a detrimental impact on our financial results.

We may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which we are not currently active.

The high cost or unavailability of infrastructure, materials, equipment, supplies and personnel, particularly in periods of rapid growth, could adversely affect our ability to execute our operations on a timely basis.

Our manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet our manufacturing plans at a reasonable cost while minimizing inventories. Our ability to effectively manage our manufacturing operations and meet these goals can have an impact on our business, including our ability to meet our manufacturing plans and revenue goals, control costs, and avoid shortages of raw materials and component parts. Raw materials and components of particular concern include steel alloys (including chromium and nickel), titanium, barite, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, gels, sand and other proppants, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. Our ability to repair or replace equipment damaged or lost in the well can also impact our ability to service our customers. A lack of manufacturing capacity could result in increased backlog, which may limit our ability to respond to short lead time orders.

People are a key resource to developing, manufacturing and delivering our products and services to our customers around the world. Our ability to manage the recruiting, training, retention and efficient usage of the highly skilled workforce required by our plans and to manage the associated costs could impact our business. A well-trained, motivated workforce has a positive impact on our ability to attract and retain business. Periods of rapid growth present a challenge to us and our industry to recruit, train and retain our employees, while managing the impact of wage inflation and potential lack of available qualified labor in the markets where we operate. Likewise, when there is a downturn in the economy or our markets, we may have to adjust our workforce to control costs and yet not lose our skilled and diverse workforce. Labor-related actions, including strikes, slowdowns and facility occupations can also have a negative impact on our business.

Our business is subject to geopolitical, terrorism, and cybersecurity risks and other threats.

Geopolitical and terrorism risks continue to grow in several key countries where we do business. Geopolitical and terrorism risks could lead to, among other things, a loss of our investment in the country, impairment of the safety of our employees and impairment of our ability to conduct our operations. Threats to our information technology systems associated with cybersecurity risks and cyber incidents or attacks also continue to grow. It is also possible that breaches to our systems could go unnoticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, impairment of our ability to conduct our operations, disruption of our customers' operations, loss or damage to our customer data delivery systems and increased costs to prevent, respond to or mitigate cybersecurity events.

Our failure to comply with the Foreign Corrupt Practices Act ("FCPA") would have a negative impact on our ongoing operations.

We entered into settlements with the U.S. Department of Justice ("DOJ") and the SEC in April 2007 relating to violations of the FCPA by the Company. Our ability to comply with the FCPA is dependent on the success of our ongoing compliance program, including our ability to continue to manage our agents and business partners, and supervise, train and retain competent employees. Our compliance program is also dependent on the efforts of our employees to comply with applicable law and the Baker Hughes Business Code of Conduct. We would be subject to sanctions and civil and criminal prosecution as well as fines and penalties in the event of a finding of an additional violation of the FCPA by us or any of our employees.

Compliance with and changes in laws could be costly and could affect operating results.

We have operations in the U.S. and in more than 80 countries that can be impacted by expected and unexpected changes in the legal and business environments in which we operate. Our ability to manage our compliance costs and compliance programs will impact our ability to meet our earnings goals. Compliance related issues could also limit our ability to do business in certain countries. Changes that could impact the legal environment include new legislation, new regulations, new policies, investigations and legal proceedings and new interpretations of existing legal rules and regulations, in particular, changes in export control laws or exchange control laws, additional restrictions on doing business in countries subject to sanctions, and changes in laws in countries where we operate or intend to operate.

Changes in tax laws or tax rates, adverse positions taken by taxing authorities and tax audits could impact operating results.

Changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize our tax loss carryforwards and tax credits could impact operating results. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective tax rate could be materially impacted.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. We have received tax assessments from various taxing authorities and are currently at varying stages of appeals and/or litigation regarding these matters. These audits may result in assessment of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of any tax matter involves uncertainties and there are no assurances that the outcomes will be favorable.

Changes in and compliance with restrictions or regulations on offshore drilling has and may continue to adversely affect our business and operating results and reduce the need for our services in those areas.

While the moratorium on drilling offshore in the U.S. was lifted on October 12, 2010, there has been a delay in resuming permitting of operations related to drilling offshore in the U.S. and there is no assurance that operations related to drilling offshore in the U.S. will reach the same levels that existed prior to the moratorium. The delay in resuming these activities or the failure of these activities to reach levels that existed prior to the moratorium has and could continue to adversely impact our operating results. New and proposed legislation and regulation in the U.S. and other parts of the world of the offshore oil and natural gas industry may result in substantial increases in costs or delays in drilling or other operations in the Gulf of Mexico and other parts of the world, oil and natural gas projects becoming potentially non-economic, and a corresponding reduced demand for our services. We cannot predict with any certainty the impact of the prior moratorium or the substance or effect of any new or additional regulations. If the U.S. or other countries where we operate, enact stricter restrictions on offshore drilling or further regulate offshore drilling or contracting services operations, including without limitation cementing, higher operating costs could result and adversely affect our business and operating results.

If the Company were to be involved in a future incident similar to the 2010 Deepwater Horizon accident, the Company could suffer significant financial losses that could severely impair the Company. Protections available to the Company through contractual terms and insurance coverage may not be sufficient to protect the Company in the event we were involved in that type of an incident.

Uninsured claims and litigation against us could adversely impact our operating results.

We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available; however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. In addition, the following risks apply with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Whenever possible, we obtain agreements from customers that limit our liability. However, state law, laws or public policy in countries outside the U.S., or the negotiated terms of the agreement with the customer may not recognize those limitations of liability and/or limit the customer's indemnity obligations to the Company. In addition, insurance and customer agreements do not provide complete protection against losses and risks from an event, like a well blow out that can lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Our results of operations could be adversely affected by unexpected claims not covered by insurance.

Compliance with, and rulings and litigation in connection with, environmental regulations and the environmental impacts of our or our customers' operations may adversely affect our business and operating results.

Our business is impacted by unexpected outcomes or material changes in environmental laws, rulings and litigation. Our expectations regarding our compliance with environmental laws and our expenditures to comply with environmental laws, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by factors such as: changes in law that impose new restrictions on air emissions, wastewater management, waste disposal, hydraulic fracturing, or wetland and land use practices; more stringent enforcement of existing environmental regulations; a change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) Superfund sites; the discovery of other sites where additional expenditures may be required to comply with environmental legal obligations; and the accidental discharge of hazardous materials.

International, national, and state governments and agencies are currently evaluating and promulgating legislation and regulations that are focused on restricting emissions commonly referred to as greenhouse gas ("GHG") emissions. In the U.S., the EPA has taken steps to regulate GHGs as pollutants under the Clean Air Act. The EPA's "Mandatory Reporting of Greenhouse Gases" rule established in 2010 provided a comprehensive scheme of regulations that require monitoring and reporting of GHG emissions. Furthermore, the EPA has issued additional GHG reporting rules specifically for the oil and natural gas industry, which now include mobile as well as stationary GHG emission sources. These rules are expected to apply to some of our wellsite equipment and operations in the future. The EPA has also published a final rule, the "Endangerment Finding," indicating that GHGs in the atmosphere endanger public health and welfare, and that emissions of GHGs from mobile sources also contribute. Following issuance of the Endangerment Finding, the EPA also promulgated final motor vehicle GHG emission standards on April 1, 2010. These developments may curtail production and demand for fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect future results of operations.

International developments focused on restricting the emission of carbon dioxide and other gases include the United Nations Framework Convention on Climate Change, also known as the "Kyoto Protocol" (an internationally applied protocol, which has been ratified in Canada) and the European Union's Emission Trading System. The Carbon Reduction Commitment in the U.K. is the first cap and trade scheme to affect Baker Hughes' facilities. Domestic cap and trade programs include the Regional Greenhouse Gas Initiative in the northeastern U.S. and the Western Regional Climate Action Initiative in the western U.S. These developments may curtail production and demand for fossil fuels such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect future results of operations.

Demand for pressure pumping services could be reduced or eliminated by governmental regulation or a change in the law.

Some federal, state and foreign governmental bodies have adopted laws and regulations or are considering legislative and regulatory proposals that, if signed into law, would among other things require the public disclosure of chemicals used in hydraulic fracturing operations and would subject hydraulic fracturing to more stringent regulation. Such federal, state or foreign legislation and/or regulations could impair our operations, increase our operating costs, and/or greatly reduce or eliminate demand for the Company's pressure pumping services. The EPA and other governmental bodies are studying hydraulic fracturing operations. Government responses to these studies and to public concerns relating to the development of unconventional oil and natural gas resources may impede the development of these resources by our customers, delaying or reducing the demand for our services. We are unable to predict whether the proposed changes in law or any other governmental proposals or responses will ultimately occur, and if so, the impact on our business.

Control of oil and natural gas reserves by state-owned oil companies may impact the demand for our services and create additional risks in our operations.

Much of the world's oil and natural gas reserves are controlled by state-owned oil companies. State-owned oil companies may require their contractors to meet local content requirements or other local standards, such as joint ventures, that could be difficult or undesirable for the Company to meet. The failure to meet the local content requirements and other local standards may adversely impact the Company's operations in those countries. In addition, our ability to work with state-owned oil companies is subject to our ability to negotiate and agree upon acceptable contract terms.

In addition, many state-owned oil companies may require integrated contracts or turnkey contracts that could require the Company to provide services outside its core business. Providing services on an integrated or turnkey basis generally requires the Company to assume additional risks.

Currency fluctuations may impact our operating results.

Fluctuations in foreign currencies relative to the U.S. Dollar can impact our revenue and our costs of doing business. Most of our products and services are sold through contracts denominated in U.S. Dollars or local currency indexed to U.S. Dollars; however, some of our revenue, local expenses and manufacturing costs are incurred in local currencies and therefore changes in the exchange rates between the U.S. Dollar and foreign currencies can increase or decrease our revenue and expenses reported in U.S. Dollars and may impact our results of operations.

Changes in economic conditions may impact our ability to borrow and/or cost of borrowing.

The condition of the capital markets and equity markets in general can affect the price of our common stock and our ability to obtain financing, if necessary. If the Company's credit rating is downgraded, this would increase borrowing costs under our credit facility and commercial paper program, as well as the cost of renewing or obtaining, or make it more difficult to renew or obtain or issue new debt financing.

Changes in market conditions may impact any stock repurchases.

To the extent the Company engages in stock repurchases, such activity is subject to market conditions, such as the trading prices for our stock, as well as the terms of any stock purchase plans intended to comply with Rule 10b5-1 or Rule 10b-18 of the Exchange Act. Management, in its discretion, may engage in or discontinue stock repurchases at any time.

The Company's revenue and profit before tax are concentrated in North America.

During the year ended December 31, 2011, over one-half of our revenue and over three-fourths of our profit before tax were attributable to North America. In North America, a decrease in demand for energy or in oil and natural gas exploration and production, or an increase in competition could result in a significant adverse effect on our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own or lease numerous properties throughout the world. We consider our manufacturing plants, equipment assembly, maintenance, and overhaul facilities, grinding plants, drilling fluids and chemical processing centers, and research and technology centers to be our principal properties. The following sets forth the location of our principal owned or leased facilities for our oilfield operations by geographic segment:

North America:
Houston, Pasadena, Tomball, and The Woodlands, Texas; Barnsdall, Broken Arrow, Claremore and Sand Springs, Oklahoma; Bossier City, Broussard, and Lafayette, Louisiana.

Latin America:
Maracaibo, Venezuela; Macae (Rio de Janeiro), Brazil.

Europe/Africa/Russia Caspian:
Aberdeen, Scotland; Liverpool, England; Celle, Germany; Tananger, Norway; Port Harcourt, Nigeria.

Middle East/Asia Pacific:
Dubai, United Arab Emirates; Dhahran, Saudi Arabia; Singapore, Singapore; Chonburi, Thailand.

Principal properties for the Industrial Services and Other segment are mainly shared facilities with the oilfield operations located in Houston, Texas; Barnsdall, Oklahoma; Aberdeen, Scotland; Liverpool, England; and Dubai, United Arab Emirates.

We own or lease numerous other facilities such as service centers, shops and sales and administrative offices throughout the geographic regions in which we operate. We also have a significant investment in service vehicles, tools and manufacturing and other equipment. All of our owned properties are unencumbered. We believe that our facilities are well maintained and suitable for their intended purposes.

ITEM 3. LEGAL PROCEEDINGS

The information with respect to Item 3. Legal Proceedings is contained in Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

ITEM 4. MINE SAFETY DISCLOSURES

Our barite mining operations, in support of our drilling fluids products and services business, are subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value per share, is principally traded on the New York Stock Exchange. Our common stock is also traded on the SWX Swiss Exchange. As of February 16, 2012, there were approximately 257,100 stockholders and approximately 12,500 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our common stock during the two years ended December 31, 2011, and information regarding dividends declared on our common stock during the two years ended December 31, 2011, see Note 15 of the Notes to Consolidated Financial Statements in Item 8 herein.

The following table contains information about our purchases of equity securities during the fourth quarter of 2011.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of a Publicly Announced Program (2)	Average Price Paid Per Share (2)	Total Number of Shares Purchased in the Aggregate	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program (3)
October 1-31, 2011	3,822	$ 53.74	-	$ -	3,822	$ -
November 1-30, 2011	96	48.87	-	-	96	-
December 1-31, 2011	-	-	-	-	-	-
Total	3,918	$ 53.62	-	$ -	3,918	$ 1,197,127,803

(1) Represents shares purchased from employees to pay the option exercise price related to stock-for-stock exchanges in option exercises or to satisfy the tax withholding obligations in connection with the vesting of restricted stock awards and restricted stock units.

(2) There were no share repurchases during the fourth quarter of 2011 as part of a publicly announced program.

(3) Our Board of Directors has authorized a program to repurchase our common stock from time to time. During the fourth quarter of 2011, we did not repurchase any shares of our common stock under the program. We had authorization remaining to repurchase up to a total of $1,197 million of our common stock.

Corporate Performance Graph

The following graph compares the yearly change in our cumulative total stockholder return on our common stock (assuming reinvestment of dividends into common stock at the date of payment) with the cumulative total return on the published Standard & Poor's ("S&P") 500 Stock Index and the cumulative total return on the S&P 500 Oil and Gas Equipment and Services Index over the preceding five-year period.

Comparison of Five-Year Cumulative Total Return *
Baker Hughes Incorporated; S&P 500 Index and S&P 500 Oil and Gas Equipment and Services Index


$200.00
$150.00
$100.00
$50.00
$0.00
2006
2007
2008
2009
2010
2011
Baker Hughes
S&P 500 Index
S&P 500 Oil and Gas Equipment and Services Index

	2006	2007	2008	2009	2010	**2011**
Baker Hughes	$ 100.00	$ 109.35	$ 43.72	$ 56.06	$ 80.20	**$ 69.07**
S&P 500 Index	100.00	105.49	66.46	84.05	96.71	**98.75**
S&P 500 Oil and Gas Equipment and Services Index	100.00	147.90	60.38	96.73	134.72	**119.16**

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 2006 in Baker Hughes common stock, the S&P 500 Index and the S&P 500 Oil and Gas Equipment and Services Index.

The corporate performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Baker Hughes specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data, both contained herein.

	Year Ended December 31,				
(In millions, except per share amounts)	**2011**	2010 (3)	2009	2008	2007
Revenue	**$ 19,831**	$ 14,414	$ 9,664	$ 11,864	$ 10,428
Operating income (1)	**2,600**	1,417	732	2,376	2,278
Non-operating expense, net	**(261)**	(135)	(121)	(57)	(21)
Income before income taxes	**2,339**	1,282	611	2,319	2,257
Income taxes (2)	**(596)**	(463)	(190)	(684)	(743)
Net income	**1,743**	819	421	1,635	1,514
Net income attributable to noncontrolling interest	**(4)**	(7)	-	-	-
Net income attributable to Baker Hughes	**$ 1,739**	$ 812	$ 421	$ 1,635	$ 1,514
Per share of common stock:					
Net income attributable to Baker Hughes:					
Basic	**$ 3.99**	$ 2.06	$ 1.36	$ 5.32	$ 4.76
Diluted	**3.97**	2.06	1.36	5.30	4.73
Dividends	**0.60**	0.60	0.60	0.56	0.52
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	**$ 1,050**	$ 1,706	$ 1,595	$ 1,955	$ 1,054
Working capital (current assets minus current liabilities)	**6,295**	5,568	4,612	4,634	3,837
Total assets	**24,847**	22,986	11,439	11,861	9,857
Long-term debt	**3,845**	3,554	1,785	1,775	1,069
Equity	**15,964**	14,286	7,284	6,807	6,306

Notes To Selected Financial Data

(1) Operating income for 2011 includes a charge of $315 million ($220 million net of tax), the majority of which relates to the impairment associated with the decision to minimize the use of the BJ Services trade name. For further discussion, see Note 8 of the Notes to Consolidated Financial Statements in Item 8 herein.

(2) Income taxes for 2011 include a tax benefit of $214 million associated with the reorganization of certain foreign subsidiaries. For further discussion, see Note 4 of the Notes to Consolidated Financial Statements in Item 8 herein.

(3) We acquired BJ Services on April 28, 2010, and their financial results from the date of acquisition through the end of 2010 are included in our results. For further discussion, see Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of Item 8. Financial Statements and Supplementary Data contained herein.

EXECUTIVE SUMMARY

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. We provide products and services for:

- drilling and evaluation of oil and natural gas wells;
- completion and production of oil and natural gas wells; and
- other industries, including downstream refining and process and pipeline industries as well as reservoir development services.

We operate our business primarily through geographic regions that have been aggregated into five reportable segments: North America, Latin America, Europe/Africa/Russia Caspian, Middle East/Asia Pacific and Industrial Services and Other. The four geographical segments represent our oilfield operations.

Within our oilfield operations, the primary driver of our businesses is our customers' capital and operating expenditures dedicated to oil and natural gas exploration, field development and production. Our business is cyclical and is dependent upon our customers' expectations for future oil and natural gas prices, economic growth, hydrocarbon demand and estimates of current and future oil and natural gas production.

For 2011, we generated revenue of $19.83 billion, an increase of $5.42 billion or 38% compared to 2010. North America oilfield revenue for 2011 was $10.26 billion, an increase of 55% compared to 2010. Oilfield revenue outside of North America was $8.33 billion, an increase of 22% compared to 2010. Industrial Services and Other revenue was $1.25 billion, an increase of 28% compared to 2010. These increases are primarily due to the increase in activity and service intensity primarily in North America, driven by oil-directed drilling mainly in unconventional reservoirs. The increase in revenue was also due to the acquisition of BJ Services, which occurred in April of 2010.

Net income attributable to Baker Hughes was $1.74 billion for 2011 compared to $812 million for 2010. The increase in net income was chiefly due to increased activity in North America and to a lesser extent internationally. The increase in net income was also due to the acquisition of BJ Services.

As of December 31, 2011, Baker Hughes had approximately 57,700 employees compared to approximately 53,100 employees as of December 31, 2010.

BUSINESS ENVIRONMENT

In North America, customer spending increased for both oil and natural gas projects resulting in a 21% increase in the North America rig count in 2011 compared to 2010. Oil-directed drilling increased 60% in 2011 compared to 2010, reflecting an energy equivalent premium relative to natural gas in North America. Natural gas-directed drilling activity declined 6% in 2011 compared to 2010, as decreased activity in unconventional natural gas shale plays with relatively little associated natural gas liquids (dry gas) was partially offset by increased activity in the unconventional liquid-rich natural gas shale plays with relatively high volumes of associated natural gas liquids (wet gas). Despite relatively weak natural gas prices, spending on natural gas-directed projects in 2011 was supported by: (1) associated production of natural gas liquids and crude oil in certain basins; (2) hedges on production made in prior periods when future prices were higher; (3) the need of companies to drill and produce natural gas to hold leases acquired in earlier periods; and (4) the influx of equity from companies interested in developing a position in the unconventional shale resource plays.

Outside of North America customer spending is most heavily influenced by Brent oil prices, which increased 39% in 2011 compared to 2010 as the economic recovery continued. While oil prices were higher year over year, recent concerns about European fiscal issues, slower growth in China, India and the threat of a U.S. recession have restrained oil prices; however, our customers' spending was not adversely affected in 2011. This was reflected in a 7% increase in the rig count outside of North America.

Oil and Natural Gas Prices

Oil and natural gas prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2011	2010	2009
Brent oil prices ($/Bbl) (1)	**$ 111.05**	$ 79.73	$ 62.04
WTI oil prices ($/Bbl) (2)	**95.08**	79.51	61.99
Natural gas prices ($/mmBtu) (3)	**3.99**	4.37	3.94

(1) Bloomberg Dated Brent ("Brent")

(2) Bloomberg West Texas Intermediate ("WTI") Cushing Crude Oil Spot Price

(3) Bloomberg Henry Hub Natural Gas Spot Price

Brent oil prices averaged $111.05/Bbl in 2011. Prices ranged from a low of $92.98/Bbl in January 2011 to a high of $126.74/Bbl in April 2011. Beginning in May 2011 and continuing throughout the remainder of 2011, oil prices weakened driven by expectations of a slowdown of the worldwide economic recovery and energy demand growth, particularly in Europe. The International Energy Agency ("IEA") estimated in its February 2012 Oil Market Report that worldwide demand would increase 0.8 million barrels per day, or 0.9%, to 89.9 million barrels per day in 2012, up from 89.1 million barrels per day in 2011.

WTI oil prices averaged $95.08/Bbl in 2011. Prices ranged from a high of $113.93/Bbl in April 2011 to a low of $75.67/Bbl in October 2011. Similar to the Brent oil prices, WTI oil prices climbed through the first four months of 2011 but then weakened throughout the remainder of 2011.

Natural gas prices averaged $3.99/mmBtu in 2011. Much like oil prices, natural gas prices peaked mid-year with a high of $4.92/mmBtu in June 2011 and then continued to weaken throughout the latter half of 2011, falling to a low of $2.83/mmBtu in late November 2011. According to the U.S. Department of Energy ("DOE"), working natural gas in storage at the end of 2011 was 3,472/Bcf, which was 12% or 375/Bcf above the corresponding week in 2010.

Rig Counts

Baker Hughes has been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors and/or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and U.S. workover rigs. Published international rig counts do not include rigs drilling in certain locations, such as Russia, the Caspian, Iraq and onshore China, because this information is not readily available.

Rigs in the U.S. and Canada are counted as active if, on the day the count is taken, the well being drilled has been started but drilling has not been completed and the well is anticipated to be of sufficient depth to be a potential consumer of our drill bits. In international areas, rigs are counted on a weekly basis and deemed active if drilling activities occurred during the majority of the week. The weekly results are then averaged for the month and published accordingly. The rig count does not include rigs that are in transit from one location to another, rigging up, being used in non-drilling activities, including production testing, completion and workover, and are not expected to be significant consumers of drill bits.

Our rig counts are summarized in the table below as averages for each of the periods indicated.

	2011	2010	2009
U.S. - land and inland waters	**1,846**	1,514	1,046
U.S. - offshore	**32**	31	44
Canada	**418**	348	222
North America	**2,296**	1,893	1,312
Latin America	**424**	383	356
North Sea	**38**	43	43
Continental Europe	**80**	51	41
Africa	**78**	83	62
Middle East	**291**	265	252
Asia Pacific	**256**	269	243
Outside North America	**1,167**	1,094	997
Worldwide	**3,463**	2,987	2,309

2011 Compared to 2010

The rig count in North America increased 21% reflecting a 66% increase in the U.S. oil-directed rig count partially offset by a 6% decrease in the U.S. natural gas-directed rig count, and a 40% increase in the Canadian oil-directed rig count partially offset by a 5% decrease in the Canadian natural gas-directed rig count. The growth in oil-directed drilling was primarily a result of the industry's ability to apply drilling and completion techniques to unconventional oil reservoirs that were originally applied to similar natural gas reservoirs. As these techniques have proved successful, they have enabled a substantial volume of oil reserves to be produced in the U.S., which has led to a significant increase in oil-directed drilling activity. Natural gas-directed drilling was negatively impacted by the continued weakness in U.S. natural gas prices, which discouraged new investment in natural gas fields.

Outside North America the rig count increased 7%. In general, the international rig count increased as operators responded to relatively strong oil prices that were well above the level considered economical to develop new reserves in the primary hydrocarbon basins of the world. The rig count in Latin America increased primarily due to higher rig activity in Colombia, Venezuela and Brazil. The increase in Continental Europe was led by Turkey and Poland. The rig count in Africa decreased chiefly due to the shutdown of activity in Libya, partially offset with stronger activity in Algeria and Gabon. The rig count increased in the Middle East primarily due to higher activity in Kuwait, Egypt and Abu Dhabi, partially offset by decline in activity in Yemen. In Asia Pacific, activity decreased primarily in Malaysia, Indonesia and Vietnam while activity increased in India.

RESULTS OF OPERATIONS

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. We acquired BJ Services on April 28, 2010, and the financial results of its operations since the acquisition date are included in each of the five reportable segments. In addition, the discussions below for revenue and cost of revenue are on a total basis as the business drivers for the individual components of product sales and services are similar. All dollar amounts in tabulations in this section are in millions of dollars, unless otherwise stated.

Revenue and Profit Before Tax

The performance of our operating segments is evaluated based on profit before tax, which is defined as income before the following: income taxes, net interest expense, corporate expenses, and certain gains and losses not allocated to the segments. For 2011, operating segment profit before tax includes a charge of $315 million related to the impairment of trade names.

2011 Compared to 2010

	Year Ended December 31, 2011	2010	Increase (decrease)	% Change
Revenue:				
North America	**$ 10,257**	$ 6,621	$ 3,636	55%
Latin America	**2,183**	1,569	614	39%
Europe/Africa/Russia Caspian	**3,325**	3,006	319	11%
Middle East/Asia Pacific	**2,820**	2,247	573	26%
Industrial Services and Other	**1,246**	971	275	28%
Total	**$ 19,831**	$ 14,414	$ 5,417	38%

	Year Ended December 31, 2011	2010	Increase (decrease)	% Change
Profit Before Tax:				
North America	**$ 1,929**	$ 1,163	$ 766	66%
Latin America	**227**	74	153	207%
Europe/Africa/Russia Caspian	**342**	260	82	32%
Middle East/Asia Pacific	**321**	177	144	81%
Industrial Services and Other	**53**	99	(46)	(46)%
Total	**$ 2,872**	$ 1,773	$ 1,099	62%

Revenue for 2011 increased $5.42 billion or 38% compared to 2010. The primary drivers of the change included increased activity and improved pricing in the U.S. Land and Canada markets and to a lesser extent, increased activity in our international segments. The increase is also due to the acquisition of BJ Services in April of 2010.

Profit before tax for 2011 increased $1.10 billion or 62% compared to 2010. The primary driver of this increase was the growth in revenue from all areas, but in particular in the North America segment where increased service intensity in the unconventional markets has led to increased efficiency, utilization, and pricing improvement. Additionally, profit before tax also benefitted from worldwide cost management initiatives and improved absorption of manufacturing and other overhead costs. The increase is also due to the acquisition of BJ Services in April of 2010. The increase in profit before tax was partially offset by the impairment of certain trade names.

North America

North America revenue increased 55% in 2011 compared to 2010. Revenue and pricing increases were supported by a 22% increase in the U.S. land and inland waters rig count and a 20% increase in the Canada rig count. The unconventional reservoirs continue to be the primary catalyst for the rapid growth seen in North America. The unconventional reservoirs require a substantially higher proportion of services from Baker Hughes across all product lines. Revenue in the Gulf of Mexico increased compared to 2010 as permitting modestly improved, but still lagged meaningfully behind pre-moratorium levels.

North America profit before tax was $1.93 billion in 2011, an increase of $766 million compared to 2010. The higher revenue for this segment, driven by activity and pricing, was the primary reason for this increase in profitability. Other drivers of the increase included improved tool utilization and improved absorption of manufacturing and other overhead. This improvement was offset by a decline in the fourth quarter of 2011 in the profitability of our pressure pumping services where we incurred increased costs related to shortages of raw materials, logistical inefficiencies and higher labor costs. Although there is positive progress in the Gulf of Mexico, the pace of re-permitting has not enabled activity to return to pre-moratorium levels. North America profit before tax was negatively impacted by a $105 million charge associated with the impairment of trade names.

Latin America

Latin America revenue increased 39% in 2011 compared to 2010. The primary drivers of the increase were the acceleration of activity benefitting our drilling fluids and artificial lift product lines in the Andean area as well as robust deep water growth through the use of our drilling services in Brazil, and to a lesser extent, modest pricing improvements.

Latin America profit before tax increased 207% in 2011 compared to 2010. While increased revenue was a contributor to the increased profitability, the primary factors included cost containment initiatives, which improved overhead cost absorption, as well as meaningful operational improvements to lower our internal operating costs, a favorable change in the mix of the products and services sold to higher margin activity, and the completion of certain low margin contracts in early 2011. Latin America profit before tax was negatively impacted by a $64 million charge associated with the impairment of trade names.

Europe/Africa/Russia Caspian

Europe/Africa/Russia Caspian ("EARC") revenue increased 11% in 2011 compared to 2010. The primary drivers of the increase were sales of completion tools and drilling fluids in Norway; increased drilling services activity in Turkey and Israel; modestly improving market conditions across Europe and Russia and higher drilling fluids, wireline services and drilling services activities in Nigeria. These increases were partially offset by the impact of decreased sales in Libya where our operations ceased during the second quarter of 2011 as a result of the civil unrest with minimal operational activity resuming during the fourth quarter of the year.

EARC profit before tax increased 32% in 2011 compared to 2010 primarily as a result of our increased focus on cost management initiatives and operating efficiencies. In addition, profitability improved as a result of increased activity and more favorable sales mix toward products and services with higher margins. EARC profit before tax was negatively impacted by a $70 million charge associated with increasing the allowance for doubtful accounts and reserves for inventory and certain other assets as a result of the civil unrest in Libya and by a $48 million charge associated with the impairment of trade names.

Middle East/Asia Pacific

Middle East/Asia Pacific ("MEAP") revenue increased 26% in 2011 compared to 2010. The increase in this segment was attributable to higher activity in directional drilling and artificial lift systems and share gains in Saudi Arabia, as well as significant revenue gains in Kuwait, Iraq and Southeast Asia on production enhancement activity. Additionally, wireline and completions activity increased in Southeast Asia.

MEAP profit before tax increased 81% in 2011 compared to 2010 primarily as a result of our increased focus on cost management initiatives and operating efficiencies. In addition, profitability improved as a result of increased activity and more favorable sales mix, partially offset by costs for start-up activities in Iraq and elsewhere. MEAP profit before tax was negatively impacted by a $47 million charge associated with the impairment of trade names.

Industrial Services and Other

Industrial Services and Other revenue increased 28% in 2011 compared to 2010. Industrial Services and Other profit before tax decreased 46% in 2011 compared to 2010 primarily driven by a $51 million charge associated with the impairment of trade names and from an overall increase in cost of goods and services sold. This was partially offset by increased revenue and related profitability.

2010 Compared to 2009

	Year Ended December 31,			
	2010	2009	Increase (decrease)	% Change
Revenue:				
North America	$ 6,621	$ 3,165	$ 3,456	109%
Latin America	1,569	1,094	475	43%
Europe/Africa/Russia Caspian	3,006	2,774	232	8%
Middle East/Asia Pacific	2,247	1,937	310	16%
Industrial Services and Other	971	694	277	40%
Total	$ 14,414	$ 9,664	$ 4,750	49%

	Year Ended December 31,			
	2010	2009	Increase (decrease)	% Change
Profit Before Tax:				
North America	$ 1,163	$ 201	$ 962	479%
Latin America	74	78	(4)	(5)%
Europe/Africa/Russia Caspian	260	458	(198)	(43)%
Middle East/Asia Pacific	177	241	(64)	(27)%
Industrial Services and Other	99	70	29	41%
Total	$ 1,773	$ 1,048	$ 725	69%

Revenue for 2010 increased $4.75 billion or 49% compared to 2009. Excluding BJ Services, revenue for 2010 was up 11%. The primary drivers of the change included increased activity and improved pricing in the U.S. Land and Canada markets and to a lesser extent, increased activity in our international segments.

Profit before tax for 2010 increased $725 million or 69% compared to 2009. Excluding BJ Services, profit before tax was up 18% primarily due to strong activity in the North America segment where increased activity led to increased utilization, improved absorption of manufacturing and other overhead costs, and realized pricing improvement, partially offset by price degradation and lower profits in our international segments.

North America

North America revenue increased 109% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 was up 28%. Revenue and pricing increases were supported by a 45% increase in the U.S. land and inland waters rig count and a 57% increase in the Canada rig count. The unconventional reservoirs demanded our more advanced technology to deliver longer horizontals, complex completions, increased hydraulic horsepower and more fracturing stages resulting in improved pricing and higher revenue. This improvement was partially offset by a decline in our U.S. Gulf of Mexico revenue resulting from the drilling moratorium in the Gulf of Mexico.

North America profit before tax was $1.16 billion in 2010, an increase of $962 million compared to 2009. Excluding BJ Services, profit before tax for 2010 was up $438 million. In addition to higher revenue driven by increased activity, the primary drivers of the increase in profitability included improved tool utilization, improved absorption of manufacturing and other overhead, and higher pricing. This improvement was partially offset by a decline in our profitability in the U.S. Gulf of Mexico due to the drilling moratorium in the Gulf of Mexico.

Latin America

Latin America revenue increased 43% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 was up 14%. The primary drivers of the increase included increased activity and commensurate revenue growth in the Andean, Brazil and Southern Cone geomarkets driven by strong demand for artificial lift, directional drilling and drilling fluids products and services, partially offset by reduced activity in the Venezuela/Mexico geomarket.

Latin America profit before tax decreased 5% in 2010 compared to 2009. Excluding BJ Services, profit before tax increased 17%. Improved profit before tax from the Andean and Southern Cone geomarkets was partially offset by decreased profit before tax from the Brazil and Venezuela/Mexico geomarkets.

Europe/Africa/Russia Caspian

EARC revenue increased 8% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 decreased 1%. Reduced revenue from the North Africa and Continental Europe geomarkets was partially offset by higher revenue in the Russia, U.K., Nigeria and Norway geomarkets, where strong demand for directional drilling and artificial lift products and services was experienced.

EARC profit before tax decreased 43% in 2010 compared to 2009. Excluding BJ Services, profit before tax decreased 41%. Improved profit before tax in the Russia and Nigeria geomarkets was more than offset by reduced profit before tax throughout the rest of the region primarily due to lower activity in the North Africa geomarket, higher overhead costs and lower realized pricing.

Middle East/Asia Pacific

MEAP revenue increased 16% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 was flat. Revenue increases occurred in the Saudi Arabia, Egypt, Australasia and Southeast Asia geomarkets, driven by higher activity benefiting our chemicals, artificial lift and completion systems products and services. These increases were offset by decreased revenue primarily in the Middle East Gulf and India geomarkets.

MEAP profit before tax decreased 27% in 2010 compared to 2009. Excluding BJ Services, profit before tax decreased 34% as improved profit before tax in the Egypt and North Asia geomarkets was more than offset by lower realized pricing and higher overhead costs throughout the rest of the region.

Industrial Services and Other

Industrial Services and Other revenue increased 40% in 2010 compared to 2009. Excluding BJ Services, revenue for 2010 increased 10%. Industrial Services and Other profit before tax increased 41% in 2010 compared to 2009. Excluding BJ Services, profit before tax increased 14%.

Costs and Expenses

The table below details certain consolidated statement of operations data and their percentage of revenue.

	2011		2010		2009	
	$	%	$	%	$	%
Revenue	**$ 19,831**	**100%**	$ 14,414	100%	$ 9,664	100%
Cost of revenue	**15,264**	**77%**	11,184	78%	7,397	77%
Research and engineering	**462**	**2%**	429	3%	397	4%
Marketing, general and administrative	**1,190**	**6%**	1,250	9%	1,120	12%

Cost of Revenue

Cost of revenue as a percentage of revenue, which remained stable in 2011, was 77% and 78% for 2011 and 2010, respectively. The slight decrease was due primarily to improved pricing in North America coupled with improved operational efficiency and cost management initiatives implemented globally, which was offset by higher raw material, logistics and labor costs. In addition, cost of revenue was impacted by a $70 million charge in Libya where our operations ceased during the second quarter of 2011 with minimal operational activity resuming during the fourth quarter of the year.

Cost of revenue as a percentage of revenue was 78% and 77% for 2010 and 2009, respectively. The slight increase was primarily due to pricing pressures and higher operating costs for our geomarket organization, which we are mitigating through productivity improvements and cost cutting measures. As a result of the BJ Services acquisition, we incurred additional depreciation and amortization expense of $93 million in 2010 related to the step-up adjustments for property, plant and equipment and intangible assets.

Research and Engineering

Research and engineering expenses increased 8% in both 2011 and 2010 when compared to the corresponding previous year as we continue to be committed to developing and commercializing new technologies as well as investing in our core product offerings. We have global technology centers strategically placed around the world where we often collaborate with customers and local universities to jointly develop technology for specific regional needs as well as next-generation technology.

Marketing, General and Administrative

Marketing, general and administrative ("MG&A") expenses decreased 5% in 2011 compared to 2010. The decrease in expenses resulted from cost reduction and management measures implemented in the latter half of 2010 and synergies we are realizing as we continue to integrate BJ Services into our operations.

MG&A expenses increased 12% in 2010 compared to 2009. The increase resulted primarily from costs associated with finance redesign efforts, software implementation activities and the acquisition of BJ Services.

Impairment of Trade Names

In 2011, we recognized a charge of $315 million related to the impairment of certain trade names, the majority of which related to the BJ Services trade name. The impairment of the BJ Services trade name was due to the decision to minimize the use of the BJ Services trade name as part of our overall branding strategy for Baker Hughes.

Interest Expense, net

Interest expense, net of interest income, increased $80 million in 2011 compared to 2010. The increase was primarily due to the assumption of $500 million of debt associated with the acquisition of BJ Services in April 2010, issuance of $1.5 billion of debt in August 2010 and the issuance of $750 million of debt in August 2011. The increase in interest expense was partially offset by the repayment of $250 million of debt and the early extinguishment of $500 million debt in the second and third quarters of 2011, respectively.

Net interest expense increased $16 million in 2010 compared to 2009. The increase was primarily due to the issuance of $1.5 billion of debt in August 2010 and the assumption of $500 million of debt associated with the acquisition of BJ Services, partially offset by gains on our interest rate swaps of $16 million.

Loss on Early Extinguishment of Debt

In 2011, we redeemed in full $500 million of debt maturing November 2013 and paid a redemption premium of $63 million. The redemption resulted in a pre-tax loss of $40 million on the early extinguishment of debt which included the redemption premium and the write off of the remaining original debt issuance costs and debt discount, partially offset by the $25 million gain from the termination of two related interest rate swap agreements.

Income Taxes

Total income tax expense was $596 million for 2011. This amount includes a $214 million tax benefit associated with the reorganization of certain foreign subsidiaries. As a result of the reorganization, previously accrued U.S. deferred income taxes related to those subsidiaries were reduced by certain foreign tax credits that existed prior to the acquisition of BJ Services and are now available to offset future U.S. taxes. Excluding the impact of the reorganization, our effective tax rate on operating profits in 2011, 2010, and 2009 were 34.6%, 36.1% and 31.1%, respectively. The 2011 effective tax rate is lower than the U.S. statutory income tax rate of 35% due to lower rates of tax on certain international operations partially offset by state income taxes. The 2010 effective tax rate was higher than the U.S. statutory income tax rate of 35% due to higher rates of tax on certain international operations and state income taxes partially offset by tax benefits arising from the repatriation of foreign earnings. The 2009 effective tax rate was lower than the U.S. statutory rate of 35% due to lower rates of tax on certain international operations offset by state income taxes.

OUTLOOK

This section should be read in conjunction with the factors described in "Part I, Item 1A. Risk Factors" and in the "Forward-Looking Statements" section in this Part II, Item 7, both contained herein. These factors could impact, either positively or negatively, our expectation for: oil and natural gas demand; oil and natural gas prices; exploration and development spending and drilling activity; and production spending.

Our industry is cyclical, and past cycles have been driven primarily by alternating periods of ample supply or shortage of oil and natural gas relative to demand. As an oilfield services company, our revenue is dependent on spending by our customers for oil and natural gas exploration, field development and production. This spending is dependent on a number of factors, including our customers' forecasts of future energy demand, their expectations for future energy prices, their access to resources to develop and produce oil and natural gas, their ability to fund their capital programs, and the impact of new government regulations.

Our outlook for exploration and development spending is based upon our expectations for customer spending in the markets in which we operate, and is driven primarily by our perception of industry expectations for oil and natural gas prices and their likely impact on customer capital and operating budgets as well as other factors that could impact the economic return oil and natural gas companies expect for developing oil and natural gas reserves. Our forecasts are based on evaluating a number of external sources as well as our internal estimates. External sources include publications by the IEA, OPEC, Energy Information Administration ("EIA"), and the Organization for Economic Cooperation and Development ("OECD"). We acknowledge that there is a substantial amount of uncertainty regarding these forecasts, thus, while we have internal estimates regarding economic expansion, hydrocarbon demand and overall oilfield activity, we position ourselves to be flexible and responsive to a wide range of potential outcomes.

The primary drivers impacting the 2012 business environment include the following:

- Worldwide Economic Growth - In general there is a strong linkage between overall economic activity, growth and the demand for hydrocarbons. Although we continue to see modest economic growth across the OECD countries and relatively strong growth among many developing economies, there is substantial concern regarding the economic outlook going into 2012. These concerns are primarily fueled by a concern over sovereign debt issues in Europe and a slowdown in the Chinese economy. The European sovereign debt crisis poses substantial risk to the worldwide economy as any substantial reduction in economic activity in Europe is likely to impact other major economies such as China, India and the U.S. Although steps are being taken to resolve this issue, there is still concern in the financial and equity markets that European economic activity will substantially slow in 2012. China's rapid economic growth and industrialization has been a major factor in driving up world-wide economic growth since the recession of 2008/2009. It is expected that China will continue to grow at a meaningful pace, however, there is concern that the Chinese central bank's efforts to limit inflation may temper growth prospects. In the U.S., there has been a slow recovery from the recession of 2008/2009 as the economy continues to deal with the effects of the financial crisis. Going forward, the expectation is that the U.S. will see modest economic growth in 2012; however, weakness or deterioration of the global economy, particularly in China, India and Europe, could curtail U.S. economic growth from current estimates.
- Demand for Hydrocarbons - In its February 2012 Oil Market Report, the IEA said that it expects global demand for oil to increase 0.8 million barrels per day in 2012 relative to 2011. While forecasts by IEA, EIA and OPEC have been revised modestly lower in the past few months, primarily as a reaction to higher oil prices and uncertainty regarding the strength of the economic recovery, the expected increase in demand for hydrocarbons is expected to support increased spending to develop oil. Natural gas is an increasingly important hydrocarbon to meet the world's energy needs and recent innovations in the U.S. have substantially improved the production of natural gas in the U.S. As a result, natural gas demand is at an all-time high in the U.S. and is expected to continue to increase into 2012. Further, Europe and Asia are increasing their demand for natural gas as production from major gas fields in the Middle East, Africa and Asia Pacific are imported into the consuming regions.
- Oil Production - Global spare oil production capacity is relatively limited and is proving to be inadequate to decouple oil prices from geopolitical supply disruptions throughout North Africa and the Middle East. Several key OPEC countries have announced plans to increase their exploration and development efforts to develop resources to meet the expected increase in global demand. Sustained higher oil prices have led producers, particularly in the U.S., to increase capital spending and apply new technology to increase oil production. Although this is a positive trend for the U.S. that is expected to continue for many years to come, it will provide only a modest offset to any potential supply disruption across the rest of the world.

- Natural Gas Production - Worldwide natural gas production continues to grow as a result of the emergence of the unconventional shale plays in North America as well as an abundance of large conventional fields in the Middle East, Asia and Latin America. Low natural gas prices in the U.S. have driven a reduction in the natural gas-directed rig activity in the U.S. It is anticipated that this will begin to impact natural gas production, but to date, natural gas production continues to increase per the latest reports by the DOE. Worldwide natural gas production will tend to be more stable as high natural gas prices in places such as Europe and Asia encourage natural gas production at current levels.
- Oil and Natural Gas Prices - With WTI oil prices trading between $75.67/Bbl and $113.93/Bbl most unconventional plays in the U.S. as well as most conventional developments internationally will provide adequate returns to encourage incremental investment. Internationally, most oil developments are based on Brent oil prices which have also been at a high enough level to justify further investment in field development. Based on the tightness of the oil supply and the anticipated modest economic growth, we would expect commodity prices to remain relatively strong throughout 2012 barring a major macro-economic event. In North America, natural gas prices are particularly low when compared to oil on a BTU equivalent basis. This low price is driven by a combination of far more efficient production from the unconventional plays in the U.S. as well as a particularly warm winter. Although industrial demand and power generation are gradually increasing and demanding more natural gas, it is not enough to offset the increase in production from the unconventional plays. As a result, the expectation is that natural gas prices will remain particularly low throughout 2012.

Activity and Spending Outlook for North America - Overall customer spending in North America is expected to increase in fiscal 2012 compared to fiscal 2011. Unconventional plays with crude oil and natural gas liquids content are attracting incremental investment while investment in dry gas plays are expected to continue to decline due to historically low natural gas pricing levels. Service intensity has increased in North America as customers are demanding advanced directional drilling, more complex completion systems and pressure pumping to develop the unconventional plays. The demand for these key technologies has grown faster than the industry's ability to produce them resulting in support for higher prices. In the Gulf of Mexico, activity on the continental shelf has remained steady, while during the second half of 2011 we saw a modest increase in deep water permits and subsequently deep water drilling. The level of activity in the deep water Gulf of Mexico remains below pre-moratorium levels; however, we have confidence that as the permitting process is better understood deepwater activity will ultimately return to pre-moratorium levels. We are investing in our people and processes to ensure that we will be fully compliant with the new and more stringent regulatory requirements in the Gulf of Mexico.

Activity and Spending Outlook Outside North America - International activity is driven primarily by the price of oil which is high enough to provide attractive economic returns in almost every region. Customers are expected to increase spending to develop new resources and offset declines from existing developed resources. Areas that are expected to see increased spending in 2012 include: the Middle East, in particular Iraq and Saudi Arabia, Brazil with the investment in the pre-salt resources; and Colombia which has seen a rapid expansion associated with improved fiscal terms for our customers.

Capital Expenditures - Our capital expenditures, excluding acquisitions, are expected to be between $3.1 billion and $3.4 billion for 2012. A portion of our planned capital expenditures can be adjusted to reflect changes in our expectations for future customer spending.

COMPLIANCE

We do business in more than 80 countries, including approximately 25 of the 40 countries having the lowest scores in the Transparency International's Corruption Perception Index survey for 2011, which indicates high levels of corruption. We devote significant resources to the development, maintenance, communication and enforcement of our Business Code of Conduct, our anti-bribery compliance policies, our internal control processes and procedures and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of laws and regulations, including the FCPA and our policies, processes and procedures. We conduct timely internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation.

We anticipate that the devotion of significant resources to compliance-related issues, including the necessity for investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we are requested to conduct operations. Compliance-related issues have limited our ability to do business and/or have raised the cost of operating in these countries. In order to provide products and services in some of these countries, we may in the future utilize ventures with third parties, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with applicable laws and regulations and our Business Code of Conduct.

Our Best-in-Class Global Ethics and Compliance Program ("Compliance Program") is based on (i) our Core Values of Integrity, Performance, Teamwork and Learning; (ii) the standards contained in our Business Code of Conduct; and (iii) the laws of the countries where we operate. Our Compliance Program is referenced within the Company as "C^2" or "Completely Compliant." The Completely Compliant theme is intended to establish the proper Tone-at-the-Top throughout the Company. Employees are consistently reminded that they play a crucial role in ensuring that the Company always conducts its business ethically, legally and safely.

Highlights of our Compliance Program include the following:

- We have comprehensive internal policies over such areas as facilitating payments; travel, entertainment, gifts and charitable donations connected to non-U.S. government officials; payments to non-U.S. commercial sales representatives; and the use of non-U.S. police or military organizations for security purposes. In addition, we have country-specific guidance for customs standards, export and re-export controls, economic sanctions and antiboycott laws.
- We have a comprehensive employee compliance training program covering substantially all employees.
- We have a due diligence procedure for commercial sales, processing and professional agents, an enhanced process for classifying distributors and are creating a formal policy to guide business personnel in determining when subcontractors should be subjected to compliance due diligence.
- We have a special compliance committee, which is made up of senior officers, that meets no less than once a year to review the oversight reports for all active commercial sales representatives.
- We have continued our reduction of the use of commercial sales representatives and processing agents, including the reduction of customs agents.
- We use technology to monitor and report on compliance matters, including a web-based antiboycott reporting tool and a global trade management software tool.
- We have a program designed to encourage reporting of any ethics or compliance matter without fear of retaliation including a worldwide Business Helpline operated by a third party and currently available toll-free in 150 languages to ensure that our helpline is easily accessible to employees in their own language.
- We have continued to expand the use and scope of our centralized finance organization including further implementation of our enterprise-wide accounting system and company-wide policies. In addition, the corporate audit function has incorporated additional anti-corruption procedures into some of their audits, which are applied on a country-wide basis. We are also continuing to refine and enhance our procedures for FCPA risk assessments and legal audit procedures.
- We continue to work to ensure that we have adequate legal compliance coverage around the world, including the coordination of compliance advice and training across all regions and countries where we do business.
- We are continuing to centralize our human resources function, including creating consistent standards for pre-hire screening of employees, the screening of existing employees prior to promoting them to positions where they may be exposed to corruption-related risks, and creating a uniform policy for new hire training.

LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain adequate financial resources and access to sufficient liquidity. At December 31, 2011, we had cash and cash equivalents of $1.05 billion, of which approximately $1.03 billion was held by foreign subsidiaries. A substantial portion of the cash held by foreign subsidiaries at December 31, 2011 was reinvested in our international operations as our intent is to use this cash to, among other things, fund the operations of our foreign subsidiaries. If we decide at a later date to repatriate those funds to the U.S., we may be required to provide taxes on certain of those funds based on applicable U.S. tax rates net of foreign taxes. In addition, we had $2.5 billion available for borrowing under a committed revolving credit facility with commercial banks. We believe that cash on hand, cash flows from operations and the available credit facility, including the issuance of commercial paper, will provide sufficient liquidity to manage our global cash needs.

Our capital planning process is focused on utilizing cash flows generated from operations in ways that enhance the value of our Company. In 2011, we used cash to pay for a variety of activities including working capital needs, capital expenditures, repayment of debt and payment of dividends.

Cash Flows

Cash flows provided (used) by continuing operations by type of activity were as follows for the years ended December 31:

(In millions)	**2011**	2010	2009
Operating activities	**$ 1,507**	$ 856	$ 1,239
Investing activities	**(1,891)**	(2,376)	(966)
Financing activities	**(30)**	1,366	(675)

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are noncash changes. As a result, changes reflected in certain accounts on the consolidated statements of cash flows may not equal the changes in corresponding accounts on the consolidated balance sheet.

Operating Activities

Cash flows from operating activities provided $1.5 billion for the year ended December 31, 2011 and provided $856 million for the year ended December 31, 2010. This increase in cash flows of $651 million is primarily due to an increase in net income offset by the change in net operating assets and liabilities, which used more cash in 2011 compared to 2010.

The underlying drivers in 2011 compared to 2010 of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used cash of $1.02 billion and $702 million in 2011 and 2010, respectively. The change in accounts receivable was primarily due to an increase in activity and the corresponding revenue growth as well as an increase in the days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenue) of approximately 2 days.
- An increase in inventory used cash of $641 million and $243 million in 2011 and 2010, respectively, driven by activity increases.
- An increase in accounts payable provided cash of $314 million and $292 million in 2011 and 2010, respectively, resulting from an increase in operating assets to support increased activity.
- Accrued employee compensation and other accrued liabilities provided $58 million in cash in 2011 and used $182 million in 2010. The increase in cash provided in 2011 was due primarily to increased employee bonus accruals for 2011, partially offset by employee bonuses paid in 2011 but earned and accrued for in 2010.

Cash flows from operating activities provided $856 million for the year ended December 31, 2010 and provided $1.24 billion for the year ended December 31, 2009. This decrease in cash flows of $383 million is primarily due to the change in net operating assets and liabilities which used more cash in 2010 compared to 2009.

The underlying drivers in 2010 compared to 2009 of the changes in operating assets and liabilities are as follows:

- Accounts receivable used $702 million in cash in 2010 and provided $399 million in 2009. The change in accounts receivable was primarily due to an increase in activity partially offset by a decrease in the days sales outstanding by approximately 6 days.
- Inventory used $243 million in cash in 2010 and provided $240 million in 2009 driven by activity increases.
- Accounts payable provided $292 million in cash in 2010 and used $89 million in 2009. The increase was primarily due to an increase in operating assets to support increased activity.
- A decrease in accrued employee compensation and other accrued liabilities used cash of $182 million and $130 million in 2010 and 2009, respectively. The increase in the use of cash in 2010 was due primarily to the payments of pre-existing change of control and other contractual obligations to certain BJ Services employees partially offset by a decrease in payments related to employee bonuses earned in 2009 but paid in 2010.
- Income taxes payable provided $23 million in 2010 in cash and used $169 million in 2009. The use of cash in 2009 was primarily due to federal income tax payments made in 2009 of $155 million for two quarterly installment payments related to 2008. The U.S. Internal Revenue Service allowed companies impacted by Hurricane Ike to defer the third and fourth quarter installment payments for 2008 until January 2009.

Investing Activities

Our principal recurring investing activity was the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations. Expenditures for capital assets totaled $2.46 billion, $1.49 billion and $1.09 billion for 2011, 2010 and 2009, respectively. While the majority of these expenditures were for machinery and equipment, we have continued our spending on new facilities, expansions of existing facilities and other infrastructure projects.

Proceeds from the disposal of assets were $311 million, $208 million and $163 million for 2011, 2010 and 2009, respectively. These disposals related to equipment that was lost-in-hole, and property, machinery, and equipment no longer used in operations that were sold throughout the year.

During 2010, we purchased $250 million of short-term investments consisting of U.S. Treasury Bills. The U.S. Treasury Bills matured in May 2011 and we received proceeds of $250 million.

We routinely evaluate potential acquisitions of businesses of third parties that may enhance our current operations or expand our operations into new markets or product lines. We may also from time to time sell business operations that are not considered part of our core business. During 2010, we paid cash of $680 million, net of cash acquired of $113 million, related to the BJ Services acquisition, and we paid $208 million, net of cash acquired of $4 million, for other acquisitions. In 2009, we paid $58 million, net of cash acquired of $4 million, for acquisitions including additional purchase price consideration for past acquisitions.

Financing Activities

We had net borrowings of commercial paper and other short-term debt of $125 million and $52 million in 2011 and 2010, respectively, and net repayments of commercial paper and short-term debt of $16 million in 2009. In 2011, we completed a private placement of $750 million 3.2% senior notes that have registration rights and will mature in August 2021, resulting in net proceeds of approximately $742 million after deducting the underwriting discounts and expenses of the offering. The 3.2% notes may only be transferred or resold in a transaction registered under or exempt from registration requirements of federal and state securities laws. We intend to file a registration statement with the SEC with respect to an offer to exchange the notes for registered notes with substantially identical terms pursuant to a registration rights agreement. We used $563 million of the net proceeds to redeem our 6.5% notes. The remaining net proceeds from the offering were used for general corporate purposes. Also in 2011, we repaid $250 million of our 5.75% notes that matured. Total debt outstanding at December 31, 2011 was $4.07 billion, an increase of $184 million compared to December 31, 2010. The total debt to total capitalization (defined as total debt plus equity) ratio was 0.20 at December 31, 2011 and 0.21 at December 31, 2010.

In 2010, we sold $1.5 billion of 5.125% senior notes that will mature in September 2040. Net proceeds from the offering were approximately $1.48 billion after deducting the underwriting discounts and expenses of the offering. We used $511 million of the net proceeds to repay our outstanding commercial paper. We used $250 million of the net proceeds to purchase U.S. Treasury Bills, which were used to repay the BJ Services 5.75% notes that matured in June 2011. The remaining net proceeds from the offering were used for general corporate purposes. In 2009, we repaid $525 million of maturing long-term debt.

We received proceeds of $183 million, $74 million and $51 million in 2011, 2010 and 2009, respectively, from the issuance of common stock through the exercise of stock options and the employee stock purchase plan.

Our Board of Directors has authorized a program to repurchase our common stock from time to time. During 2011, 2010 and 2009 we did not repurchase any shares of common stock. We had authorization remaining to repurchase approximately $1.2 billion in common stock at the end of 2011.

We paid dividends of $261 million, $241 million and $185 million in 2011, 2010 and 2009, respectively. The increase in 2010 and 2011 is primarily due to the 118 million shares issued in the acquisition of BJ Services.

Available Credit Facility

At December 31, 2011, we had a $2.5 billion committed revolving credit facility with commercial banks that matures in September 2016. This facility contains certain covenants which, among other things, restrict certain merger transactions or the sale of all or substantially all of our assets or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facility may be accelerated. Such events of default include payment defaults to lenders under the facility, covenant defaults and other customary defaults. At December 31, 2011, we were in compliance with all of the facility's covenants. There were no direct borrowings under the committed credit facility at the end of 2011. We also have an outstanding commercial paper program under which we may issue from time to time up to $2.5 billion in commercial paper with maturity of no more than 270 days. The maximum combined borrowing at any point in time under both the commercial paper program and the credit facility is $2.5 billion. At December 31, 2011, we had $130 million of commercial paper outstanding.

If market conditions were to change and our revenue was reduced significantly or operating costs were to increase, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit rating. There are no ratings triggers that would accelerate the maturity of any borrowings under our committed credit facility. However, a downgrade in our credit ratings could increase the cost of borrowings under the facility and could also limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facility.

We believe our current credit ratings would allow us to obtain interim financing over and above our existing credit facility for any currently unforeseen significant needs or growth opportunities. We also believe that such interim financings could be funded with subsequent issuances of long-term debt or equity, if necessary.

Cash Requirements

In 2012, we believe cash on hand, cash flows from operating activities and the available credit facility will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. We may issue commercial paper or other short-term debt to fund cash needs in the U.S. in excess of the cash generated in the U.S.

In 2012, we expect our capital expenditures to be between approximately $3.1 billion to $3.4 billion, excluding any amount related to acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support our business and operations. A significant portion of our capital expenditures can be adjusted based on future activity of our customers. We will manage our capital expenditures to match market demand. In 2012, we also expect to make interest payments of between $225 million and $240 million, based on debt levels as of December 31, 2011. We anticipate making income tax payments of between $1.3 billion and $1.4 billion in 2012.

We may repurchase our common stock depending on market conditions, applicable legal requirements, our liquidity and other considerations. We anticipate paying dividends of between $257 million and $267 million in 2012; however, the Board of Directors can change the dividend policy at any time.

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. In 2012, we expect to contribute between $80 million and $95 million to our defined benefit pension plans. In 2012, we also expect to make benefit payments related to postretirement welfare plans of between $16 million and $18 million, and we estimate we will contribute between $263 million and $286 million to our defined contribution plans. See Note 12 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of our employee benefit plans.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2011. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

(In millions)	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	More Than 5 Years
		Payments Due by Period			
Total debt and capital lease obligations [1]	$ 4,098	$ 224	$ 18	$ 28	$ 3,828
Estimated interest payments [2]	3,664	227	449	440	2,548
Operating leases [3]	578	148	203	103	124
Purchase obligations [4]	2,056	683	836	512	25
Income tax liabilities for uncertain tax positions [5]	379	176	118	51	34
Other long-term liabilities	129	19	35	11	64
Total	$ 10,904	$ 1,477	$ 1,659	$ 1,145	$ 6,623

(1) Amounts represent the expected cash payments for the principal amounts related to our debt and capital lease obligations. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Expected cash payments for interest are excluded from these amounts.

(2) Amounts represent the expected cash payments for interest on our long-term debt and capital lease obligations.

(3) We enter into operating leases, some of which include renewal options. We have excluded renewal options from the table above.

(4) Purchase obligations include capital improvements as well as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(5) The estimated income tax liabilities for uncertain tax positions will be settled as a result of expiring statutes, audit activity, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. The timing of any particular settlement will depend on the length of the tax audit and related appeals process, if any, or an expiration of a statute. If a liability is settled due to a statute expiring or a favorable audit result, the settlement of the tax liability would not result in a cash payment.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $1.3 billion at December 31, 2011. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures and disclosures about any contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects are subject to uncertainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We have reviewed our critical accounting estimates with the Audit/Ethics Committee of our Board of Directors and the Audit/Ethics Committee has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in the methodology used to establish the critical accounting estimates, and we believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. There are other items within our consolidated financial statements that require estimation and judgment but they are not deemed critical as defined above.

Allowance for Doubtful Accounts

The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current credit worthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2011 and 2010, the allowance for doubtful accounts totaled $229 million, or 4%, and $162 million, or 4%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income before income taxes of approximately $11 million in 2011.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential future outcomes. At December 31, 2011 and 2010, inventory reserves totaled $304 million, or 9%, and $322 million, or 11%, of gross inventory, respectively. We believe that our reserves are adequate to properly value potential excess, slow moving and obsolete inventory under current conditions. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income before income taxes of approximately $15 million in 2011.

Goodwill and Other Long-Lived Assets

The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. In determining estimated fair values, we use various sources and types of information, including, but not limited to, quoted market prices, replacement cost estimates, accepted valuation techniques such as discounted cash flows, and existing carrying value of acquired assets. As necessary, we utilize third-party appraisal firms to assist us in determining fair value of inventory, identifiable intangible assets, and any other significant assets or liabilities. During the measurement period, we adjust the preliminary purchase price allocation if we obtain more information regarding asset valuations and liabilities assumed. The judgments, assumptions and estimates used or made in determining the estimated fair value assigned to assets acquired and liabilities assumed, as well as future asset lives, can materially impact our results of operations. We perform an annual impairment test of goodwill as of October 1 of each year. In performing the test, we individually test each of our reporting units, which are generally based on our regional structure. These tests involve the use of different valuation techniques, including a market approach, comparable transactions and discounted cash flow methodology, all of which include, but are not limited to, assumptions regarding matters such as discount rates, anticipated growth rates and expected profitability rates and similar items. The results of the 2011 test indicated that there were no impairments of goodwill; however, for one reporting unit, the excess of estimated fair value over the carrying value was less than 10% of the related carrying value. Goodwill associated with this reporting unit totaled approximately $419 million at December 31, 2011. Unanticipated changes, including even small revisions, to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time-frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

Long-lived assets, which include property and equipment, intangible assets other than goodwill, and certain other assets, comprise a significant amount of our total assets. We review the carrying values of these assets for impairment periodically, and at least annually for certain intangible assets, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenue and costs related to the assets subject to review. These forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments.

Income Taxes

The liability method is used for determining our income tax provisions, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 80 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenue rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings. The resulting change to our tax liability, if any, is dependent on numerous factors that are difficult to estimate. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the sheer number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued.

In addition to the aforementioned assessments that have been received from various tax authorities, we also provide for taxes for uncertain tax positions where formal assessments have not been received. The determination of these liabilities requires the use of estimates and assumptions regarding future events. Once established, we adjust these amounts only when more information is available or when a future event occurs necessitating a change to the reserves such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome. We believe that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on our consolidated statement of operations for a particular period and on our effective tax rate for any period in which such resolution occurs.

Pensions and Postretirement Benefit Obligations

Pensions and postretirement benefit obligations and the related expenses are calculated using actuarial models and methods. This involves the use of two critical assumptions, the discount rate and the expected rate of return on assets, both of which are important elements in determining pension expense and in measuring plan assets and liabilities. We evaluate these critical assumptions at least annually. Although considered less critical, other assumptions used in determining benefit obligations and related expenses, such as demographic factors like retirement age, mortality and turnover, are also evaluated periodically and are updated to reflect our actual and expected experience.

The discount rate enables us to determine expected future cash flows at a present value on the measurement date. The development of the discount rate for our largest plans was based on a bond matching model whereby the cash flows underlying the projected benefit obligation are matched against a yield curve constructed from a bond portfolio of high-quality, fixed-income securities. Use of a lower discount rate would increase the present value of benefit obligations and increase pension expense. We used a discount rate of 5.2% in 2011, 5.9% in 2010 and 6.4% in 2009 to determine pension expense. A 50 basis point reduction in the discount rate would have decreased income before income taxes by approximately $2 million in 2011.

To determine the expected rate of return on plan assets, we consider the current and target asset allocations, as well as historical and expected future returns on various categories of plan assets. A lower rate of return increases plan expenses. We assumed rates of return on our plan investments were 7.2% in 2011, 7.1% in 2010 and 8.0% in 2009. A 50 basis point reduction in the expected rate of return on assets of our principal plans would have decreased income before income taxes by approximately $5 million in 2011.

NEW ACCOUNTING STANDARDS UPDATES

In May 2011, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. The Accounting Standards Update ("ASU") conforms certain sections of ASC 820 to International Financial Reporting Standards in order to provide a single converged guidance on the measurement of fair value. This update also expands the existing disclosure requirements for fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. We will adopt this ASU prospectively in the first quarter of 2012. We currently do not expect this ASU to have a material impact, if any, on our consolidated financial statements.

In June 2011, the FASB issued an update to ASC 220, *Comprehensive Income*. This ASU requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. These ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We will adopt the new presentation requirements of these ASUs retrospectively in the first quarter of 2012.

In September 2011, the FASB issued an update to ASC 350, *Intangibles - Goodwill and Other*. This ASU amends the guidance in ASC 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We will adopt this ASU for our 2012 goodwill impairment testing. We do not expect this ASU to have a material impact, if any, on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

There were no significant related party transactions during the three years ended December 31, 2011.

FORWARD-LOOKING STATEMENTS

This Form 10-K, including MD&A and certain statements in the Notes to Consolidated Financial Statements, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (each a "forward-looking statement"). The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The statements do not include the potential impact of future transactions, such as an acquisition, disposition, merger, joint venture or other transaction that could occur. We undertake no obligation to publicly update or revise any forward-looking statement. Our expectations regarding our business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, impact of any common stock repurchases, oil and natural gas market conditions, the business plans of our customers, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only our forecasts regarding these matters.

All of our forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors and the timing of any of those risk factors identified in Item 1A. Risk Factors and those set forth from time to time in our filings with the SEC. These documents are available through our website or through the SEC's Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at ***http://www.sec.gov.***

Risk Factors

For discussion of our risk factors and cautions regarding forward-looking statements, see Item 1A. Risk Factors and the "Forward-Looking Statements" section in Item 7, both contained herein.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

INTEREST RATE RISK AND INDEBTEDNESS

We are subject to interest rate risk on our long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates similar to the interest rates we receive on our short-term investments. All other things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk can be managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

Interest Rate Swap Agreements

We are subject to interest rate risk on our debt and investment of cash and cash equivalents arising in the normal course of our business, as we do not engage in speculative trading strategies. We maintain an interest rate management strategy, which primarily uses a mix of fixed and variable rate debt that is intended to mitigate the exposure to changes in interest rates in the aggregate for our investment portfolio. We may use interest rate swaps to manage the economic effect of fixed rate obligations associated with certain debt.

In September 2011, we redeemed in full our $500 million 6.5% fixed rate senior notes maturing November 2013. Consequently, we terminated two related interest rate swap agreements resulting in a net gain on the swap agreements of $25 million. The two swap agreements were entered into in June 2009 for a notional amount of $250 million each in order to hedge changes in the fair market value of the debt. The swap agreements had been designated and each qualified as a fair value hedging instrument.

Indebtedness

We had fixed rate debt aggregating $3.8 billion at December 31, 2011 and December 31, 2010. The following table sets forth the required cash payments for our indebtedness, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average interest rates by expected maturity dates as of December 31, 2011 and 2010.

(In millions)	**2011**	2012	2013	2014	2015	2016	Thereafter	Total
As of December 31, 2011								
Long-term debt [(1)] [(2)]	**$ -**	$ -	$ -	$ -	$ -	$ -	$ 3,800	$ 3,800
Weighted average interest rates	**-**	-	-	-	-	-	5.72%	5.72%
As of December 31, 2010								
Long-term debt [(1)] [(2)]	**$ 250**	$ -	$ 500	$ -	$ -	$ -	$ 3,050	$ 3,800
Weighted average interest rates	**5.86%**	-	6.73%	-	-	-	6.31%	6.34%

(1) Amounts do not include any unamortized discounts or deferred issuance costs.

(2) Fair market value of fixed rate long-term debt was $4,611 million at December 31, 2011 and $4,218 million at December 31, 2010.

FOREIGN CURRENCY FORWARD CONTRACTS

We conduct operations around the world in a number of different currencies. Many of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than our functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency.

At December 31, 2011 and 2010, we had outstanding foreign currency forward contracts with notional amounts aggregating $117 million and $156 million, respectively, to hedge exposure to currency fluctuations in various foreign currencies. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2011 and 2010 for contracts with similar terms and maturity dates, we recorded a loss of $1 million and $2 million, respectively, to adjust these foreign currency forward contracts to their fair market value. These losses offset designated foreign currency exchange gains resulting from the underlying exposures and are included in MG&A expenses in the consolidated statement of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2011. This conclusion is based on the recognition that there are inherent limitations in all systems of internal control. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Martin S. Craighead
President and
Chief Executive Officer

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Alan J. Keifer
Vice President and
Controller

Houston, Texas
February 22, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included financial statement schedule II, valuation and qualifying accounts, listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baker Hughes Incorporated and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Houston, Texas
February 22, 2012

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2011	2010	2009
Revenue:			
Sales	**$ 6,382**	$ 5,516	$ 4,809
Services	**13,449**	8,898	4,855
Total revenue	**19,831**	14,414	9,664
Costs and expenses:			
Cost of sales	**5,122**	4,359	3,858
Cost of services	**10,142**	6,825	3,539
Research and engineering	**462**	429	397
Marketing, general and administrative	**1,190**	1,250	1,120
Impairment of trade names	**315**	-	-
Acquisition-related costs	**-**	134	18
Total costs and expenses	**17,231**	12,997	8,932
Operating income	**2,600**	1,417	732
Gain on investments	**-**	6	4
Interest expense, net	**(221)**	(141)	(125)
Loss on early extinguishment of debt	**(40)**	-	-
Income before income taxes	**2,339**	1,282	611
Income taxes	**(596)**	(463)	(190)
Net income	**1,743**	819	421
Net income attributable to noncontrolling interests	**(4)**	(7)	-
Net income attributable to Baker Hughes	**$ 1,739**	$ 812	$ 421
Basic earnings per share attributable to Baker Hughes	**$ 3.99**	$ 2.06	$ 1.36
Diluted earnings per share attributable to Baker Hughes	**$ 3.97**	$ 2.06	$ 1.36

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2011	2010
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 1,050**	$ 1,456
Short-term investments	**-**	250
Accounts receivable - less allowance for doubtful accounts (2011 - $229; 2010 - $162)	**4,878**	3,942
Inventories, net	**3,222**	2,594
Deferred income taxes	**251**	234
Other current assets	**396**	231
Total current assets	**9,797**	8,707
Property, plant and equipment - less accumulated depreciation (2011 - $5,251; 2010 - $4,367)	**7,415**	6,310
Goodwill	**5,956**	5,869
Intangible assets, net	**1,143**	1,569
Other assets	**536**	531
Total assets	**$ 24,847**	$ 22,986
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	**$ 1,810**	$ 1,496
Short-term debt and current portion of long-term debt	**224**	331
Accrued employee compensation	**704**	589
Income taxes payable	**289**	219
Other accrued liabilities	**475**	504
Total current liabilities	**3,502**	3,139
Long-term debt	**3,845**	3,554
Deferred income taxes and other tax liabilities	**810**	1,360
Liabilities for pensions and other postretirement benefits	**578**	483
Other liabilities	**148**	164
Commitments and contingencies		
Equity:		
Common stock, one dollar par value (shares authorized - 750; issued and outstanding: 2011 - 437; 2010 - 432)	**437**	432
Capital in excess of par value	**7,303**	7,005
Retained earnings	**8,561**	7,083
Accumulated other comprehensive loss	**(555)**	(420)
Baker Hughes stockholders' equity	**15,746**	14,100
Noncontrolling interests	**218**	186
Total equity	**15,964**	14,286
Total liabilities and equity	**$ 24,847**	$ 22,986

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance, December 31, 2008	$ 309	$ 745	$ 6,276	$ (523)	$ -	$ 6,807
Comprehensive income:						
Net income			421			
Foreign currency translation adjustments				122		
Defined benefit pension plans, net of tax of $2				(13)		
Total comprehensive income						530
Issuance of common stock	3	41				44
Stock-based compensation cost		88				88
Cash dividends ($0.60 per share)			(185)			(185)
Balance, December 31, 2009	$ 312	$ 874	$ 6,512	$ (414)	$ -	$ 7,284
Comprehensive income:						
Net income			812		7	
Foreign currency translation adjustments				(41)		
Defined benefit pension plans, net of tax of $(5)				35		
Total comprehensive income						813
Issuance of common stock, to acquire BJ Services	118	5,986				6,104
Issuance of common stock	2	58				60
Stock-based compensation cost		87				87
Cash dividends ($0.60 per share)			(241)			(241)
Acquisition of noncontrolling interests					179	179
Balance, December 31, 2010	$ 432	$ 7,005	$ 7,083	$ (420)	$ 186	$ 14,286
Comprehensive income:						
Net income			1,739		4	
Foreign currency translation adjustments				(43)	(1)	
Defined benefit pension plans, net of tax of $44				(92)		
Total comprehensive income						1,607
Issuance of common stock	5	179				184
Stock-based compensation cost		108				108
Cash dividends ($0.60 per share)			(261)			(261)
Net activity related to noncontrolling interests		11			29	40
Balance, December 31, 2011	$ 437	$ 7,303	$ 8,561	$ (555)	$ 218	$ 15,964

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2011	2010	2009
Cash flows from operating activities:			
Net income	**$ 1,743**	$ 819	$ 421
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**1,321**	1,069	711
Benefit for deferred income taxes	**(492)**	(188)	(256)
Impairment of trade names	**315**	-	-
Gain on disposal of assets	**(179)**	(113)	(64)
Stock-based compensation cost	**108**	87	88
Provision for doubtful accounts	**84**	39	94
Loss on early extinguishment of debt	**40**	-	-
Gain on investments	**-**	(6)	(4)
Changes in operating assets and liabilities:			
Accounts receivable	**(1,024)**	(702)	399
Inventories	**(641)**	(243)	240
Accounts payable	**314**	292	(89)
Accrued employee compensation and other accrued liabilities	**58**	(182)	(130)
Income taxes payable	**(121)**	23	(169)
Other operating items, net	**(19)**	(39)	(2)
Net cash flows from operating activities	**1,507**	856	1,239
Cash flows from investing activities:			
Expenditures for capital assets	**(2,461)**	(1,491)	(1,086)
Proceeds from disposal of assets	**311**	208	163
Purchase of short-term investments	**-**	(250)	-
Proceeds from maturities of short-term investments	**250**	-	-
Acquisition of businesses, net of cash acquired	**(5)**	(888)	(58)
Other investing items, net	**14**	45	15
Net cash flows from investing activities	**(1,891)**	(2,376)	(966)
Cash flows from financing activities:			
Net proceeds (payments) of commercial paper and other short-term debt	**125**	52	(16)
Net proceeds from issuance of long-term debt	**742**	1,479	-
Repayment of long-term debt	**(813)**	-	(525)
Proceeds from termination of interest rate swap agreements	**26**	-	-
Proceeds from issuance of common stock	**183**	74	51
Dividends paid	**(261)**	(241)	(185)
Purchase of noncontrolling interest	**(26)**	-	-
Other financing items, net	**(6)**	2	-
Net cash flows from financing activities	**(30)**	1,366	(675)
Effect of foreign exchange rate changes on cash	**8**	15	42
Decrease in cash and cash equivalents	**(406)**	(139)	(360)
Cash and cash equivalents, beginning of year	**1,456**	1,595	1,955
Cash and cash equivalents, end of year	**$ 1,050**	$ 1,456	$ 1,595
Supplemental cash flows disclosures:			
Income taxes paid, net of refunds	**$ 1,192**	$ 637	$ 604
Interest paid	**$ 237**	$ 154	$ 154
Supplemental disclosure of noncash investing activities:			
Capital expenditures included in accounts payable	**$ 111**	$ 64	$ 29

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes," "Company," "we," "our," or "us,") is a leading supplier of oilfield services, products, technology and systems used for drilling, formation evaluation, completion and production, pressure pumping, and reservoir development in the worldwide oil and natural gas industry. We also provide products and services to the downstream refining and process and pipeline industries.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all of our subsidiaries where we exercise control. For investments in subsidiaries that are not wholly-owned, but where we exercise control, the equity held by the minority owners and their portion of net income (loss) are reflected as noncontrolling interests. Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves; recoverability of long-lived assets; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies and actuarial assumptions to determine costs and liabilities related to employee benefit plans; stock-based compensation and fair value of assets acquired and liabilities assumed in acquisitions.

Revenue Recognition

Our products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications, and are sold in the ordinary course of business. We recognize revenue for these products upon delivery, when title passes, when collectability is reasonably assured and there are no further significant obligations for future performance. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized. Revenue for services is recognized as the services are rendered and when collectability is reasonably assured. Rates for services are typically priced on a per day, per meter, per man hour or similar basis. In certain situations, revenue is generated from transactions that may include multiple products and services under one contract or agreement and which may be delivered to the customer over an extended period of time. Revenue from these arrangements is recognized in accordance with the above criteria and as each item or service is delivered based on their relative fair value.

Research and Engineering

Research and engineering expenses include costs associated with the research and development of new products and services and costs associated with sustaining engineering of existing products and services. These costs are expensed as incurred and include research and development costs for new products and services of $324 million, $283 million and $231 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Cash, Cash Equivalents and Short-term Investments

We maintain cash deposits with financial institutions that may exceed federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits.

Cash equivalents include only those investments with an original maturity of three months or less. Short-term investments have an original maturity of greater than three months but less than one year.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based on various factors including historical experience, current aging status of the customer accounts, and the payment history and financial condition of our customers. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and natural gas industry. Although this concentration could affect our overall exposure to credit risk, we believe that our risk is minimized because the majority of our business is conducted with major companies many of which are geographically diverse, thus spreading the credit risk. To manage this risk, we perform periodic credit evaluations of our customers' financial condition, including monitoring our customers' payment history and current credit worthiness. We do not generally require collateral in support of our trade receivables, but we may require payment in advance or security in the form of a letter of credit or bank guarantee. During 2011, 2010 and 2009, no individual customer accounted for more than 10% of our consolidated revenue.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead. As necessary, we record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments.

Property, Plant and Equipment and Accumulated Depreciation

Property, plant and equipment ("PP&E") is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. We manufacture a substantial portion of our tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until it is completed. When complete, the cost is reflected in capital expenditures and is classified as machinery, equipment and other in PP&E. Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income. The capitalized costs of computer software developed or purchased for internal use are classified in machinery, equipment and other.

Goodwill, Intangible Assets and Amortization

Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. Goodwill and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life.

Impairment of PP&E, Goodwill, Intangibles and Other Long-lived Assets

We review PP&E, intangible assets and certain other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and at least annually for certain intangible assets. The determination of recoverability is made based upon the estimated undiscounted future net cash flows. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

We perform an annual impairment test of goodwill for each of our reporting units as of October 1, or more frequently if circumstances indicate that impairment may exist. Our reporting units are based on our organizational and reporting structure. Corporate and other assets and liabilities are allocated to the reporting units to the extent that they relate to the operations of those reporting units in determining their carrying amount. The determination of impairment is made by comparing the carrying amount with its fair value, which is generally calculated using a combination of the market, comparable transaction and discounted cash flow approaches.

Income Taxes

We use the liability method for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Deferred tax liabilities and assets, which are computed on the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities, are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, we have not provided for U.S. income taxes on such earnings. We do provide for the U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from our non-U.S. subsidiaries.

Our tax filings for various periods are subject to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We have provided for the amounts we believe will ultimately result from these proceedings. In addition to the assessments that have been received from various tax authorities, we also provide for taxes for uncertain tax positions where formal assessments have not been received. We classify interest and penalties related to uncertain tax positions as income taxes in our financial statements.

Environmental Matters

Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. As additional information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where we have been identified as a potentially responsible party in a U.S. federal or state "Superfund" site, we accrue our share of the estimated remediation costs of the site. This share is based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site.

Foreign Currency

A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in marketing, general and administrative ("MG&A") expenses in the consolidated statements of operations as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, monetary assets and liabilities are remeasured at period-end exchange rates, and nonmonetary items are remeasured at historical exchange rates. Gains and losses resulting from this balance sheet remeasurement are also included in MG&A expenses in the consolidated statements of operations as incurred.

Derivative Financial Instruments

We monitor our exposure to various business risks including commodity prices, foreign currency exchange rates and interest rates and regularly use derivative financial instruments to manage these risks. Our policies do not permit the use of derivative financial instruments for speculative purposes. We use foreign currency forward contracts to hedge certain firm commitments and transactions denominated in foreign currencies, and we use interest rate swap contracts to manage interest rate risk.

At the inception of a new derivative, we designate the derivative as a hedge or we determine the derivative to be undesignated as a hedging instrument as the facts dictate. We document the relationships between the hedging instruments and the hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

New Accounting Standards Updates

In May 2011, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. The Accounting Standards Update ("ASU") conforms certain sections of ASC 820 to International Financial Reporting Standards in order to provide a single converged guidance on the measurement of fair value. This update also expands the existing disclosure requirements for fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. We will adopt this ASU prospectively in the first quarter of 2012. We currently do not expect this ASU to have a material impact, if any, on our consolidated financial statements.

In June 2011, the FASB issued an update to ASC 220, *Comprehensive Income*. This ASU requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. These ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We will adopt the new presentation requirements of these ASUs retrospectively in the first quarter of 2012.

In September 2011, the FASB issued an update to ASC 350, *Intangibles - Goodwill and Other*. This ASU amends the guidance in ASC 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We will adopt this ASU for our 2012 goodwill impairment testing. We do not expect this ASU to have a material impact, if any, on our consolidated financial statements.

NOTE 2. ACQUISITIONS

ACQUISITION OF BJ SERVICES

On April 28, 2010, we acquired 100% of the outstanding common stock of BJ Services Company ("BJ Services") in a cash and stock transaction valued at $6,897 million. This acquisition provided us with a proven leader in the areas of pressure pumping, stimulation and fracturing, and expanded our suite of service and product offerings. Total consideration consisted of $793 million in cash, 118 million shares valued at $6,048 million, and Baker Hughes options with a fair value of $56 million in exchange for BJ Services options held by BJ Services employees and directors, all of which we assumed. Revenue and net income of BJ Services from the acquisition date included in our consolidated statement of operations for 2010 were $3,686 million and $290 million, respectively. Pursuant to an agreement with the Antitrust Division of the U.S. Department of Justice in connection with the governmental approval of the acquisition, in August 2010 we sold two leased stimulation vessels and certain other assets used to perform sand control services in the U.S. Gulf of Mexico for approximately $55 million in cash.

Recording of Assets Acquired and Liabilities Assumed

The transaction has been accounted for using the acquisition method of accounting and, accordingly, assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date. The excess of the consideration transferred over those fair values totaling $4,406 million was recorded as goodwill.

The following table summarizes the amounts recognized for assets acquired and liabilities assumed.

	Fair Values
Assets:	
Cash and cash equivalents	$ 113
Accounts receivable	951
Inventories	419
Other current assets	125
Property, plant and equipment	2,745
Intangible assets	1,404
Goodwill	4,406
Other long-term assets	109
Liabilities:	
Liabilities for change in control and transaction fees	210
Current liabilities	776
Deferred income taxes and other tax liabilities	1,428
Long-term debt	531
Liabilities for pensions and other post retirement benefits	154
Other long-term liabilities	29
Noncontrolling interests	247
Net assets acquired	$ 6,897

The significant step-up adjustments recorded to present the asset or liability at fair value were $406 million for property, plant and equipment, with a depreciable life of approximately six years; $1,262 million for deferred taxes and other tax liabilities; and $202 million for noncontrolling interests.

The table below summarizes the fair values recorded for the identifiable intangible assets and their estimated useful lives as of the acquisition date.

	Fair Values	Useful Lives
Customer relationships	$ 428	3-16 years
Technology	451	5-15 years
BJ Services trade name	360	Indefinite
Other trade names	38	5-12 years
In-process research and development	127	Indefinite
Total identifiable intangible assets	$ 1,404	

Pro Forma Impact of the Acquisition

The following unaudited supplemental pro forma results present consolidated information as if the acquisition had been completed as of January 1, 2010 and January 1, 2009. The pro forma results include: (i) the amortization associated with an estimate of the acquired intangible assets, (ii) interest expense associated with debt used to fund a portion of the acquisition and reduced interest income associated with cash used to fund a portion of the acquisition, (iii) the impact of certain fair value adjustments such as additional depreciation expense for adjustments to property, plant and equipment and reduction to interest expense for adjustments to debt, and (iv) costs directly related to acquiring BJ Services. The pro forma results do not include any potential synergies, cost savings or other expected benefits of the acquisition. Accordingly, the pro forma results should not be considered indicative of the results that would have occurred if the acquisition and related borrowings had been consummated as of January 1, 2009 or January 1, 2010, nor are they indicative of future results.

	Years Ended December 31,	
	2010 Pro Forma	2009 Pro Forma
Revenue	$ 15,903	$ 13,301
Net income	$ 828	$ 345
Basic net income per share	$ 1.92	$ 0.81
Diluted net income per share	$ 1.91	$ 0.80

OTHER ACQUISITIONS

We had no material acquisitions in 2011. During 2010, we completed several other acquisitions having an aggregate purchase price of approximately $208 million, net of cash acquired of $4 million. As a result of these acquisitions, we recorded $91 million of goodwill. Pro forma results of operations for these acquisitions have not been presented because the effect of these acquisitions was not material to our consolidated financial statements.

NOTE 3. STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant. Additionally, compensation cost is recognized based on awards ultimately expected to vest; therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures.

The following table summarizes stock-based compensation costs for the years ended December 31, 2011, 2010 and 2009. There were no stock-based compensation costs capitalized as the amounts were not material.

	2011	2010	2009
Stock-based compensation cost	**$ 108**	$ 87	$ 88
Tax benefit	**(22)**	(18)	(15)
Stock-based compensation cost, net of tax	**$ 86**	$ 69	$ 73

For our stock options and restricted stock awards and units, we currently have 32.5 million shares authorized for issuance and as of December 31, 2011, approximately 12 million shares were available for future grants. Our policy is to issue new shares for exercises of stock options, when restricted stock awards are granted, at vesting of restricted stock units, and issuances under the employee stock purchase plan.

Stock Options

Our stock option plans provide for the issuance of stock options to directors, officers and other key employees at an exercise price equal to the fair market value of the stock at the date of grant. Although subject to the terms of the stock option agreement, substantially all of the stock options become exercisable in three equal annual installments, beginning a year from the date of grant, and generally expires ten years from the date of grant. The stock option plans provide for the acceleration of vesting upon the employee's retirement; therefore, the service period is reduced for employees that are or will become retirement eligible during the vesting period and, accordingly, the recognition of compensation expense for these employees is accelerated. Compensation cost related to stock options is recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. The following table presents the weighted average assumptions used in the option pricing model for options granted. The expected life of the options represents the period of time the options are expected to be outstanding. The expected life is based on our historical exercise trends and post-vest termination data incorporated into a forward-looking stock price model. The expected volatility is based on our implied volatility, which is the volatility forecast that is implied by the prices of our actively traded options to purchase our stock observed in the market. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the options were granted. The dividend yield is based on our history of dividend payouts.

	2011	2010	2009
Expected life (years)	**5.0**	5.0	6.0
Risk-free interest rate	**1.8%**	2.2%	2.6%
Volatility	**40.8%**	39.8%	41.2%
Dividend yield	**0.9%**	1.2%	1.8%
Weighted average fair value per share at grant date	**$ 24.20**	$ 16.24	$ 12.66

The following table presents the changes in stock options outstanding and related information (in thousands, except per option prices):

	Number of Options	Weighted Average Exercise Price Per Option
Outstanding at December 31, 2010	10,902	$ 50.72
Granted	1,281	68.94
Exercised	(2,636)	43.05
Forfeited	(78)	52.29
Expired	(37)	59.10
Outstanding at December 31, 2011	9,432	$ 55.34

The total intrinsic value of stock options (defined as the amount by which the market price of our common stock on the date of exercise exceeds the exercise price of the option) exercised in 2011, 2010 and 2009 was $74 million, $18 million and $0.4 million, respectively. The income tax benefit realized from stock options exercised was $20 million, $0.9 million and $0.1 million in 2011, 2010 and 2009, respectively.

The total fair value of options vested in 2011, 2010 and 2009 was $22 million, $20 million and $17 million, respectively. As of December 31, 2011, there was $14 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of two years.

The following table summarizes information about stock options outstanding at December 31, 2011 (in thousands, except per option prices and remaining life):

Range of Exercise Prices	Outstanding: Number of Options	Outstanding: Weighted Average Remaining Contractual Life (In years)	Outstanding: Weighted Average Exercise Price Per Option	Exercisable: Number of Options	Exercisable: Weighted Average Remaining Contractual Life (In years)	Exercisable: Weighted Average Exercise Price Per Option
$ 14.79 - $ 16.78	3	1.8	$ 15.84	3	1.8	$ 15.84
22.88 - 33.32	1,536	6.1	28.76	1,274	5.9	28.69
34.45 - 50.94	2,841	7.1	43.73	1,578	6.3	42.10
51.73 - 77.41	3,930	6.6	67.14	2,704	5.3	66.01
77.84 - 86.50	1,122	4.6	79.91	1,122	4.6	79.91
Total	9,432	6.4	$ 55.34	6,681	5.5	$ 55.56

The total intrinsic value of stock options outstanding at December 31, 2011 was $45 million, of which $36 million relates to options vested and exercisable. The intrinsic value for stock options outstanding is calculated as the amount by which the quoted price of $48.64 of our common stock as of the end of 2011 exceeds the exercise price of the options.

Restricted Stock Awards and Units

In addition to stock options, officers, directors and key employees may be granted restricted stock awards ("RSA"), which is an award of common stock with no exercise price, or restricted stock units ("RSU"), where each unit represents the right to receive, at the end of a stipulated period, one unrestricted share of stock with no exercise price. RSAs and RSUs are subject to cliff or graded vesting, generally ranging over a three to five year period. We determine the fair value of restricted stock awards and restricted stock units based on the market price of our common stock on the date of grant. Compensation cost for RSAs and RSUs is primarily recognized on a straight-line basis over the vesting period and is net of forfeitures.

The following table presents the changes in RSAs and RSUs and related information (in thousands, except per share/ unit prices):

	RSA Number of Shares	Weighted Average Grant Date Fair Value Per Share	RSA Number of Units	Weighted Average Grant Date Fair Value Per Unit
Unvested balance at December 31, 2010	1,399	$ 43.05	1,098	$ 46.60
Granted	698	62.85	351	63.33
Vested	(691)	46.24	(421)	47.38
Forfeited	(94)	49.72	(88)	51.06
Unvested balance at December 31, 2011	1,312	$ 51.43	940	$ 52.08

The weighted average grant date fair value per share for RSAs granted in 2011, 2010 and 2009 was $62.85, $47.68 and $31.18, respectively. The weighted average grant date fair value per unit for RSUs granted in 2011, 2010 and 2009 was $63.33, $47.30 and $31.54, respectively.

The total fair value of RSAs and RSUs vested in 2011, 2010 and 2009 was $52 million, $36 million and $18 million, respectively. As of December 31, 2011, there was $40 million and $29 million of total unrecognized compensation cost related to unvested RSAs and RSUs, respectively, which is expected to be recognized over a weighted average period of two years.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") provides for eligible employees to purchase shares on an after-tax basis in an amount between 1% and 10% of their annual pay: (i) on June 30 of each year at a 15% discount of the fair market value of our common stock on January 1 or June 30, whichever is lower, and (ii) on December 31 of each year at a 15% discount of fair market value of our common stock on July 1 or December 31, whichever is lower. An employee may not purchase more than $5,000 in either of the six-month measurement periods described above or $10,000 annually.

We currently have 22.5 million shares authorized for issuance, and at December 31, 2011, there were 4.1 million shares reserved for future issuance. Compensation cost for the years ended December 31, was calculated using the Black-Scholes option pricing model with the following assumptions:

	2011	2010	2009
Expected life (years)	**1.0**	1.0	1.0
Risk-free interest rate	**0.1%**	0.2%	0.3%
Volatility	**36.6%**	44.2%	69.5%
Dividend yield	**1.0%**	1.5%	1.9%
Fair value per share of the 15% cash discount	**$ 9.62**	$ 6.16	$ 4.81
Fair value per share of the look-back provision	**6.50**	4.98	8.44
Total weighted average fair value per share at grant date	**$16.12**	$ 11.14	$ 13.25

We calculated estimated volatility using historical daily prices based on the expected life of the stock purchase plan. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the ESPP shares were granted. The dividend yield is based on our history of dividend payouts.

NOTE 4. INCOME TAXES

The provision for income taxes is comprised of the following for the years ended December 31:

	2011	2010	2009
Current:			
United States	**$ 609**	$ 179	$ 65
Foreign	**479**	472	381
Total current	**1,088**	651	446
Deferred:			
United States	**(315)**	(107)	(210)
Foreign	**(177)**	(81)	(46)
Total deferred	**(492)**	(188)	(256)
Provision for income taxes	**$ 596**	$ 463	$ 190

The geographic sources of income before income taxes are as follows for the years ended December 31:

	2011	2010	2009
United States	**$ 1,466**	$ 534	$ (18)
Foreign	**873**	748	629
Income before income taxes	**$ 2,339**	$ 1,282	$ 611

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income before income taxes for the reasons set forth below for the years ended December 31:

	2011	2010	2009
Statutory income tax at 35%	**$ 819**	$ 449	$ 214
Effect of foreign operations	**(11)**	(54)	(53)
Net tax charge related to foreign losses	**51**	64	38
Adjustments of prior years' tax positions	**(51)**	(35)	(26)
State income taxes - net of U.S. tax benefit	**40**	19	6
Impact of reorganization of foreign subsidiaries	**(214)**	-	-
Other - net	**(38)**	20	11
Provision for income taxes	**$ 596**	$ 463	$ 190

During the third quarter of 2011, we reorganized certain of our foreign subsidiaries. As a result of the reorganization, previously accrued U.S. deferred income taxes related to those subsidiaries were reduced by $214 million to account for certain foreign tax credits that existed prior to the acquisition of BJ Services and are now available to offset future U.S. taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards.

The tax effects of our temporary differences and carryforwards are as follows at December 31:

	2011	2010
Deferred tax assets:		
Receivables	**$ 42**	$ 37
Inventory	**228**	213
Employee benefits	**131**	120
Other accrued expenses	**173**	148
Operating loss carryforwards	**228**	186
Tax credit carryforwards	**372**	329
Other	**84**	92
Subtotal	**1,258**	1,125
Valuation allowances	**(318)**	(232)
Total	**940**	893
Deferred tax liabilities:		
Goodwill and other intangibles	**423**	578
Property	**273**	377
Undistributed earnings of foreign subsidiaries	**366**	583
Other	**42**	87
Total	**1,104**	1,625
Net deferred tax liability	**$ (164)**	$ (732)

We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss and foreign tax credit carryforwards in certain non-U.S. jurisdictions. The increase in the valuation allowances of $86 million resulted primarily from net tax charges related to foreign losses. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

We have provided for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of our foreign subsidiaries. The reduction in the deferred tax liability for undistributed earnings of foreign subsidiaries of $217 million resulted primarily from the reorganization of certain foreign subsidiaries that resulted in certain foreign tax credits that existed prior to the acquisition of BJ Services to now be available to offset future U.S. taxes. We consider the undistributed earnings of our foreign subsidiaries above the amount for which taxes have already been provided to be indefinitely reinvested, as we have no current intention to repatriate these earnings. As such, deferred income taxes are not provided for temporary differences of approximately $1.0 billion, $2.5 billion and $2.3 billion at December 31, 2011, 2010 and 2009, respectively, representing earnings of non-U.S. subsidiaries intended to be permanently reinvested. These additional foreign earnings could become subject to additional tax, if remitted, or deemed remitted, as a dividend. Computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences, is not practicable.

The reduction in the deferred tax liability for goodwill and other intangibles of $155 million includes a reduction of $95 million related to the impairment of the BJ Services trade name.

At December 31, 2011, we had approximately $92 million of foreign tax credits which may be carried forward indefinitely under applicable foreign law and $278 million of foreign tax credits available to offset future payments of U.S. federal income taxes, primarily expiring in 2018 through 2021. In addition, at December 31, 2011, we had approximately $2 million of state tax credits expiring in varying amounts between 2016 and 2021.

At December 31, 2011, we had $379 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $64 million and $32 million, respectively. If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $349 million. The remaining approximately $30 million is offset by deferred tax assets that represent tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

The following table presents the changes in our unrecognized tax benefits and associated interest and penalties included in the consolidated balance sheet.

	Gross Unrecognized Tax Benefits, Excluding Interest and Penalties	Interest and Penalties	Total Gross Unrecognized Tax Benefits
Balance at December 31, 2008	$ 323	$ 78	$ 401
Increase (decrease) in prior year tax positions	(75)	10	(65)
Increase in current year tax positions	16	6	22
Decrease related to settlements with taxing authorities	(6)	(2)	(8)
Decrease related to lapse of statute of limitations	(9)	(4)	(13)
Increase due to effects of foreign currency translation	1	1	2
Balance at December 31, 2009	250	89	339
Acquisition of BJ Services	102	28	130
Increase (decrease) in prior year tax positions	(16)	4	(12)
Increase in current year tax positions	4	3	7
Decrease related to settlements with taxing authorities	(7)	(5)	(12)
Decrease related to lapse of statute of limitations	(6)	(1)	(7)
Decrease due to effects of foreign currency translation	(3)	(4)	(7)
Balance at December 31, 2010	324	114	438
Increase (decrease) in prior year tax positions	(5)	12	7
Increase in current year tax positions	8	11	19
Decrease related to settlements with taxing authorities	(3)	(1)	(4)
Decrease related to lapse of statute of limitations	(38)	(38)	(76)
Decrease due to effects of foreign currency translation	(3)	(2)	(5)
Balance at December 31, 2011	$ 283	$ 96	$ 379

It is expected that the amount of unrecognized tax benefits will change in the next twelve months due to expiring statutes, audit activity, tax payments, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. At December 31, 2011, we had approximately $159 million of tax liabilities, net of $17 million of tax assets, related to uncertain tax positions, each of which are individually insignificant, and each of which are reasonably possible of being settled within the next twelve months.

At December 31, 2011, approximately $203 million of total gross unrecognized tax benefits were included in the noncurrent portion of our income tax liabilities, for which the settlement period cannot be determined; however, it is not expected to be within the next twelve months.

We operate in more than 80 countries and are subject to income taxes in most taxing jurisdictions in which we operate. The following table summarizes the earliest tax years that remain subject to examination by the major taxing jurisdictions in which we operate. These jurisdictions are those we project to have the highest tax liability for 2012.

Jurisdiction	Earliest Open Tax Period	Jurisdiction	Earliest Open Tax Period
Canada	1998	Norway	1999
Germany	2003	United Kingdom	2007
Netherlands	2006	United States	2004

NOTE 5. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted earnings per share ("EPS") computations is as follows for the years ended December 31:

	2011	2010	2009
Weighted average common shares outstanding for basic EPS	**436**	394	310
Effect of dilutive securities - stock plans	**2**	1	1
Adjusted weighted average common shares outstanding for diluted EPS	**438**	395	311
Future potentially dilutive shares excluded from diluted EPS:			
Options with an exercise price greater than the average market price for the period	**3**	7	4

NOTE 6. INVENTORIES

Inventories, net of reserves of $304 million and $322 million in 2011 and 2010, respectively, are comprised of the following at December 31:

	2011	2010
Finished goods	**$ 2,830**	$ 2,283
Work in process	**231**	181
Raw materials	**161**	130
Total	**$ 3,222**	$ 2,594

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following at December 31:

	Useful Life	2011	2010
Land		**$ 193**	$ 191
Buildings and improvements	5 - 30 years	**1,998**	1,605
Machinery, equipment and other	1 - 20 years	**10,475**	8,881
Subtotal		**12,666**	10,677
Less: Accumulated depreciation		**5,251**	4,367
Total		**$ 7,415**	$ 6,310

Depreciation expense relating to property, plant and equipment was $1,221 million, $991 million and $680 million in 2011, 2010 and 2009, respectively.

NOTE 8. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are detailed below by reportable segment.

	North America	Latin America	Europe/Africa/ Russia Caspian	Middle East/ Asia Pacific	Industrial Services And Other	Total
Balance at December 31, 2010	$ 2,731	$ 879	$ 936	$ 895	$ 428	$ 5,869
Purchase price adjustments for previous acquisitions	337	(293)	90	(38)	(11)	85
Acquisitions	4	-	-	-	-	4
Other	(3)	-	1	-	-	(2)
Balance at December 31, 2011	$ 3,069	$ 586	$ 1,027	$ 857	$ 417	$ 5,956

We perform an annual impairment test of goodwill as of October 1 of every year. There were no impairments of goodwill in any of the three years ended December 31, 2011 related to the annual impairment test.

Intangible assets are comprised of the following at December 31:

	2011			2010		
	Gross Carrying Amount	**Less: Accumulated Amortization**	**Net**	Gross Carrying Amount	Less: Accumulated Amortization	Net
Definite lived intangibles:						
Technology	**$ 755**	**$ 231**	**$ 524**	$ 760	$ 181	$ 579
Contract-based	**17**	**9**	**8**	20	11	9
Trade names	**121**	**16**	**105**	84	18	66
Customer relationships	**497**	**77**	**420**	495	39	456
Subtotal	**1,390**	**333**	**1,057**	1,359	249	1,110
Indefinite lived intangibles:						
Trade name	**-**	**-**	**-**	360	-	360
IPR&D	**86**	**-**	**86**	99	-	99
Total	**$ 1,476**	**$ 333**	**$ 1,143**	$ 1,818	$ 249	$ 1,569

During the fourth quarter of 2011, we recorded a charge of $315 million before-tax ($220 million net of tax) related to the impairment of certain trade names, the majority of which related to the impairment of the BJ Services trade name. The BJ Services trade name was classified as an indefinite lived intangible asset and, therefore, was not being amortized. The impairment of the BJ Services trade name was due to the decision to minimize the use of the BJ Services trade name as part of our overall branding strategy. The BJ Services trade name was revalued resulting in a revised fair value of $61 million, with a remaining useful life of three years, which we will begin amortizing in 2012 on an accelerated basis. We estimated the fair value of this intangible asset based on an income approach using the relief-from-royalty method, which is dependent on a number of estimates and assumptions such as future growth and trends, royalty rates, discount rates and other variables. We based our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain.

The following table details the impairment charge by reportable segment.

North America	$ 105
Latin America	64
Europe/Africa/Russia Caspian	48
Middle East/Asia Pacific	47
Industrial Services and Other	51
Total	$ 315

Intangible assets are generally amortized on a straight-line basis with estimated useful lives ranging from 2 to 20 years. Amortization expense included in net income for the years ended December 31, 2011, 2010 and 2009 was $96 million, $76 million and $31 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be as follows: 2012 - $135 million; 2013 - $113 million; 2014 - $98 million; 2015 - $90 million; and 2016 - $89 million.

NOTE 9. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, debt, foreign currency forward contracts, foreign currency option contracts and interest rate swaps. Except as described below, the estimated fair value of such financial instruments at December 31, 2011 and 2010 approximates their carrying value as reflected in our consolidated balance sheet.

Short-term Investments

In 2010, we purchased short-term investments consisting of $250 million in U.S. Treasury Bills, which matured in May of 2011, and were used to repay the $250 million principal amount of our 5.75% Notes that matured in June 2011. The fair value at December 31, 2010 was determined using level 1 inputs including quoted period end market prices. These investments were classified as available-for-sale and were recorded at fair value, which approximated cost.

Debt

The estimated fair value of total debt at December 31, 2011 and 2010 was $4,910 million and $4,298 million, respectively, which differs from the carrying amounts of $4,069 million and $3,885 million, respectively, included in our consolidated balance sheet. The fair value was determined using level 2 inputs including quoted period end market prices.

Foreign Currency Forward Contracts

We conduct our business in more than 80 countries around the world, and we are exposed to market risks resulting from fluctuations in foreign currency exchange rates. A number of our significant foreign subsidiaries have designated the local currency as their functional currency. We transact in various foreign currencies and have established a program that primarily utilizes foreign currency forward contracts to reduce the risks associated with the effects of certain foreign currency exposures. Under this program, our strategy is to have gains or losses on the foreign currency forward contracts mitigate the foreign currency transaction gains or losses to the extent practical. These foreign currency exposures typically arise from changes in the value of assets and liabilities which are denominated in currencies other than the functional currency. Our foreign currency forward contracts generally settle in less than 180 days. We do not use these forward contracts for trading or speculative purposes. We designate these forward contracts as fair value hedging instruments or hold these contracts as undesignated hedging instruments and, accordingly, we record the fair value of these contracts as of the end of our reporting period in our consolidated balance sheet with changes in fair value recorded in our consolidated statement of operations along with the change in fair value of the hedged item.

We had outstanding foreign currency forward contracts with notional amounts aggregating $117 million and $156 million to hedge exposure to currency fluctuations in various foreign currencies at December 31, 2011 and 2010, respectively. These contracts are either undesignated hedging instruments or designated and qualify as fair value hedging instruments. The fair value was determined using level 2 inputs including quoted market prices for contracts with similar terms and maturity dates.

Interest Rate Swaps

We are subject to interest rate risk on our debt and investment of cash and cash equivalents arising in the normal course of our business, as we do not engage in speculative trading strategies. We maintain an interest rate management strategy, which primarily uses a mix of fixed and variable rate debt that is intended to mitigate the exposure to changes in interest rates in the aggregate for our investment portfolio. We may use interest rate swaps to manage the economic effect of fixed rate obligations associated with certain debt.

In September 2011, we redeemed in full our $500 million 6.5% Senior Notes maturing November 2013. In conjunction with this debt redemption, we terminated two related interest rate swap agreements resulting in a net gain on the swap agreements of $25 million. The two swap agreements were entered into in June 2009 for a notional amount of $250 million each in order to hedge changes in the fair market value of the debt. The swap agreements had been designated and each qualified as a fair value hedging instrument.

Fair Value of Derivative Instruments

The fair value of derivative instruments included in our consolidated balance sheet was as follows at December 31:

		2011	2010
Derivative	Balance Sheet Location	Fair Value	
Foreign Currency Forward Contracts	Other current assets	**$ 1**	$ -
Foreign Currency Forward Contracts	Other accrued liabilities	**$ 2**	$ 2
Interest Rate Swaps	Other assets	**$ -**	$ 24

The effects of derivative instruments in our consolidated statement of operations were as follows for the years ended December 31 (amounts exclude any income tax effects):

		Amount of Gain (Loss) Recognized in Income		
Derivative	Statement of Operations Location	**2011**	2010	2009
Foreign Currency Forward Contracts	Marketing, general and administrative	**$ (7)**	$ (7)	$ 11
Interest Rate Swaps	Interest expense, net	**$ 8**	$ 16	$ 6

NOTE 10. INDEBTEDNESS

Total debt consisted of the following at December 31, net of unamortized discount and debt issuance cost:

	2011	2010
5.75% Notes due June 2011 with an effective interest rate of 5.86%	$ -	$ 254
6.5% Senior Notes due November 2013 with an effective interest rate of 6.73%	-	522
6.0% Notes due June 2018 with an effective interest rate of 6.29%	265	267
7.5% Senior Notes due November 2018 with an effective interest rate of 7.61%	743	742
3.2% Senior Notes due August 2021 with an effective interest rate of 3.32%	742	-
8.55% Debentures due June 2024 with an effective interest rate of 8.76%	148	148
6.875% Notes due January 2029 with an effective interest rate of 7.08%	393	393
5.125% Notes due September 2040 with an effective interest rate of 5.22%	1,479	1,479
Other debt	299	80
Total debt	4,069	3,885
Less short-term debt and current portion of long-term debt	224	331
Long-term debt	$ 3,845	$ 3,554

In August 2011, we completed a private placement of $750 million 3.2% unsecured Senior Notes under our existing indenture dated October 28, 2008 that have registration rights and will mature in August 2021. Net proceeds from the offering were approximately $742 million after deducting the underwriting discount and expense of the offering. Interest is payable February 15 and August 15 of each year. The 3.2% Notes are senior unsecured obligations and rank equal in right of payment to all of our existing and future indebtedness; senior in right of payment to any future subordinated indebtedness; and effectively junior to our future secured indebtedness, if any, and structurally subordinated to all existing and future indebtedness of our subsidiaries. We may redeem, at our option, all or part of the 3.2% Notes at any time, at the applicable make-whole redemption prices plus accrued and unpaid interest to the date of redemption. In September 2011, we used $563 million of the net proceeds from the offering to redeem in full our 6.5% Notes, and the remainder will be used for general corporate purposes, which could include funding on-going operations, business acquisitions and repurchases of our common stock. The redemption of our 6.5% Notes resulted in the payment of a redemption premium of $63 million and in a pre-tax loss on the early extinguishment of this debt of $40 million, which includes the redemption premium and the write off of the remaining original debt issuance cost and debt discount, partially offset by the $25 million gain from the termination of two related interest rate swap agreements.

In June 2011, we repaid the $250 million principal amount of our 5.75% Notes using proceeds from U.S. Treasury Bills that matured in May 2011.

In September 2011, we entered into a five-year committed $2.5 billion revolving credit facility maturing in September 2016. The new revolving credit facility replaced our existing committed revolving credit facilities of $500 million maturing in July 2012 and $1.2 billion maturing in March 2013, both of which were terminated in September 2011. There were no direct borrowings under any of the committed revolving credit facilities during 2011. We also have a commercial paper program under which we may issue up to $2.5 billion in commercial paper with maturities of no more than 270 days. The maximum combined borrowing at any point in time under both the commercial paper program and the credit facility is $2.5 billion. At December 31, 2011, we had $130 million of commercial paper outstanding.

Maturities of debt at December 31, 2011 are as follows: 2012 - $224 million; 2013 - $8 million; 2014 - $10 million; 2015 - $13 million; 2016 - $15 million; and $3,799 million thereafter.

NOTE 11. SEGMENT INFORMATION

We conduct our business primarily through operating segments that are aligned with our geographic regions, which have been aggregated into the following five reportable segments:

- North America (U.S. Land, Gulf of Mexico and Canada)
- Latin America
- Europe/Africa/Russia Caspian
- Middle East/Asia Pacific
- Industrial Services and Other

We aggregate our operating segments within each reportable segment, as they have similar economic characteristics and because the long-term financial performance of the segments is affected by similar economic conditions. The performance of our operating segments is evaluated based on profit before tax, which is defined as income before the following: income taxes, net interest expense, corporate expenses, and certain gains and losses not allocated to the segments. For 2011, our operating segment profit includes the charge of $315 million related to the impairment of trade names. For further discussion of the trade name impairments and breakdown by reportable segment, see Note 8. Goodwill and Intangible Assets.

Summarized financial information is shown in the following table.

Segments	2011 Revenue	2011 Profit (Loss)	2010 Revenue	2010 Profit (Loss)	2009 Revenue	2009 Profit (Loss)
North America	**$ 10,257**	**$ 1,929**	$ 6,621	$ 1,163	$ 3,165	$ 201
Latin America	**2,183**	**227**	1,569	74	1,094	78
Europe/Africa/Russia Caspian	**3,325**	**342**	3,006	260	2,774	458
Middle East/Asia Pacific	**2,820**	**321**	2,247	177	1,937	241
Industrial Services and Other	**1,246**	**53**	971	99	694	70
Total Operations	**19,831**	**2,872**	14,414	1,773	9,664	1,048
Corporate and Other	**-**	**(533)**	-	(491)	-	(437)
Total	**$ 19,831**	**$ 2,339**	$ 14,414	$ 1,282	$ 9,664	$ 611

The following table presents the details of "Corporate and Other" segment loss for the years ended December 31:

	2011	2010	2009
Corporate and other expenses	**$ (272)**	$ (222)	$ (298)
Interest expense, net	**(221)**	(141)	(125)
Loss on early extinguishment of debt	**(40)**	-	-
Gain on investments	**-**	6	4
Acquisition-related costs	**-**	(134)	(18)
Total	**$ (533)**	$ (491)	$ (437)

The following tables present capital expenditures and depreciation and amortization by segment for the years ended December 31 and total assets by segment at December 31:

Segments	2011 Capital Expenditures	2011 Depreciation and Amortization	2010 Capital Expenditures	2010 Depreciation and Amortization	2009 Capital Expenditures	2009 Depreciation and Amortization
North America	**$ 1,242**	**$ 622**	$ 589	$ 432	$ 275	$ 255
Latin America	**274**	**201**	191	173	182	110
Europe/Africa/Russia Caspian	**357**	**234**	318	230	246	175
Middle East/Asia Pacific	**228**	**206**	208	187	185	143
Industrial Services and Other	**326**	**56**	179	44	196	17
Total Operations	**2,427**	**1,319**	1,485	1,066	1,084	700
Corporate and Other	**34**	**2**	6	3	2	11
Total	**$ 2,461**	**$ 1,321**	$ 1,491	$ 1,069	$ 1,086	$ 711

Total Assets	2011	2010	2009
North America	**$ 9,796**	$ 8,187	$ 2,596
Latin America	**2,727**	2,723	1,168
Europe/Africa/Russia Caspian	**3,819**	3,544	2,248
Middle East/Asia Pacific	**3,299**	3,130	1,731
Industrial Services and Other	**4,294**	3,642	2,127
Total Operations	**23,935**	21,226	9,870
Corporate and Other	**912**	1,760	1,569
Total	**$ 24,847**	$ 22,986	$ 11,439

Assets of our supply chain and products and technology enterprise organizations are included in the Industrial Services and Other segment. Certain assets carried at the enterprise level that benefit the operating segments are allocated to the segments.

The following table presents the details of "Corporate and Other" total assets at December 31:

	2011	2010	2009
Cash and other assets	**$ 547**	$ 1,391	$ 1,266
Accounts receivable	**28**	28	17
Current deferred tax asset	**-**	-	1
Property, plant and equipment	**82**	63	10
Other noncurrent assets	**255**	278	275
Total	**$ 912**	$ 1,760	$ 1,569

The following tables present geographic consolidated revenue and consolidated revenue for each group of similar products and services for the years ended December 31:

	2011	2010	2009
United States	**$ 9,131**	$ 6,043	$ 3,091
Canada and other	**1,768**	1,186	493
North America	**10,899**	7,229	3,584
Latin America	**2,220**	1,583	1,134
Europe/Africa/Russia Caspian	**3,671**	3,218	2,925
Middle East/Asia Pacific	**3,041**	2,384	2,021
Total	**$ 19,831**	$ 14,414	$ 9,664

	2011	2010	2009
Completion and Production	**$ 12,464**	$ 8,547	$ 4,454
Drilling and Evaluation	**6,121**	4,896	4,516
Industrial Services and Other	**1,246**	971	694
Total	**$ 19,831**	$ 14,414	$ 9,664

The following table presents net property, plant and equipment by its geographic location at December 31:

	2011	2010	2009
United States	**$ 3,752**	$ 3,023	$ 1,377
Canada and other	**529**	467	105
North America	**4,281**	3,490	1,482
Latin America	**891**	788	354
Europe/Africa/Russia Caspian	**1,325**	1,118	809
Middle East/Asia Pacific	**918**	914	516
Total	**$ 7,415**	$ 6,310	$ 3,161

NOTE 12. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

We have both funded and unfunded noncontributory defined benefit pension plans ("Pension Benefits") covering certain employees primarily in the U.S., the U.K., Germany and Canada. Under the provisions of the U.S. qualified pension plan, a hypothetical cash balance account is established for each participant. Such accounts receive pay credits on a quarterly basis based on a percentage according to the employee's age on the last day of the quarter applied to quarterly eligible compensation. In addition a cash balance account receives interest credits based on the balance in the account on the last day of the quarter. The U.S. qualified pension plan also includes frozen accrued benefits for participants in legacy defined benefit plans. For the majority of the participants in the U.K. pension plans, we do not accrue benefits as the plans are frozen; however, there are a limited number of members who still accrue future benefits on a defined benefit basis. The Germany pension plan is an unfunded plan where benefits are based on creditable years of service, creditable pay and accrual rates. The Canada pension plan was frozen as of December 31, 2010, and we no longer accrue on a defined benefit basis. We also provide certain postretirement health care benefits ("other postretirement benefits"), through an unfunded plan, to substantially all U.S. employees who retire and have met certain age and service requirements.

Funded Status

Below is the reconciliation of the beginning and ending balances of benefit obligations, fair value of plan assets and the funded status of our plans. For pension plans, the benefit obligation is the projected benefit obligation ("PBO") and for the other post-retirement benefit plan, the benefit obligation is the accumulated postretirement benefit obligation.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010	**2011**	2010
Change in benefit obligation:						
Benefit obligation at beginning of year	**$ 444**	$ 375	**$ 593**	$ 327	**$ 166**	$ 157
Service cost	**38**	32	**9**	8	**8**	10
Interest cost	**21**	22	**33**	26	**8**	9
Actuarial loss	**43**	31	**25**	4	**28**	10
Benefits paid	**(19)**	(47)	**(16)**	(12)	**(14)**	(15)
Curtailment	**-**	-	**(4)**	(1)	**-**	-
Acquisitions of businesses	**-**	34	**2**	253	**-**	27
Plan amendments	**-**	-	**-**	-	**-**	(32)
Other	**(3)**	(3)	**1**	2	**-**	-
Exchange rate adjustments	**-**	-	**-**	(14)	**-**	-
Benefit obligation at end of year	**524**	444	**643**	593	**196**	166
Change in plan assets:						
Fair value of plan assets at beginning of year	**416**	346	**474**	248	**-**	-
Actual return on plan assets	**(5)**	48	**38**	36	**-**	-
Employer contributions	**43**	72	**28**	52	**14**	15
Benefits paid	**(19)**	(47)	**(16)**	(12)	**(14)**	(15)
Acquisitions of businesses	**-**	-	**-**	160	**-**	-
Other	**(2)**	(3)	**1**	1	**-**	-
Exchange rate adjustments	**-**	-	**1**	(11)	**-**	-
Fair value of plan assets at end of year	**433**	416	**526**	474	**-**	-
Funded status - underfunded at end of year	**$ (91)**	$ (28)	**$ (117)**	$ (119)	**$ (196)**	$ (166)
Accumulated benefit obligation	**$ 491**	$ 421	**$ 616**	$ 553	**$ 196**	$ 166

The amounts recognized in the consolidated balance sheet consist of the following at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010	**2011**	2010
Noncurrent assets	**$ -**	$ -	**$ 6**	$ 10	**$ -**	$ -
Current liabilities	**(3)**	(3)	**(5)**	(5)	**(16)**	(16)
Noncurrent liabilities	**(88)**	(25)	**(118)**	(124)	**(180)**	(150)
Net amount recognized	**$ (91)**	$ (28)	**$ (117)**	$ (119)	**$ (196)**	$ (166)

The funded status position represents the difference between the benefit obligation and the plan assets. The PBO for pension benefits represents the actuarial present value of benefits attributed to employee services and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels.

Information for the plans with ABOs in excess of plan assets is as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010	**2011**	2010
Projected benefit obligation	**$ 524**	$ 20	**$ 345**	$ 331	**n/a**	n/a
Accumulated benefit obligation	**$ 491**	$ 20	**$ 322**	$ 294	**$ 196**	$ 166
Fair value of plan assets	**$ 433**	-	**$ 225**	$ 203	**n/a**	n/a

Weighted average assumptions used to determine benefit obligations for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010	**2011**	2010
Discount rate	**4.2%**	4.9%	**5.0%**	5.5%	**3.8%**	**4.9%**
Rate of compensation increase	**5.4%**	5.4%	**4.4%**	4.3%	**n/a**	**n/a**
Social security increase	**2.8%**	2.8%	**2.1%**	2.9%	**n/a**	**n/a**

The development of the discount rate for our U.S. plans and substantially all non-U.S. plans was based on a bond matching model, whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation.

Accumulated Other Comprehensive Loss

The amount recorded before-tax in accumulated other comprehensive loss related to employee benefit plans consists of the following at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2011	2010	**2011**	2010	**2011**	2010
Net loss	**$ 219**	$ 149	**$ 130**	$ 114	**$ 38**	$ 10
Net prior service cost (credit)	**2**	3	**-**	-	**(28)**	(31)
Total	**$ 221**	$ 152	**$ 130**	$ 114	**$ 10**	$ (21)

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss and included in net periodic benefit cost in 2012 are $22 million and less than one million, respectively. The estimated net loss and prior service credit for the other postretirement benefits that will be amortized from accumulated other comprehensive loss and included in net periodic benefit cost in 2012 are $1 million and $2 million, respectively.

NET PERIODIC BENEFIT COST

The components of net periodic cost (benefit) are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 38**	$ 32	$ 29	**$ 9**	$ 8	$ 3	**$ 8**	$ 10	$ 8
Interest cost	**21**	22	20	**33**	26	15	**8**	9	10
Expected return on plan assets	**(31)**	(28)	(25)	**(33)**	(23)	(15)	**-**	-	-
Amortization of prior service cost	**-**	-	1	**-**	-	-	**(2)**	1	1
Amortization of net loss	**10**	11	14	**4**	4	2	**-**	-	-
Curtailment	**-**	-	1	**(4)**	(1)	-	**-**	-	-
Other	**-**	-	3	**-**	-	(1)	**-**	-	-
Net periodic cost (benefit)	**$ 38**	$ 37	$ 43	**$ 9**	$ 14	$ 4	**$ 14**	$ 20	$ 19

Weighted average assumptions used to determine net periodic cost (benefit) for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2011	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Discount rate	**4.9%**	5.9%	6.3%	**5.5%**	5.6%	6.4%	**4.9%**	5.9%	6.3%
Expected long-term return on plan assets	**7.8%**	7.8%	8.5%	**6.7%**	6.6%	7.2%	**n/a**	n/a	n/a
Rate of compensation increase	**5.4%**	4.0%	4.0%	**4.3%**	4.2%	4.0%	**n/a**	n/a	n/a
Social security increase	**2.8%**	3.5%	3.5%	**2.9%**	3.2%	3.1%	**n/a**	n/a	n/a

In selecting the expected rate of return on plan assets, we consider the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans.

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. As of December 31, 2011, the health care cost trend rate was 8.5% for employees under age 65 and 7.0% for participants over age 65, with each declining gradually each successive year until it reaches 4.5% for both employees under age 65 and over age 65 in 2022. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2011:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.3	$ (0.3)
Effect on postretirement welfare benefit obligation	$ 6.7	$ (6.3)

Plan Assets

We have investment committees that meet regularly to review the portfolio returns and to determine asset-mix targets based on asset/liability studies. Third-party investment consultants assist us in developing asset allocation strategies to determine our expected rates of return and expected risk for various investment portfolios. The investment committees considered these strategies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for all major asset classes.

All investments are held in the form of units of funds. The funds hold underlying securities and are redeemable at the measurement date. Investments in equities and fixed-income funds are generally measured at fair value based on daily closing prices provided by active exchanges or on the basis of observable, market-based inputs. Investments in hedge funds are generally measured at fair value on the basis of their net asset values, which are provided by the investment sponsor or third party administrator. The fair values of investments in real estate funds are based on appraised values developed using comparable market transactions or discounted cash flows.

U.S. Qualified Pension Plan

The investment policy of the U.S. qualified pension plan (the "U.S. Plan") was developed after examining the historical relationships of risk and return among asset classes and the relationship between the expected behavior of the U.S. Plan's assets and liabilities. The investment policy of the U.S. Plan is designed to provide the greatest probability of meeting or exceeding the U.S. Plan's objectives at the lowest possible risk.

In establishing its risk tolerance, the investment committee for the U.S. Plan ("U.S. Committee") considers its ability to withstand short-term and intermediate-term volatility in market conditions. The U.S. Committee also reviews the long-term characteristics of various asset classes, focusing on balancing risk with expected return. Accordingly, the U.S. Committee selected the following five asset classes as allowable investments for the assets of the U.S. Plan: U.S. equities, U.S. fixed-income securities, non-U.S. equities, real estate and hedge funds.

The table below presents the fair values of the assets in our U.S. Plan by asset category and by levels of fair value at December 31:

	2011				2010			
Asset Category	**Total Asset Value**	**Level One**	**Level Two**	**Level Three**	Total Asset Value	Level One	Level Two	Level Three
Cash and Cash Equivalents	**$ 6**	**$ -**	**$ 6**	**$ -**	$ 95	$ -	$ 95	$ -
Fixed Income [1]	**96**	**-**	**96**	**-**	99	-	99	-
Non-U.S. Equity [2]	**104**	**-**	**104**	**-**	93	-	93	-
U.S. Equity [3]	**104**	**-**	**104**	**-**	61	-	61	-
Hedge Funds [4]	**110**	**-**	**-**	**110**	-	-	-	-
Real Estate Funds [5]	**5**	**-**	**-**	**5**	14	-	-	14
Real Estate Investment Trust Equity	**8**	**-**	**8**	**-**	4	-	4	-
U.S. Small Cap Equity [6]	**-**	**-**	**-**	**-**	50	-	50	-
Total	**$ 433**	**$ -**	**$ 318**	**$ 115**	$ 416	$ -	$ 402	$ 14

(1) A multi-manager strategy investing in fixed income securities. The current allocation includes: 22% in corporate bonds; 17% in mutual funds (corporate bonds); 16% in government mortgage-backed securities; 14% in mutual funds (non-U.S. government bonds); 10% in government bonds; 6% in mutual funds (government bonds); 5% in asset-backed securities; 4% in municipal bonds and 6% in cash and other securities.

(2) Multi-manager strategy investing in common stocks of non-U.S. listed companies using both value and growth approaches.

(3) Multi-manager strategy investing in common stocks of U.S. listed companies using value and growth approaches.

(4) Strategies taking long and short positions in equities, fixed income securities, currencies and derivative contracts.

(5) Strategy investing in the global private real estate secondary market using a value-based investment approach.

(6) Multi-manager strategy investing in common stocks of smaller U.S. listed companies using both value and growth approaches.

Non-U.S. Pension Plans

The investment policies of our pension plans with plan assets, which are primarily in Canada and the U.K., (the "Non-U.S. Plans"), cover the asset allocations that the governing boards believe are the most appropriate for these Non-U.S. Plans in the long term, taking into account the nature of the liabilities they expect to incur. The suitability of asset allocations and investment policies are reviewed periodically to ensure alignment with plan liabilities.

The table below presents the fair values of the assets in our Non-U.S. Plans by asset category and by levels of fair value at December 31:

	2011				2010			
Asset Category	**Total Asset Value**	**Level One**	**Level Two**	**Level Three**	Total Asset Value	Level One	Level Two	Level Three
Cash and Cash Equivalents	**$ 1**	**$ -**	**$ 1**	**$ -**	$ 31	$ -	$ 31	$ -
Asset Allocation [1]	**102**	**-**	**102**	**-**	80	-	80	-
Bonds - U.K. - Corporate [2]	**56**	**-**	**56**	**-**	40	-	40	-
Bonds - U.K. - Government [3]	**154**	**-**	**154**	**-**	114	-	114	-
Equities [4]	**179**	**-**	**179**	**-**	174	-	174	-
Real Estate Funds [5]	**19**	**-**	**-**	**19**	19	-	-	19
Insurance contracts	**15**	**-**	**-**	**15**	16	-	-	16
Total	**$ 526**	**$ -**	**$ 492**	**$ 34**	$ 474	$ -	$ 439	$ 35

(1) Invests in mixes of global common stocks and bonds to achieve broad diversification.

(2) Invests passively in Sterling-denominated investment grade corporate bonds.

(3) Invests passively in Sterling-denominated government issued bonds.

(4) Invests in broad equity funds based on securities offered in various regions or countries. Equity funds are allocated by region as follows: 48% Global, 28% U.K., 8% North America, 8% Asia Pacific, and 8% Europe.

(5) Invests in a diversified range of property throughout the U.K., principally in the retail, office and industrial/warehouse sectors.

The following table presents the changes in the fair value of assets using level 3 unobservable inputs:

	U.S. Property Fund	U.S. Hedge Fund	Non-U.S. Property Fund	Non-U.S. Insurance Contracts	Total
Beginning balance at December 31, 2008	$ 19	$ -	$ 18	$ 7	$ 44
Unrealized gains	-	-	1	1	2
Unrealized losses	(6)	-	-	-	(6)
Sales	-	-	-	(1)	(1)
Ending balance at December 31, 2009	13	-	19	7	39
Unrealized gains	1	-	-	-	1
Purchases	-	-	-	9	9
Ending balance at December 31, 2010	14	-	19	16	49
Unrealized gains	2	5	-	-	7
Unrealized losses	-	(5)	-	-	(5)
Sales	(15)	-	-	(2)	(17)
Purchases	4	110	-	1	115
Ending balance at December 31, 2011	$ 5	$ 110	$ 19	$ 15	$ 149

Expected Cash Flows

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. In 2012, we expect to contribute between $60 million and $65 million to our U.S. pension plans and between $20 million and $30 million to the non-U.S. pension plans. In 2012, we also expect to make benefit payments related to other postretirement benefits of between $16 million and $18 million.

The following table presents the expected benefit payments over the next ten years. The U.S. and non-U.S. pension benefit payments are made by the respective pension trust funds. The other postretirement benefits are net of expected Medicare subsidies of approximately $2 million per year and are payments that are expected to be made by us.

Year	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2012	$ 28	$ 16	$ 17
2013	$ 31	$ 17	$ 17
2014	$ 35	$ 20	$ 17
2015	$ 39	$ 22	$ 18
2016	$ 42	$ 25	$ 19
2017-2021	$ 263	$ 157	$ 106

DEFINED CONTRIBUTION PLANS

During the periods reported, generally all of our U.S. employees were eligible to participate in our sponsored 401(k) plans under the Internal Revenue Code of 1986, as amended ("Thrift Plans"). The Thrift Plans allow eligible employees to elect to contribute portions of their salaries to an investment trust. Employee contributions are matched by the Company in cash at the rate of $1.00 per $1.00 employee contribution for the first 5% to 6% of the employee's salary and such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions are fully vested to the employee after three years of employment. The Thrift Plans provide several investment options, for which the employee has sole investment discretion. The Thrift Plans do not offer Baker Hughes common stock as an investment option. Our contributions to the Thrift Plans and several other non-U.S. defined contribution plans amounted to $189 million, $169 million and $129 million in 2011, 2010 and 2009, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plans, we provide a non-qualified defined contribution plan that provides basically the same benefits as those provided in the Thrift Plans. In addition, we provide a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under the Thrift Plans and/or the U.S. qualified pension plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are invested through trusts, and the assets and corresponding liabilities are included in our consolidated balance sheet. Our contributions to these non-qualified plans were $11 million for each of the three years in the period ended December 31, 2011. In 2012, we estimate we will contribute between $263 million and $286 million to our defined contribution plans.

POSTEMPLOYMENT BENEFITS

We provide certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. Income benefits for long-term disability are provided through a fully-insured plan. The continuation of medical and other benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2011 and 2010 was $23 million and $15 million, respectively, and is included in other liabilities in our consolidated balance sheet.

NOTE 13. COMMITMENTS AND CONTINGENCIES

LEASES

At December 31, 2011, we had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2016 are $148 million, $112 million, $91 million, $70 million and $33 million, respectively, and $124 million in the aggregate thereafter. Rent expense was $401 million, $355 million and $241 million for the years ended December 31, 2011, 2010 and 2009, respectively. We have not entered into any significant capital leases during the three years ended December 31, 2011.

LITIGATION

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

We were among several unrelated companies who received a subpoena from the Office of the New York Attorney General, dated June 17, 2011. The subpoena received by the Company seeks information and documents relating to, among other things, natural gas development and hydraulic fracturing. We are reviewing the subpoena and discussing its contents with the New York Attorney General's office in anticipation of our responding as appropriate.

In July 2011, we settled the previously reported customer claim against BJ Services relating to the move of a stimulation vessel out of the North Sea market. The settlement did not have a material effect on our consolidated financial statements.

ENVIRONMENTAL MATTERS

Our past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations with regard to air, land and water quality and other environmental matters. Our environmental procedures, policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the environmental investigation, external consulting activities, governmental oversight fees, treatment equipment and costs associated with long-term operation, maintenance and monitoring of a remediation project.

We have also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. We participate in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. We have accrued what we believe to be our pro-rata share of the total estimated cost of remediation and associated management of these Superfund sites. This share is based upon the ratio that the estimated volume of waste we contributed to the site bears to the total estimated volume of waste disposed at the site. Applicable U.S. federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving us with the uncertainty that we may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share. No accrual has been made under the joint and several liability concept for those Superfund sites where our participation is de minimis since we believe that the probability that we will have to pay material costs above our volumetric share is remote. We believe there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where we are a significant PRP, remediation costs are estimated to include recalcitrant parties. In some cases, we have insurance coverage or contractual indemnities from third parties to cover a portion of the ultimate liability.

Our total accrual for environmental remediation is $29 million and $32 million, which includes accruals of $5 million and $7 million for the various Superfund sites, at December 31, 2011 and 2010, respectively. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that is necessary.

OTHER

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, letters of credit and other bank issued guarantees, which totaled approximately $1.3 billion at December 31, 2011. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under contracts of approximately $2.1 billion at December 31, 2011.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss, net of tax:

	Pensions and Other Postretirement Benefits	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at December 31, 2009	$ (194)	$ (220)	$ (414)
Translation adjustments	-	(41)	(41)
Amortization of prior service cost	1	-	1
Amortization of actuarial net loss	14	-	14
Actuarial net gain arising in the year	20	-	20
Effect of exchange rate	5	-	5
Deferred taxes	(5)	-	(5)
Balance at December 31, 2010	(159)	(261)	(420)
Translation adjustments	-	(43)	(43)
Amortization of prior service cost	(2)	-	(2)
Amortization of actuarial net loss	14	-	14
Actuarial net loss arising in the year	(148)	-	(148)
Deferred taxes	44	-	44
Balance at December 31, 2011	$ (251)	$ (304)	$ (555)

NOTE 15. QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter (2)	Fourth Quarter (3)	Total Year
2011					
Revenue	**$ 4,525**	**$ 4,741**	**$ 5,178**	**$ 5,387**	**$ 19,831**
Gross profit (1)	**922**	**909**	**1,130**	**1,144**	**4,105**
Net income attributable to Baker Hughes	**381**	**338**	**706**	**314**	**1,739**
Basic earnings per share of Baker Hughes	**0.88**	**0.78**	**1.62**	**0.72**	**3.99**
Diluted earnings per share of Baker Hughes	**0.87**	**0.77**	**1.61**	**0.72**	**3.97**
Dividends per share	**0.15**	**0.15**	**0.15**	**0.15**	**0.60**
Common stock market prices:					
High	**74.16**	**78.00**	**79.94**	**60.89**	
Low	**54.83**	**67.27**	**46.15**	**44.47**	
2010					
Revenue	$ 2,539	$ 3,374	$ 4,078	$ 4,423	$ 14,414
Gross profit (1)	533	600	771	897	2,801
Net income attributable to Baker Hughes	129	93	255	335	812
Basic earnings per share of Baker Hughes	0.41	0.23	0.59	0.78	2.06
Diluted earnings per share of Baker Hughes	0.41	0.23	0.59	0.77	2.06
Dividends per share	0.15	0.15	0.15	0.15	0.60
Common stock market prices:					
High	51.86	54.18	50.23	57.17	
Low	41.24	35.87	37.58	42.82	

(1) Represents revenue less cost of sales, cost of services and research and engineering.

(2) Net income attributable to Baker Hughes for 2011 includes a tax benefit of $214 million associated with the reorganization of certain foreign subsidiaries. For further discussion, see Note 4. Income Taxes of the Notes to Consolidated Financial Statements.

(3) Net income attributable to Baker Hughes for 2011 includes a charge of $315 million ($220 million net of tax), the majority of which relates to the impairment associated with the decision to minimize the use of the BJ Services trade name. For further discussion, see Note 8. Goodwill and Intangible Assets of the Notes to Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act of 1934, as amended (the "Exchange Act"). This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that, as of December 31, 2011, our disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, are effective at a reasonable assurance level.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management included a report of their assessment of the design and effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in Item 8 under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal controls over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Business Code of Conduct and Code of Ethical Conduct Certificates for our principal executive officer, principal financial officer and principal accounting officer are described in Item 1. Business of this Annual Report. Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," and "Corporate Governance - Committees of the Board - Audit/Ethics Committee" in our Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC pursuant to the Exchange Act within 120 days of the end of our fiscal year on December 31, 2011 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business - Executive Officers" in this Annual Report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the following sections of our Proxy Statement, which sections are incorporated herein by reference: "Compensation Discussion and Analysis," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed. Certain of our officers have advised us that they have and may enter into a stock sales plan for the sale of shares of our common stock which are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. In addition, the Company has and may in the future enter into repurchases of our common stock under a plan that complies with Rule 10b5-1 or Rule 10b-18 of the Exchange Act.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2011 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, the Baker Hughes Incorporated 2002 Directors & Officers Long-Term Incentive Plan, the BJ Services 1995 Incentive Plan, the BJ Services 1997 Incentive Plan, the BJ Services 2000 Incentive Plan and the BJ Services 2003 Incentive Plan, all of which have been approved by our stockholders (in millions, except per share prices).

Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	9.3	$ 55.40	11.5
Nonstockholder-approved plans (1)	0.1	28.01	0.5
Subtotal (except for weighted average exercise price)	9.4	55.30	12.0
Employee Stock Purchase Plan (2)	-	-	4.1
Total	9.4	$ 55.30	16.1

(1) The table includes the following nonstockholder-approved plans: the 1998 Employee Stock Option Plan and the Director Compensation Deferral Plan. A description of each of these plans is set forth below.

(2) The per share purchase price under the Baker Hughes Incorporated Employee Stock Purchase Plan is determined in accordance with section 423 of the Code as 85% of the lower of the fair market value of a share of our common stock on the date of grant or the date of purchase.

Our nonstockholder-approved plans are described below:

1998 Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Employee Stock Option Plan (the "1998 ESOP") was adopted effective as of October 1, 1998. The number of shares authorized for issuance under the 1998 ESOP was 7.0 million shares. Nonqualified stock options may be granted under the 1998 ESOP to our employees. The exercise price of the options will be equal to the fair market value per share of our common stock on the date of grant, and option terms may be up to ten years. Under the terms and conditions of the option award agreements for options issued under the 1998 ESOP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control. As of December 31, 2011, options covering approximately 31,000 shares of our common stock were outstanding under the 1998 ESOP and options covering approximately 22,000 shares were exercised during fiscal year 2011. There are no shares available for grants of future options as the plan expired on October 1, 2008.

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. If a director elects a stock option-related deferral, on the last day of each calendar quarter he or she will be granted a nonqualified stock option. The number of shares subject to the stock option is calculated by multiplying the amount of the deferred compensation that otherwise would have been paid to the director during the quarter by 4.4 and then dividing by the fair market value of our common stock on the last day of the quarter. The per share exercise price of the option will be the fair market value of a share of our common stock on the date the option is granted. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within ten years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire three years after the termination of the directorship. The maximum aggregate number of shares of our common stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2011, options covering approximately 3,000 shares of our common stock were outstanding under the Deferral Plan, there were no shares exercised during fiscal 2011 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information for this item is set forth in the sections entitled "Corporate Governance-Director Independence" and "Certain Relationships and Related Transactions" in our Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accountant fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this Report.

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1	Certificate of Amendment dated April 22, 2010 and the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2010).
3.2	Restated Bylaws of Baker Hughes Incorporated effective as of August 1, 2011 (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2011).
4.1	Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized there under equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.
4.2	Certificate of Amendment dated April 22, 2010 and the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2010).
4.3	Restated Bylaws of Baker Hughes Incorporated effective as of August 1, 2011 (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2011).
4.4	Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2004).
4.5	Indenture dated October 28, 2008, between Baker Hughes Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).
4.6	First Supplemental Indenture, dated August 17, 2011, between Baker Hughes Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of Notes) (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 23, 2011).
4.7	Officers' Certificate of Baker Hughes Incorporated dated October 28, 2008 establishing the 6.50% Senior Notes due 2013 and the 7.50% Senior Notes due 2018 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).
4.8	Form of 7.50% Senior Notes Due 2018 (filed as Exhibit 4.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).
4.9	Officers' Certificate of Baker Hughes Incorporated dated August 24, 2010 establishing the 5.125% Senior Notes due 2040 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 24, 2010).
4.10	Form of 5.125% Senior Notes due 2040 (filed as Exhibit 4.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 24, 2010).
4.11	Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to Current Report on BJ Services Company Form 8-K filed on June 12, 2006).
4.12	Third Supplemental Indenture, dated May 19, 2008, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 6% Senior Notes due 2018 (filed as Exhibit 4.2 to Current Report on BJ Services Company Form 8-K filed on May 23, 2008).

4.13	Fourth Supplemental Indenture, dated April 28, 2010, between BJ Services Company, as issuer, BSA Acquisition LLC, Baker Hughes Incorporated and Wells Fargo Bank, N.A., as trustee, with respect to the 5.75% Senior Notes due 2011 and the 6% Senior Notes due 2018 (filed as Exhibit 4.4 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).
4.14	Fifth Supplemental Indenture, dated June 21, 2011, between BJ Services Company LLC, as company, Western Atlas Inc. as successor company and Wells Fargo Bank, N.A., as trustee, with respect to the 6.00% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 to Current Report on Baker Hughes Incorporated Form 8-K filed on June 23, 2011).
4.15+	Form of Incentive Stock Option Assumption Agreement for BJ Services incentive plans (filed as Exhibit 4.5 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).
4.16+	Form of Nonqualified Stock Option Assumption Agreement for BJ Services incentive plans (filed as Exhibit 4.6 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).
4.17	Registration Rights Agreement dated August 17, 2011 among Baker Hughes Incorporated and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several initial purchasers named therein (filed as Exhibit 10.1 to the Current Report of Baker Hughes Incorporated on Form 8-K filed on August 23, 2011).
10.1+	Restated and Superseding Employment Agreement between Chad C. Deaton and Baker Hughes Incorporated dated as of April 28, 2011 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed May 3, 2011).
10.2+	Form of Amended and Restated Change in Control Agreement between Baker Hughes Incorporated and each of the executive officers effective as of January 1, 2009 (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).
10.3+*	Form of Executive Loyalty, Confidentiality, Non-Solicitation, and Non-Competition Agreement between Baker Hughes Incorporated and certain of the executive officers.
10.4+	Letter Agreement between Peter A. Ragauss and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2006).
10.5+	Amendment and Restatement of the Baker Hughes Incorporated Change in Control Severance Plan effective as of January 1, 2009 (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).
10.6+	Form of Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers (filed as Exhibit 10.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).
10.7+	Form of Amendment to the Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers effective as of January 1, 2009 (filed as Exhibit 10.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).
10.8+	Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors (filed as Exhibit 10.10 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).
10.9+	Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of January 1, 2009 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).
10.10+	Amendment to Baker Hughes Incorporated Director Compensation Deferral Plan effective as of January 1, 2009 (filed as Exhibit 10.5 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).
10.11+	Baker Hughes Incorporated Executive Severance Plan, as amended and restated on February 7, 2008 (filed as Exhibit 10.17 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).
10.12+	Amendment to Exhibit A of Baker Hughes Incorporated Executive Severance Plan as of July 20, 2009 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2009).

10.13+	Amendment to Baker Hughes Incorporated Executive Severance Plan dated April 22, 2010 (filed as Exhibit 10.1 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 23, 2010).
10.14+	Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended and restated on February 20, 2008 (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).
10.15+	Amendment to the Baker Hughes Annual Incentive Compensation Plan effective as of January 1, 2009 (filed as Exhibit 10.7 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).
10.16+	Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2012 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 20, 2011).
10.17+	Long-Term Incentive Plan, as amended by Amendment No. 1999-1 to Long-Term Incentive Plan (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).
10.18+	Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).
10.19+	Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 of Baker Hughes Incorporated on Form S-8 filed May 1, 2002).
10.20+	Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, effective July 24, 2008 (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).
10.21+	Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan dated March 31, 2010 (filed as Annex H to the Registration Statement No. 333-162463 on Form S-4 filed on February 9, 2010).
10.22+	Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).
10.23+	Amendment to 2002 Director & Officer Long-Term Incentive Plan, effective as of October 27, 2005 (filed as Exhibit 10.3 of Baker Hughes Incorporated to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).
10.24+	Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan effective July 24, 2008 (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).
10.25+	Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan dated March 31, 2010 (filed as Annex G to the Registration Statement No. 333-162463 on Form S-4 filed on February 9, 2010).
10.26	Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of January 1, 2010 (filed as Exhibit 10.25 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).
10.27+	Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).
10.28+	Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).
10.29+	Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).
10.30+	Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.31+	Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).
10.32+	Form of Baker Hughes Incorporated Stock Option Award Agreements, with Terms and Conditions (filed as Exhibit 10.46 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).
10.33+	Form of Baker Hughes Incorporated Incentive Stock Option Agreement with Terms and Conditions for officers (filed as Exhibit 10.33 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).
10.34+	Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement with Terms and Conditions for officers (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).
10.35+	Form of Baker Hughes Incorporated Restricted Stock Award Agreement (filed as Exhibit 10.49 to Annual Report on Form 10-K for the year ended December 31, 2004).
10.36+	Form of Baker Hughes Incorporated Restricted Stock Award Terms and Conditions (filed as Exhibit 10.50 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).
10.37+	Form of Baker Hughes Incorporated Restricted Stock Award with Terms and Conditions for officers (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).
10.38+	Form of Baker Hughes Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.51 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).
10.39+	Form of Baker Hughes Incorporated Restricted Stock Unit Terms and Conditions (filed as Exhibit 10.52 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).
10.40+	Form of Baker Hughes Incorporated Restricted Stock Unit Agreement, including Terms and Conditions (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).
10.41+	Form of Baker Hughes Incorporated Restricted Stock Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).
10.42+	Form of Baker Hughes Incorporated Restricted Stock Award, including Terms and Conditions for directors (filed as Exhibit 10.40 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).
10.43+	Form of Baker Hughes Incorporated Stock Option Award Agreement, including Terms and Conditions for directors (filed as Exhibit 10.41 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).
10.44+	Form of Baker Hughes Incorporated Performance Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.48 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).
10.45+	Form of 2009 Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2009).
10.46+	Performance Goals adopted October 21, 2010 for the Performance Unit Awards granted in 2009 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).
10.47+	Performance Goals adopted October 21, 2010 for the Performance Unit Awards granted in 2010 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).
10.48+	Performance Goals adopted October 21, 2010 for the Performance Unit Awards granted in 2011 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).

10.49+	BJ Services Company 1997 Incentive Plan (filed as Appendix B to BJ Services Company's Proxy Statement dated December 22, 1997).
10.50+	Amendment effective July 22, 1999 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.26 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 1999).
10.51+	Amendment effective January 27, 2000 to BJ Services Company 1997 Incentive Plan (filed as Appendix C to BJ Services Company's Proxy Statement dated December 20, 1999).
10.52+	Amendment effective May 10, 2001 to BJ Services Company 1997 Incentive Plan (filed as Appendix C to BJ Services Company's Proxy Statement dated April 10, 2001).
10.53+	Fifth Amendment effective October 15, 2001 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.17 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2001).
10.54+	Eighth Amendment effective November 15, 2006 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.3 to BJ Services Company's Current Report on Form 8-K filed on December 13, 2006).
10.55+	Ninth Amendment effective October 13, 2008 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.16 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2008).
10.56+	Tenth Amendment effective December 5, 2008 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.2 to BJ Services Company's Quarterly Report for the quarterly period ended December 31, 2008).
10.57+	BJ Services Company 2000 Incentive Plan (filed as Appendix B to BJ Services Company's Proxy Statement dated December 20, 2000).
10.58+	First Amendment effective March 22, 2001 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.2 to BJ Services Company's Registration Statement on Form S-8 (Reg. No. 333-73348).
10.59+	Second Amendment effective May 10, 2001 to BJ Services Company 2000 Incentive Plan (filed as Appendix D to BJ Services Company's Proxy Statement dated April 10, 2001).
10.60+	Third Amendment effective October 15, 2001 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.24 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2001).
10.61+	Fifth Amendment effective November 15, 2006 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.4 to BJ Services Company's Current Report on Form 8-K filed on December 13, 2006).
10.62+	Sixth Amendment effective October 13, 2008 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.22 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2008).
10.63+	Seventh Amendment effective December 5, 2008 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.3 to BJ Services Company's Quarterly Report for the quarterly period ended December 31, 2008).
10.64+	Amended and Restated BJ Services Company 2003 Incentive Plan (filed as Appendix A to BJ Services Company's Proxy Statement dated December 15, 2008).
10.65+	First Amendment to the Amended and Restated BJ Services Company 2003 Incentive Plan (filed as Exhibit 10.1 to BJ Services Company's Quarterly Report for the quarterly period ended March 31, 2009).
10.66	Credit Agreement dated as of September 13, 2011, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent and twenty-one lenders for $2.5 billion, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed September 14, 2001).
10.67	Deferred Prosecution Agreement between Baker Hughes Incorporated and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
10.68	Plea Agreement between Baker Hughes Services International, Inc. and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
10.69	Agreement and Plan of Merger dated as of August 30, 2009, among Baker Hughes Incorporated, BSA Acquisition LLC and BJ Services Company (filed as Exhibit 2.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 31, 2009).

10.70+*	Form of Baker Hughes Incorporated Nonqualified Stock Option Award Agreement and Terms and Conditions for officers.
10.71+*	Form of Baker Hughes Incorporated Incentive Stock Option Award Agreement and Terms and Conditions for officers.
10.72+*	Form of Baker Hughes Incorporated Performance Unit Award Agreement and Terms and Conditions for officers.
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Deloitte & Touche LLP.
31.1*	Certification of Martin S. Craighead, President and Chief Executive Officer, furnished pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Peter A. Ragauss, Chief Financial Officer, furnished pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32*	Statement of Martin S. Craighead, President and Chief Executive Officer, and Peter A. Ragauss, Chief Financial Officer, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.
95*	Mine Safety Disclosures.
99.1	Baker Hughes Incorporated Information document filed on April 26, 2007, by the United States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
99.2	Baker Hughes Services International, Inc. Information document filed on April 26, 2007, by the United States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
99.3	Sentencing Memorandum and Motion for Waiver of Pre-Sentence Investigation of Baker Hughes Services International, Inc. (filed as Exhibit 99.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
99.4	Baker Hughes Services International, Inc. Sentencing Letter from the United States Department of Justice dated April 24, 2007 (filed as Exhibit 99.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
99.5	The Complaint by the Securities and Exchange Commission vs. Baker Hughes Incorporated filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).
99.6	Final Judgment by the Securities and Exchange Commission as to Defendant Baker Hughes Incorporated dated and filed on May 1, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).
101.INS*	XBRL Instance Document
101.SCH*	XBRL Schema Document
101.CAL*	XBRL Calculation Linkbase Document
101.LAB*	XBRL Label Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER HUGHES INCORPORATED

Date: February 23, 2012

/s/MARTIN S. CRAIGHEAD
Martin S. Craighead
President and Chief Executive Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin S. Craighead and Peter A. Ragauss, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/MARTIN S. CRAIGHEAD (Martin S. Craighead)	President and Chief Executive Officer and Director (principal executive officer)	February 23, 2012
/s/CHAD C. DEATON (Chad C. Deaton)	Executive Chairman of the Board	February 23, 2012
/s/PETER A. RAGAUSS (Peter A. Ragauss)	Senior Vice President and Chief Financial Officer (principal financial officer)	February 23, 2012
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	February 23, 2012
/s/LARRY D. BRADY (Larry D. Brady)	Director	February 23, 2012
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	February 23, 2012
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	February 23, 2012
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	February 23, 2012
/s/PIERRE H. JUNGELS (Pierre H. Jungels)	Director	February 23, 2012
/s/JAMES A. LASH (James A. Lash)	Director	February 23, 2012
/s/J. LARRY NICHOLS (J. Larry Nichols)	Director	February 23, 2012
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	February 23, 2012
/s/JAMES W. STEWART (James W. Stewart)	Director	February 23, 2012
/s/CHARLES L. WATSON (Charles L. Watson)	Director	February 23, 2012

BAKER HUGHES INCORPORATED
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Period	Charged to Cost and Expenses	Write-offs (1)	Other Changes (2)	Balance at End of Period
Year ended December 31, 2011					
Reserve for doubtful accounts receivable	$ 162	$ 84	$ (18)	$ 1	$ 229
Reserve for inventories	322	16	(36)	2	304
Year ended December 31, 2010					
Reserve for doubtful accounts receivable	157	39	(24)	(10)	162
Reserve for inventories	297	33	(32)	24	322
Year ended December 31, 2009					
Reserve for doubtful accounts receivable	74	94	(12)	1	157
Reserve for inventories	244	101	(53)	5	297

(1) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.

(2) Represents transfers, currency translation adjustments and divestitures.

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Executive Leadership



Chad C. Deaton
Executive Chairman of the Board



Martin Craighead
President and Chief Executive Officer



John A. O'Donnell
Vice President, Office of the CEO



Peter A. Ragauss
Senior Vice President and Chief Financial Officer



Alan R. Crain
Senior Vice President and General Counsel



Belgacem Chariag
Vice President and President, Eastern Hemisphere Operations



Derek Mathieson
Vice President and President, Western Hemisphere Operations



Arthur Soucy
Vice President and President, Global Products and Services



Didier Charreton
Vice President, Human Resources



Russell J. Cancilla
Vice President, Health, Safety and Environment and Chief Security Officer

Board of Directors

Larry D. Brady
Former Chairman and Chief Executive Officer, Intermec, Inc.

Clarence P. Cazalot, Jr.
Chairman, President and Chief Executive Officer, Marathon Oil Corporation

Martin S. Craighead
President and Chief Executive Officer, Baker Hughes Incorporated

Chad C. Deaton
Executive Chairman, Baker Hughes Incorporated

Anthony G. Fernandes
Former Chairman, President and Chief Executive Officer, Phillip Services Corporation

Claire W. Gargalli
Former Vice Chairman, Diversified Search and Diversified Health Search Companies

Pierre H. Jungels, CBE
Former President of the Institute of Petroleum

James A. Lash
Chairman, Manchester Principal LLC

J. Larry Nichols
Executive Chairman, Devon Energy Corporation

H. John Riley, Jr.
Former Chairman, Cooper Industries, Ltd.

James W. Stewart
Former Chairman, President and Chief Executive Officer, BJ Services Company

Charles L. Watson
Chairman, Twin Eagle Management Resources and CLW Investments, Inc.

Other Corporate Officers

Sandra E. Alford
Corporate Secretary

Adam B. Anderson
Vice President, Investor Relations

David E. Emerson
Vice President, *Corporate Development*

Jan Kees van Gaalen
Vice President and Treasurer

Alan J. Keifer
Vice President and Controller

Jay G. Martin
Vice President, Chief Compliance *Officer, and Senior Deputy* General Counsel

Ronald E. Martz
Vice President, Internal Audit

Alex Peng
Vice President, Tax

Clifton Triplett
Vice President and *Chief Information Officer*

Corporate Information

Stockholder Information
Transfer Agent and Registrar
Computershare Shareowner Services, LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock Exchange, Inc.
SWX Swiss Exchange

New York Stock Exchange
Last year our Annual CEO Certification, without qualifications, was timely submitted to the NYSE. Also, we have filed our certifications required under SOX as exhibits to our Form 10-K.

Investor Relations Office
Adam B. Anderson
Vice President, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K
Additional copies of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing:
Baker Hughes Investor Relations
P.O. Box 4740
Houston, Texas 77210-4740
Also available at our website:
http://www.bakerhughes.com/annualreport

Annual Meeting
The Company's Annual Meeting of Stockholders will be held:
9:00 a.m. Central Daylight Time
April 26, 2012
Plaza Banquet Room
2777 Allen Parkway
Houston, Texas 77019-2118

Corporate Office Location and Mailing Address
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website
www.bakerhughes.com

As a Baker Hughes stockholder, you are invited to take advantage of our convenient stockholder services or request more information about Baker Hughes. Computershare Shareowner Services, LLC, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder-related services at no charge, including:

- Change of name or address enrollment
- Additional administrative services
- Transfer of stock to another person
- Duplicate mailings
- Consolidation of accounts
- Dividend reinvestment
- Lost stock certificates

Access your investor statements online 24 hours a day, seven days a week with MLink℠.

For more information, go to:
www.bnymellon.com/shareowner/equityaccess

BAKER HUGHES

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

P.O. Box 4740
Houston, Texas 77210-4740

(713) 439-8600

www.bakerhughes.com